MARSH

Thriving as one

2025

Marsh is a global professional services firm helping clients navigate complexity and seize opportunities with market-leading, specialized capabilities across risk, reinsurance and capital, people and investments, and management consulting.

What sets us apart?

Perspective.

To develop innovative answers and craft powerful solutions for complex, multidimensional challenges, clients need a range of viewpoints – and a partner to help them execute.

At Marsh, perspective is more than what we deliver. It's embedded in how we think, collaborate, and approach every challenge and opportunity.

It begins with our clients — we listen to learn what's mission-critical today, what's essential tomorrow, and what goals we can help them achieve.

From there, we draw from wide-reaching points of view and sophisticated data and analytics across a distinct set of capabilities to drive meaningful change.

We are committed partners, bringing together the unique expertise of our firm to deliver actionable solutions.

That's how we help clients and communities turn today's most pressing challenges into breakthrough opportunities.

Building the confidence to thrive through the power of perspective.

To our shareholders,

2025 was an important year for our firm. We took significant steps toward our vision of becoming the most impactful professional services firm in the world, while delivering solid financial performance.

This is the most complex environment for clients that I've seen in my 40 years in business. We're in an era of polycrisis: Military conflicts, trade wars, culture wars, social unrest, extreme weather, and the emergence of AI are all creating enormous challenges for organizations. Yet there's also opportunity in complexity, if businesses can anticipate the environment, seize the potential of AI while managing its risks, and choose the right advisors to guide them.

Increasingly, our clients need solutions that draw on our unique collection of capabilities, whether it's data-driven risk advisory and insurance placement solutions for resilient growth; reinsurance and capital expertise for complex risk; consulting and solutions in investments, retirement, talent, health, and benefits; or management consulting for transformative moments. These are areas where we are market leaders and where our scale and specialization are a distinct advantage.

In October, we introduced Thrive, a growth program that's unlocking capacity to invest in emerging areas of economic opportunity, such as digital infrastructure,

healthcare, energy, and private capital, as well as in our own talent and technology, including AI.

Thrive also enables us to invest more efficiently and powerfully in growing our new, expanded Marsh brand, which we launched earlier this year, introducing our new ticker symbol, MRSH, by ringing the closing bell at the New York Stock Exchange. Our unified brand better supports our business strategy and simplifies our value proposition for clients.

A key part of Thrive is the benefits that our Business and Client Services (BCS) unit will deliver, as we build a data and technology ecosystem that harnesses AI and advanced analytics. BCS represents a fundamental change in our operating model, improving client outcomes, driving operational excellence and efficiency, and accelerating investment in AI and automation.

We adopted AI early, at scale, and with discipline, and while AI's capabilities are still emerging, we are confident that it will continue to enhance how we work and deliver more value to our stakeholders.



"Increasingly, our clients need solutions that draw on our unique collection of capabilities."

John Q. Doyle
President and Chief Executive Officer,
Marsh

We have tremendous scale, talent, and trusted client relationships, as well as differentiated data assets that we're already turning into insights and solutions for our clients. And with AI driving major growth in the digital infrastructure industry, we're uniquely positioned to help clients navigate the sector's complex and interconnected risks and challenges.

Thrive, and the steps we're taking with BCS and our brand strategy, present significant opportunities to support economies, businesses, and societies worldwide.

Everything we do is anchored in the Purpose shared by our more than 95,000 colleagues around the world: *We build the confidence to thrive through the power of perspective*.

Together, we are building an exciting future as a new Marsh. I am pleased to update you on our progress.

2025

Our financial performance

We delivered good growth in 2025 amid macro headwinds from lower interest rates, decreasing insurance pricing, and geopolitical volatility.

We grew our total revenue by 10% to a record $27 billion in 2025, a 4% increase on an underlying basis. Our adjusted operating income rose 11% to $7.3 billion, following 11% growth in 2024. Adjusted earnings per share (EPS) increased 9%, and our adjusted operating margin improved 30 basis points, our 18th consecutive year of reported margin expansion.* We also generated $5 billion of free cash flow in 2025, a new annual milestone.

Our track record of excellent financial performance — solid growth while driving efficiency and generating strong earnings — reflects our consistent execution and commitment to deliver in the near term while investing for sustained long-term growth.

Our Risk and Insurance segment produced 4% underlying growth in 2025, with Marsh Risk increasing 4% and Guy Carpenter up 5%. Underlying growth for our Consulting segment increased by 5%, with Mercer producing 4% and Marsh Management Consulting (formerly reported as Oliver Wyman Group) 6%.

Our balanced approach to capital management involves maintaining financial flexibility, optimizing our capital structure, investing in high-quality acquisitions, and returning capital to shareholders to create long-term value. In 2025, we increased our dividend for the 16th consecutive year and completed $2 billion of share repurchases, the largest amount in our history.

Acquisitions are also an important part of our growth strategy. In 2025, we invested $847 million in acquisitions that enhanced our talent and capabilities, extended our reach, and increased our scale. We also successfully integrated McGriff following our 2024 acquisition of the firm, the largest in our history. McGriff and many other acquisitions we've made over the past several years, particularly in Marsh McLennan Agency and in our Investments business, position us well for the years to come.

By many measures, including both organic and total revenue growth, margin expansion, and our double-digit EPS compound annual growth rate, Marsh has a superior long-term track record of financial performance, and our business is resilient across market cycles.

$27 billion

Annual revenue

16

Consecutive years of underlying
revenue growth and dividend increases

$7.3 billion

Record-high adjusted operating income

18

Consecutive years of reported margin expansion

27.1%

Consolidated adjusted margin — an increase
of over 1,830 basis points since 2008

~$28 billion

Invested across 310+ acquisitions
and investments since 2009

Exceptional track record of value creation

GAAP revenue $27.0
$ billions

6%
CAGR



Adjusted operating margin 27.1%

+1,360
bps



Adjusted EPS $9.75

13%
CAGR



*For a reconciliation of non-GAAP results to GAAP results, as related to all non-GAAP measures presented in this letter, please refer to the Company's
Form 8-K, dated January 29, 2026, available on the Company's website at corporate.marsh.com.

Our world, our work

From the growing cost of risk and extreme weather to geoeconomic confrontation and emerging technologies, numerous factors are shaping new challenges for businesses and governments in this era of polycrisis. We're helping our clients navigate timely issues to grow and thrive.

Major natural catastrophes worldwide in 2025 — spanning wildfires, heat waves, and flooding — demonstrate the urgent need for resilience and risk-mitigation planning in disaster-prone areas. Following the wildfires in Southern California last January, we mobilized a cross-business team to provide loss-evaluation services to support rapid claims payments and speed recovery for those affected. To help clients and communities in California and beyond build greater resilience, we're delivering new property catastrophe capacity to the market and advising on ways to reduce risk and build resilience with integrated strategies that tie risk transfer to risk-reduction measures. We've also partnered with multilateral institutions, local nonprofits, and global NGOs to advance new models for insurability around the world: deploying new building standards in Asia, delivering risk analytics for multi-city programs across Latin America, and developing new distribution and risk management models in California.

Liability costs are surging, particularly in the US, due to excessive litigation and systemic legal challenges. The US already has the highest liability insurance rates in the world, and escalating costs will only make it harder for companies. Our firm is committed to working with the business community and policymakers to tackle this challenge.

Medical inflation remains a leading concern for many organizations, with our latest *Health Trends* report projecting it to be above 10% globally for the sixth consecutive year. This trend is driven by rising claims and use, but also advancements in diagnoses, drugs, and treatment technologies, which come at a higher cost. We're helping clients design benefits programs to manage cost and best address the needs of their people, as well as negotiate premiums with insurers. We're also collaborating with insurers on innovative solutions. For example, in Eastern Europe, where premiums have become unaffordable with 50%-plus year-over-year increases, we created our own protection



product that is co-insured by a reinsurer and a carrying sponsor. The result? Cost savings for our clients — and access to more tailored solutions.

Longevity and the confluence of aging populations and declining fertility rates have broad implications for all individuals, businesses, and governments. Without enough young people to replace retiring workers, companies will struggle to fill the jobs they need to grow their businesses and fuel GDP growth. Healthcare and retirement systems will also be tested, as most public ones worldwide are funded through payroll taxes. We're advising clients on managing the challenges and risks associated with longevity and supporting insurers with specialized solutions. We're also helping companies, individuals, and governments consider ways to enhance health and retirement plans and outcomes. In every case, we believe in the importance of public-private collaboration; our Wealth practice in Europe has been bringing together subject matter experts to help EU policymakers realize their ambitions for a savings and investments union, which aims to give people more effective opportunities to fund their retirement, while also giving businesses more efficient access to broader sources of capital.

AI and emerging technologies create both opportunities and risks for clients. AI is already transforming our firm — accelerating our strategy, expanding client offerings, and changing how we work, think, and innovate. Our Quotient – AI by Oliver Wyman offering gives clients access to a global team of more than 300 data scientists, engineers, and designers, and thousands of industry experts to help with their AI needs. We're also focused on launching one-of-a-kind client technologies, following our successful rollouts of AI-powered tools such as Sentrisk, which helps clients manage global supply chain risk; and Aida, an AI assistant that is integrated with Mercer's Talent All Access Portal (TAAP) to give HR professionals interactive, conversational access to global compensation, benefits, and HR policy data. As AI's capabilities evolve, companies will need to move quickly to apply them, and to manage related economic and business-model disruption. We're committed to innovating responsibly, applying AI where it strengthens client outcomes, supports our colleagues, and creates new opportunities for growth.

With investment expected to hit $3 trillion over the next five years, **digital infrastructure** is one of the most dynamic and fastest-growing sectors globally — and one with its own set of challenges. We are strongly positioned to be a partner to this industry, which includes hyperscalers and other diverse economic players. Recognizing that insurance capacity is critical to growth, we're collaborating with insurers to develop innovative solutions, such as the Nimbus facility, which doubled its capacity to $2.7 billion earlier this year. Along with risk financing, our approach spans risk advisory, capital management, alternative capital, talent strategies, energy solutions, and community engagement, addressing the real complexity behind this critical build-out.

Many of these challenges and opportunities require solutions broader than any single company or industry can provide. New thinking, approaches, and partnerships are essential. Many risks expose the economy and governments to significant liabilities, making proactive, innovative solutions critical. Our firm advocates for and facilitates these important conversations and partnerships by bringing together key stakeholders, including policymakers, industry leaders, and subject matter experts.

Thriving as one

Marsh is a market leader with a proven track record of growth and exceptional performance. Our success is driven by the unique strengths of our business, market-leading positions, a data and analytics advantage, and the talent and dedication of our colleagues.

Looking ahead, we see an opportunity to deliver even greater value to our stakeholders. Our vision is to be the most impactful professional services firm in the world across risk, reinsurance and capital, health and talent strategies, investments, and management consulting — critical areas where our clients rely on our market-leading expertise and capabilities.

Our vision is to be the most impactful professional services firm in the world.

The potential of realizing this vision was evident earlier this year at the World Economic Forum's Annual Meeting in Davos, where Marsh colleagues met with government and business leaders. Together, we discussed geo-economic confrontation, AI and digital infrastructure, health and longevity, investment strategies, and resilience and transformation in an uncertain environment. The client and even societal impact we can have when we bring our full capabilities together under the Marsh brand is a sustainable advantage.

Colleagues and culture

Our Colleague Value Proposition (CVP) shapes the experience our people have at Marsh. By emphasizing leadership, professional development, and opportunities to work together on innovative ideas and solutions, the CVP aims to enable every colleague to be their best here — and our best-in-class engagement scores suggest that it's working.

Our CVP is further strengthened by our new, expanded Marsh brand, which helps us foster an even stronger, more collaborative culture with clearer opportunities for teamwork, knowledge sharing, career mobility, and professional growth. We're excited by the opportunities to do even more to win on talent, as our colleagues have long been a competitive advantage.

In this photo: Marsh colleague Oneyli Dandeniya



Leading perspectives

Economies and businesses today need greater resilience to interconnected challenges, whether it's planning for longer lifespans while managing career, healthcare, and retirement needs, or mapping supply chains against rising geopolitical and natural-catastrophe risks.

Every day across our firm, our colleagues work with clients to provide solutions to these and other complex issues. We also proudly share our expertise and insights to help communities and businesses thrive amid shocks and disruptions.

In October, we announced a strategic knowledge partnership with Bloomberg Media. The new partnership focuses on developing and distributing thought leadership at Bloomberg's global marquee events, helping global business leaders and policymakers increase resilience to economic uncertainties and systemic risks.

Beyond our Bloomberg partnership, we host hundreds of client webinars on timely topics, including our popular Global Investment Forums, which convene asset owners, key stakeholders, and research leaders to tackle the big themes shaping markets and investment practices. For the past two years, we've also partnered with the New York Stock Exchange on a report that takes the pulse of CEOs. And our experts and business leaders are always at the forefront, advancing important conversations at events such as the World Economic Forum's Annual Meeting and the annual United Nations Climate Change Conference (commonly known as COP).

Looking ahead

While uncertainty in the broader macro environment persists for 2026, the enduring value we provide clients makes our business relevant across market cycles.

We've earned our global leadership position in our markets through more than a century and a half of innovation and growth, and we remain ambitious and future-focused. We're more resilient than ever. And we're excited about the steps we're taking to amplify our value proposition for clients across our business — and the opportunities they create to invest in talent, growth, AI, and our new brand.

None of this progress happens without the dedication of many. We are fortunate to have such a strong Board, led by our Independent Chairman, Ed Hanway, and we appreciate their trusted counsel and guidance.

Thank you to the members of our Executive Committee for their leadership and commitment; I'm grateful to work alongside such a skilled and experienced team. A heartfelt thanks to our talented and dedicated colleagues, who bring our Purpose to life every day around the world.

Thank you to our clients for your ongoing trust and partnership. Finally, thank you to our investors for your belief in the work we do and the value we deliver.

Together, we are building a new, more impactful Marsh — and we're excited to continue helping our clients, colleagues, investors, and communities meet emerging challenges, seize opportunities, and thrive.

All my best,

John Q. Doyle
President and Chief Executive Officer,
Marsh

February 9, 2026

Our Board of Directors



Standing, from left: Oscar Fanjul, Morton O. Schapiro, Judith Hartmann, Bruce Broussard, Lloyd M. Yates, Steven A. Mills
Seated, from left: Anthony K. Anderson, Jane Lute, John Q. Doyle, H. Edward Hanway, Tamara Ingram, Deborah C. Hopkins, Jan Siegmund

Anthony K. Anderson
Former Vice Chair and Midwest Area Managing Partner, Ernst & Young LLP

Bruce Broussard
Interim Chief Executive Officer of HP Inc., Former President and Chief Executive Officer, Humana Inc., and Former Chief Executive Officer of McKesson Specialty/US Oncology

John Q. Doyle
President and Chief Executive Officer, Marsh

Oscar Fanjul*
Vice Chairman, Ferrovial, S.E., and Former Vice Chairman, Omega Capital

H. Edward Hanway
Former Chairman and Chief Executive Officer, CIGNA Corporation

Peter Harrison**
Former Chief Executive Officer, Schroders plc, and Former Chief Executive Officer of RWC Partners

Judith Hartmann
Executive Board Member of Bayer AG, Former Operating Partner of Sandbrook Capital and Former Deputy Chief Executive Officer and Chief Financial Officer of ENGIE

Deborah C. Hopkins
Former Chief Executive Officer of Citi Ventures and Former Chief Innovation Officer, Citigroup

Tamara Ingram
Former Global Chairman, Wunderman Thompson

Jane Lute
Strategic Director, SICPA North America

Steven A. Mills
Former Executive Vice President, Software & Systems, International Business Machines Corporation (IBM)

Morton O. Schapiro
Executive Vice President and Senior Advisor of TWG Global and President Emeritus, Northwestern University

Jan Siegmund
Former Chief Financial Officer, Cognizant Technology Solutions, and Corporate Vice President and Chief Financial Officer of Automatic Data Processing (ADP)

Lloyd M. Yates
President and Chief Executive Officer, NiSource Inc.

*As of May 2025, Oscar Fanjul retired from the Marsh Board.
**Peter Harrison was appointed to the Marsh Board on February 25, 2026.

Our Executive Committee



Standing, from left: Pat Tomlinson, Nick Studer, Martin South, Dean Klisura, Paul Beswick
Seated, from left: John Q. Doyle, Carmen Fernandez, Mark McGivney, Katherine J. Brennan, John Jones

John Q. Doyle
President and Chief Executive Officer, Marsh

Paul Beswick
Senior Vice President and Chief Information and Operations Officer, Marsh

Katherine J. Brennan
Senior Vice President and General Counsel, Marsh

Carmen Fernandez
Senior Vice President and Chief People Officer, Marsh

John Jones
Senior Vice President and Chief Marketing and Communications Officer, Marsh

Dean Klisura
President and Chief Executive Officer, Guy Carpenter, Vice Chair, Marsh

Mark McGivney
Senior Vice President and Chief Financial Officer, Marsh

Ted Moynihan
President and Chief Executive Officer, Oliver Wyman and Marsh Management Consulting, Vice Chair, Marsh*

Martin South
Senior Vice President and Chief Client Officer, Marsh*

Nick Studer
President and Chief Executive Officer, Marsh Risk, Vice Chair, Marsh*

Pat Tomlinson
President and Chief Executive Officer, Mercer, Vice Chair, Marsh

*As of April 1, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2025
OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File No. 1-5998

MARSH

Marsh & McLennan Companies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**36-2668272**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1166 Avenue of the Americas
New York, New York 10036-2774
(Address of principal executive offices; Zip Code)
(212) 345-5000
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	MRSH	New York Stock Exchange
		NYSE Texas

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting Company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting Company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $107,422,546,097 computed by reference to the closing price of such stock as reported on the New York Stock Exchange on June 30, 2025.

As of February 5, 2026, there were outstanding 484,124,253 shares of common stock, par value $1.00 per share, of the registrant.

Auditor Name: Deloitte & Touche LLP   Auditor Location: New York, New York   Auditor Firm ID: 34

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Marsh & McLennan Companies, Inc.'s Notice of Annual Meeting and Proxy Statement for the 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") are incorporated by reference in Part III of this Form 10-K.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management's current views concerning future events or results, use words like "anticipate," "assume," "believe," "continue," "estimate," "expect," "intend," "plan," "project" and similar terms, and future or conditional tense verbs like "could," "may," "might," "should," "will" and "would".

Forward-looking statements are subject to inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Factors that could materially affect our future results include, among other things:

- the impact of geopolitical or macroeconomic conditions on us, our clients and the countries and industries in which we operate, including from multiple major wars and global conflicts, social unrest, tariffs or changes in trade policy, slower GDP growth or recession, fluctuations in foreign exchange rates, lower interest rates, capital markets volatility, inflation and changes in insurance premium rates;

- the impact from lawsuits or investigations arising from errors and omissions, breaches of fiduciary duty or other claims against us in our capacity as a broker or investment advisor, including claims related to our investment business' ability to execute timely trades;

- the increasing prevalence of ransomware, supply chain and other forms of cyberattacks, and their potential to disrupt our operations or the operations of our third party vendors, and result in the disclosure of confidential client or company information;

- the financial and operational impact of complying with laws and regulations, including domestic and international sanctions regimes, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act, U.K. Anti Bribery Act and cybersecurity, data privacy and artificial intelligence regulations;

- our ability to attract, retain and develop industry leading talent;

- our ability to compete effectively and adapt to competitive pressures in each of our businesses, including from disintermediation as well as technological change, digital disruption and other types of innovation such as artificial intelligence;

- our ability to manage potential conflicts of interest, including where our services to a client conflict, or are perceived to conflict, with the interests of another client or our own interests;

- our ability to fully realize the opportunities and efficiencies from the Thrive program, which focuses on our brand strategy, delivering greater value to clients, accelerating growth and improving efficiency;

- the regulatory, contractual and reputational risks that arise based on insurance placement activities and insurer revenue streams; and

- the impact of changes in tax laws, guidance and interpretations, such as the implementation of the Organization for Economic Cooperation and Development international tax framework, or the increasing number of challenges by tax authorities in the current global tax environment.

The factors identified above are not exhaustive. Further information concerning Marsh and its businesses, including information about factors that could materially affect our results of operations and financial condition, is contained in the Company's filings with the Securities and Exchange Commission, including the "Risk Factors" section in Part I, Item 1A of this report and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in Part II, Item 7 of this report. Marsh and its subsidiaries operate in a dynamic business environment in which new risks emerge frequently. Accordingly, we caution readers not to place undue reliance on any forward-looking statements, which are based only on information currently available to us and speak only as of the dates on which they are made. The Company undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances arising after the date on which it is made.

TABLE OF CONTENTS

PART I

Item 1.   Business.

References in this report to "we", "us" and "our" are to Marsh & McLennan Companies, Inc. and its consolidated subsidiaries (the "Company" or "Marsh"), unless the context otherwise requires. Effective January 14, 2026, we updated our brand name from Marsh McLennan to Marsh and the brand names of our Marsh and Oliver Wyman Group businesses to Marsh Risk and Marsh Management Consulting, respectively. References to the Company and its businesses in this report reflect these changes. Mercer and Guy Carpenter will continue to report under their current brands through a transition period.

GENERAL

Marsh is a global leader in risk, reinsurance and capital, people and investments, and management consulting, advising clients in 130 countries. With an annual revenue of $27 billion and more than 95,000 colleagues, Marsh helps build the confidence to thrive through the power of perspective.

The Company conducts business through two segments:

- **Risk and Insurance Services**: risk management activities and insurance/reinsurance broking and services conducted through Marsh Risk and Guy Carpenter.
- **Consulting**: health, wealth and career advice, solutions and products, and specialized management, strategic, economic and brand consulting services conducted through Mercer and Marsh Management Consulting.

We provide further details about our current segments below. Financial information about our segments is provided in our consolidated financial statements, which are included under Part II, Item 8 of this report.

OUR BUSINESSES

RISK AND INSURANCE SERVICES

This segment accounted for approximately 64% of the Company's total revenue in 2025 and employed around 55,700 colleagues globally. It includes Marsh Risk and Guy Carpenter.

MARSH RISK

Marsh Risk is the world's leading insurance broker and risk advisor, offering risk management, insurance broking, insurance program management, risk consulting, analytical modeling and alternative risk financing services to a wide range of businesses, government entities, professional service organizations and individuals in 130 countries. It employs approximately 52,000 colleagues and generated approximately 54% of the Company's total revenue in 2025.

Insurance Broking and Risk Advisory

Marsh Risk offers risk analysis, insurance program design, claims support and alternative risk strategies.

- *Risk Management* supports clients' worldwide risk issues, and *Specialty* supports clients who require advice in highly specialized industry and product areas.
- *Corporate* serves middle-market clients globally and is also serviced through Marsh McLennan Agency (MMA).
    - ◦ *Marsh McLennan Agency (MMA)* provides business insurance, employee health and benefits, retirement and wealth management and private client insurance solutions to individuals and mid-market organizations. MMA advises on insurance program structure and market dynamics, along with industry expertise and transactional capability. Since its first acquisition in 2009, MMA has acquired more than 135 agencies. MMA also offers wealth and retirement products and services to clients.
- *Commercial & Consumer* serves clients with less complex risks. This segment includes:
    - ◦ *Victor Insurance Managers (Victor)* serves as underwriting managers of professional liability, catastrophe and other specialty insurance programs worldwide.

- ◦ **Affinity** focuses on insurance programs sold to insureds or vendors through a corporate sponsor using an affinity distribution model.
- ◦ **High net-worth** individuals and family offices are served by MMA in the US and other Marsh personal lines businesses globally.

Additional Services: Marsh Risk also offers specialist advisory services through *risk consulting*, *captive solutions* and *international placement*. Outside the U.S., Mercer and Marsh Risk go to market together to provide health benefits brokerage and consulting services. Within the U.S. and Canada, Marsh Risk advises on health benefits brokerage and consulting services through MMA. Marsh Risk's *Insurer Consulting Group (ICG)* provides various services to insurance carriers.

GUY CARPENTER

Guy Carpenter, the Company's reinsurance intermediary and advisor, provides specialized reinsurance broking, strategic advisory and actuarial services, and analytics solutions. It employs approximately 3,700 colleagues and generated approximately 10% of the Company's total revenue in 2025.

Reinsurance and Risk Management Services

Guy Carpenter creates and executes reinsurance and risk management solutions globally through risk assessment analytics, actuarial services and trading relationships with reinsurance markets.

As a broker, Guy Carpenter handles treaty and facultative reinsurance across various sectors and provides alternatives to traditional reinsurance, such as industry loss warranties and capital markets solutions.

GC Securities provides structuring and placement services in respect of insurance-linked securities, such as catastrophe bonds and sidecar vehicles, along with surplus notes. *GC Capital & Advisory* offers corporate finance solutions, including mergers and acquisitions advice and capital raising, which complement Guy Carpenter's larger capabilities. GC Securities and GC Capital & Advisory are both divisions of MMC Securities LLC.

Reinsurance-related Services

Additionally, Guy Carpenter provides actuarial consulting, contract and claims management, and portfolio analysis, helping clients understand uncertainties and make critical decisions in areas such as reinsurance utilization and capital adequacy.

Compensation for Services in Risk and Insurance Services

Marsh Risk and Guy Carpenter are compensated for brokerage and consulting services through commissions and fees. Commission rates and fees vary in amount and depend on coverage provided, the insurer or reinsurer selected, and the capacity in which the broker acts and negotiates with clients. Marsh Risk also receives other compensation from insurance companies, which includes payments for consulting and analytics services; compensation for administrative and other services (including fees for underwriting services and services related to the administration and management of quota shares, panels and other facilities); payments for participation in sponsorship programs; and contingent commissions, based on factors such as volume or profitability of Marsh Risk's placements, primarily driven by MMA and parts of Marsh Risk's international operations.

Marsh Risk and Guy Carpenter also receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others. For a more detailed discussion of revenue sources and factors affecting revenue in our Risk and Insurance Services segment, refer to Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of this report.

CONSULTING

This segment generated approximately 36% of the Company's total revenue in 2025 and employed around 29,100 colleagues globally, primarily through Mercer and Marsh Management Consulting.

MERCER

Mercer is a leading provider in delivering advice, solutions and products that help organizations meet the health, wealth and career needs of a changing workforce. It employs approximately 21,900 colleagues and generated approximately 23% of the Company's total revenue in 2025.

Mercer operates in the following areas:

- **Health**: assisting employers in managing employee health programs, compliance and outsourcing benefits. Outside of the U.S., Mercer and Marsh Risk go to market together to provide health benefits brokerage and consulting services.

- **Wealth**: providing actuarial, investment consulting and investment management services for clients' retirement plans and other investment pools, managing approximately $692 billion in assets worldwide at December 31, 2025.

- **Career**: advising on employee engagement, skill assessment, executive remuneration, HR effectiveness and M&A strategy utilizing proprietary data and tools.

MARSH MANAGEMENT CONSULTING

Marsh Management Consulting offers management consulting and advisory services across various industries through three industry-leading operating units. It employs over 7,200 colleagues and generated approximately 13% of the Company's total revenue in 2025.

Oliver Wyman includes the following specializations: Actuarial, AI Transformation, Climate and Sustainability, Customer Innovation and Growth, Finance, Risk and Restructuring, Mergers and Acquisitions and Performance Transformation.

Lippincott specializes in brand strategy and design.

NERA Economic Consulting provides economic analysis for complex business and legal issues.

Compensation for Services in Consulting

Marsh Management Consulting is primarily compensated through client fees. Mercer receives client fees and commissions and fees based on assets or members. In the majority of cases, Mercer's Health business is compensated through commissions for the placement of insurance contracts and supplemental compensation from insurers based on various factors as volume, growth of accounts, and total retention of accounts placed by Mercer. Mercer's investments business and certain of its administration services are compensated based on assets under administration or management or fee per member. For a majority of the Mercer-managed investment funds, revenue received from Mercer's investment management clients as sub-advisor fees is reported on a gross basis rather than on a net basis. For a more detailed discussion of revenue sources and factors affecting revenue in the Consulting segment, refer to Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of this report.

REGULATION

The Company's activities are subject to licensing requirements and extensive regulation under US federal and state laws, as well as laws of other countries in which the Company operates. Across most jurisdictions, we are subject to data privacy and data protection laws and regulations that apply to personal information, as well as cybersecurity laws and regulations and emerging laws and regulations related to artificial intelligence ("AI"). Additionally, we are subject to various financial crime laws and regulations through our activities of associated persons, the products and services we provide and our business and client relationships. Such laws and regulations relate to, among other areas, sanctions and export control, anti-bribery, anti-corruption, anti-money-laundering and counter-terrorist financing. In certain circumstances, we are also required to maintain operating funds primarily related to regulatory requirements outside the U.S. See Part I, Item 1A ("Risk Factors" below for a discussion of how actions by regulatory authorities or changes in legislation and regulation may have an adverse effect on our businesses and for more information about the laws and regulations related to data privacy, data protection, cybersecurity and AI and the associated risks to our businesses.

Risk and Insurance Services. All U.S. states and most foreign jurisdictions require insurance market intermediaries and related service providers (such as insurance brokers, agents and consultants, reinsurance brokers and managing general agents) to hold an individual or company license from a government agency or self-regulatory organization. Some jurisdictions issue licenses only to individual residents or locally owned business entities; in those instances, the Company may maintain arrangements with residents or business entities licensed to act in such jurisdiction. Such arrangements are subject to an internal review and approval process.

Licensing of reinsurance intermediaries is generally less rigorous compared to that of insurance brokers, and most jurisdictions require only corporate reinsurance intermediary licenses.

Our business is regulated by the Financial Conduct Authority ("FCA") in the U.K. The FCA licenses insurance and reinsurance intermediaries and evaluates related criteria such as professional competence, financial capacity and professional indemnity insurance requirements, as well as the broking of premium finance to consumers. It enforces prohibitions on anti-competitive behavior in financial services.

Insurance authorities in the U.S. and certain other jurisdictions, including the FCA in the U.K., have also enacted laws and regulations governing the investment of funds, such as premiums and claims proceeds, held in a fiduciary capacity for others. These laws and regulations provide for the segregation of these fiduciary funds and limit the types of investments that may be made with them; they generally apply to both the insurance and reinsurance business.

Other regulatory bodies, such as investment, securities, and futures licensing authorities, govern certain of the Company's Risk and Insurance services activities.

- MMC Securities LLC is a SEC registered broker-dealer and introducing broker used by Marsh Risk and Guy Carpenter in the U.S., primarily in connection with capital markets and other investment banking-related services relating to insurance-linked and alternative risk financing transactions. It is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association and the Securities Investor Protection Corporation ("SIPC").

- MMA Securities LLC is a SEC-registered broker-dealer and investment adviser used by Marsh Risk in the U.S. that provides investment advisory and consulting services to employee-sponsored retirement plans. It is a member of FINRA, SIPC and the Municipal Securities Rulemaking Board ("MSRB").

- MMA Asset Management LLC is a SEC-registered investment advisor used primarily in connection with retirement and wealth management.

- Precept Advisory Group LLC is a SEC-registered investment advisor providing investment advisory and consulting services to employee-sponsored retirement plans.

- MMC Securities Limited is authorized and regulated by the FCA to provide advice on securities and investments in the U.K.

- MMC Securities (Ireland) Limited is authorized and regulated by the Central Bank of Ireland and used by Guy Carpenter to place certain securities and investments in the European Economic Area.

MMC Securities LLC, MMC Securities Limited, MMC Securities (Ireland) Limited, MMA Securities LLC, Precept Advisory Group LLC and MMA Asset Management LLC are indirect, wholly-owned subsidiaries of Marsh & McLennan Companies, Inc.

MMA's health brokerage and consulting business and wealth and retirement business are subject to the similar regulatory regimes for Mercer's Health and Investments business, as described in more detail below.

Consulting. Mercer's retirement consulting and investment services are subject to pension law and financial regulation. In certain countries, Mercer relies on licensed colleagues or registered legal entities to engage in these services or uses other Marsh entities or third parties. Mercer's trustee services, investment services (including advice to persons, institutions and other entities on the investment of pension assets and assumption of discretionary investment management responsibilities) and retirement and employee benefit program administrative services provided by Mercer and its subsidiaries and affiliates may be subject to investment and securities regulations, including (but not limited to) regulations imposed or enforced by the Securities and Exchange Commission (SEC) and the U.S. Department of Labor, the Ontario Securities Commission, the FCA, the Central Bank of Ireland, the Australian Prudential Regulation Authority and the Australian Securities and Investments Commission.

- Mercer Investments LLC is a registered investment advisor which consolidates the activities of Mercer's affiliated investment adviser entities in the U.S.

- Mercer Trust Company is a limited-purpose New Hampshire chartered trust bank that provides services for certain clients of Mercer's investment management business in the U.S.

Mercer's benefits insurance consulting and brokerage services are subject to the same licensing requirements and regulatory oversight as the insurance market intermediaries described above regarding our Risk and Insurance businesses. Depending on the client and services rendered, Mercer may also be subject to direct oversight by the Department of Health and Human Services and other federal agencies in the U.S. Mercer provides annuity buy-out advice that is subject to regulations (for example, in the U.S., state insurance licensing regulations and ERISA). Mercer uses the services of MMC Securities LLC to provide certain services, including executive benefit and compensation services and securities dealing services.

FATCA. Regulations promulgated by the U.S. Treasury Department pursuant to the Foreign Account Tax Compliance Act and related legislation (FATCA) require the Company to take various measures relating to non-U.S. funds, transactions and accounts. The regulations impose certain client financial account obligations on Mercer and MMA relating to non-U.S. financial institution and insurance clients.

COMPETITIVE CONDITIONS

The Company faces intense competition across all its businesses, from providers of similar services to competition from third parties in identifying acquisition targets. Competition is based on service sophistication, range, quality, and cost. Attracting and retaining qualified colleagues is also highly competitive and competition for talent continues to intensify. The landscape varies across geographies, industries, and market segments, as detailed in "Risks Relating to the Company Generally — Competitive Risks" in Part I, Item 1A.

In insurance and reinsurance, the Company encounters strong competition from other insurance and reinsurance brokerage firms operating on a global, regional, national or local scale, from independent insurance and reinsurance companies that market, distribute and service their products without the assistance of brokers and from other businesses, including commercial and investment banks, consultants, and online platforms, to traditional insurance brokerage services. The entry of third-party capital providers and clients opting for self-insurance or direct coverage further intensifies competition. Certain insureds and groups of insureds have established programs of self-insurance as a supplement or alternative to purchasing traditional third-party insurance placements. Certain insureds also obtain coverage directly from insurance providers. Managing general agents, affinity programs, and private client services also compete with the Company's offerings.

The consulting business faces competition from global, regional and local firms, including independent consulting, broking and outsourcing firms affiliated with accounting, technology and financial services and new entrants utilizing generative AI. Mercer's Health division competes with insurers and non-traditional entrants, such as consumer businesses and digital consultancies. Its investment services face competition from investment consulting firms, asset managers, and financial institutions, with some clients choosing to manage services provided by Mercer and Marsh Management Consulting internally.

Segmentation of Activity by Type of Service and Geographic Area of Operation.

Financial information relating to the types of services provided by the Company and the geographic areas of its operations is incorporated herein by reference to Note 17, Segment Information, in the notes to the consolidated financial statements included under Part II, Item 8 of this report.

HUMAN CAPITAL

We believe the health of our business relies on the strength of our workforce, embodied by our Colleague Value Proposition: You can be your best here. This statement captures the unique experience offered to our current and prospective colleagues, drawing inspiration from the voices of our own colleagues. It is embodied in our key pillars: Impact, Leadership, Culture, Career, and Rewards, all of which support our shared purpose: "We build the confidence to thrive through the power of perspective."

Our People. As of December 31, 2025, the Company and its consolidated subsidiaries employed more than 95,000 colleagues worldwide, including approximately 55,700 in Risk and Insurance Services and 29,100 in Consulting.

People Leadership and Governance. The Chief People Officer leads our people strategy, focusing on talent attraction, development and engagement. This includes attracting, recruiting, hiring, developing and engaging talent and designing colleague total rewards programs. The Chief People Officer also leads our approach to inclusion. Our Business Responsibility Committee and Compensation Committee of the Board of Directors have oversight responsibility for various aspects of the Company's human capital management and are regularly updated by the Chief People Officer.

Talent & Culture. Our Company's greatest strength is the collective talent of our people. We support talent development through regular discussions, career development workshops, Global Learning Day events and our AI Academies to enable all colleagues to advance their skills. Since the launch of our AI Academy in August 2024, more than 46,000 colleagues have received their AI Academy credentials. In July 2025, we also launched the leadership Mindset Academy, with nearly 15,000 colleagues having completed the program with the aim of enhancing their leadership skills at every stage of their career. We also delivered more than 400 in-person and virtual workshops, aimed at strengthening professional and client skills, people management and leadership capabilities. Our two Global Learning Days brought more than 100 learning experiences to approximately 20,000 attendees across the organization. Since 2011, we have conducted annual colleague surveys to gauge satisfaction and identify areas for improvement. In 2025, we aligned the question set to our Colleague Value Proposition and expanded people manager access to the survey results.

Health and Well-being. We are committed to a comprehensive colleague value proposition that places colleagues' health, well-being and work-life balance at its center. Our program provides market-competitive medical and core health coverage, supported by time-off policies aligned with best practices, including an annual paid volunteer day to foster community engagement. Colleagues have access to personalized mental-health resources and 24/7 confidential counseling, ensuring timely and confidential support. In addition, our critical-incident response capability delivers coordinated, rapid assistance to colleagues affected by emergencies or disasters, with regional support tailored to local needs.

Total Rewards. We offer our colleagues rewards designed to be competitive in the market, attract and retain highly talented individuals, and recognize their performance and contributions. Base pay is one component. We further encourage performance that aligns with the Company's interests by awarding discretionary incentives to eligible colleagues. These incentives, including annual bonuses, sales incentives and long-term incentives, are awarded to colleagues who have a significant impact on our success. Our total rewards also include health and retirement benefits, as well as savings and stock investment plans in most jurisdictions.

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company are appointed annually by the Board of Directors. As of February 9, 2026 the executive officers are:

Paul Beswick, age 51, is Senior Vice President and Global Chief Information and Operations Officer (CIOO) of Marsh. As CIOO, Mr. Beswick leads the Business and Client Services team and oversees Marsh's global Operations and Technology teams. Prior to assuming this expanded role in January 2025, Mr. Beswick served as Chief Information Officer from 2021 to 2025. He was previously a Partner and Global Head of Oliver Wyman Labs and the Digital Practice at Oliver Wyman where he worked in various sectors, including financial services, retail, transportation, telecoms, and consumer goods. Before this, Mr. Beswick headed Oliver Wyman's North American Retail Practice.

Katherine J. Brennan, age 47, is Senior Vice President and General Counsel of Marsh. In this role, she leads Marsh's global legal, compliance and public affairs function, as well as its sustainability efforts. Ms. Brennan has held several legal and compliance leadership roles at the Company, serving most recently as General Counsel of Marsh Risk from 2021 to 2022. She also served as Deputy General Counsel, Corporate Secretary and Chief Compliance Officer for Marsh from 2017 to 2021, and prior to that, as General Counsel of Guy Carpenter. Ms. Brennan currently serves on the Board of the Red Cross of Greater New York.

John Q. Doyle, age 62, is President and Chief Executive Officer of Marsh. Previously, from 2021 to 2022, he served as Group President and Chief Operating Officer, responsible for the strategy and operational objectives of the Company's four global businesses. He joined in 2016 as President of Marsh Risk, which he subsequently led as President and CEO from 2017 to 2021. Mr. Doyle has 40 years of leadership experience in professional and financial services. He began his career at AIG, where he held several executive-level positions. Mr. Doyle serves as the Chairman of the United States Treasury's Federal Advisory Committee on Insurance, as a member of the Business Roundtable, on the Board of Directors of the Partnership for New York City and on the Board of Overseers of the Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science at St. John's University. He is a Trustee of the Inner-City Scholarship Fund, and a member of the Board of the New York Police and Fire Widows' and Children's Benefit Fund.

Carmen Fernandez, age 52, is Senior Vice President and Chief People Officer for Marsh. Prior to her appointment as Chief People Officer in January 2021, Ms. Fernandez held positions within the Company for 15 years, most recently Deputy CHRO, CHRO of Guy Carpenter, and HR leadership roles at Mercer, including North America HR Leader, Global HR Leader for the Career business and Chief of Staff in the Office of the CEO. Before joining Marsh, Ms. Fernandez worked in investment banking at Goldman Sachs and Bank of America. She began her career as a consultant with PricewaterhouseCoopers.

John Jones, age 54, is Chief Marketing and Communications Officer of Marsh. Previously, he served as Chief Marketing and Communications Officer of Marsh Risk from 2018 to 2022. Mr. Jones joined the firm in 2016 as Senior Vice President of Business Planning, leading strategic planning and global growth initiatives. Prior to that, Mr. Jones was senior vice president of commercial marketing and strategy for AIG and has more than 25 years of marketing, communications and strategy experience.

Dean Klisura, age 62, is President and Chief Executive Officer of Guy Carpenter, and serves as Vice Chair of Marsh. Prior to assuming this role in January 2022, he was President of Guy Carpenter, overseeing the North America, International, Specialty and Global Analytics & Advisory business units. Previously, Mr. Klisura was President of Marsh Risk Global Placement and Advisory Services, leading property and casualty placement activities globally, as well as leading Bowring Marsh, the Insurer Consulting Group, and Marsh Risk Consulting. He joined Marsh Risk in 1993 and held several key global leadership roles, including President of Global Specialties.

Mark McGivney, age 58, is Senior Vice President and Chief Financial Officer of Marsh. Prior to assuming this role in January 2016, Mr. McGivney held several senior financial management positions since joining the Company in 2007. Most recently, he was Senior Vice President, Corporate Finance of Marsh, and was responsible for leading and directing the Company's Corporate Development, Treasury and Investor Relations functions from 2014 to 2016. Prior to that, he served as Chief Financial Officer of Marsh Risk, and Chief Financial Officer and Chief Operating Officer of Mercer. His experience prior to joining Marsh included senior finance positions at The Hanover Insurance Group as well as positions at Merrill Lynch and PricewaterhouseCoopers.

Martin South, age 61, is President and Chief Executive Officer of Marsh Risk. He assumed his current role in January 2022 and oversees all of Marsh Risk's businesses and operations globally. He also serves as Vice Chair of Marsh. Mr. South joined the Company for the first time in 1985 with Bowring Marsh. His industry experience includes senior leadership roles at Zurich Financial Services, where he was a member of the Group Management Board, responsible for all of Zurich's operations outside of North America and Europe, and CEO of Zurich's London operations. Since rejoining the Company in 2007, Mr. South has served as CEO of Marsh Risk's Asia-Pacific region, CEO of Marsh Risk U.K. and Ireland, CEO of Marsh Europe and CEO of Marsh Risk U.S. and Canada.

Nicholas Studer, age 52, is Chief Executive Officer of Marsh Management Consulting and Vice Chair of Marsh. He assumed his current role in July 2021. Mr. Studer was the Managing Partner of the Consumer, Industrial and Services Practice Group from 2017 to 2021, before becoming Managing Partner of Oliver Wyman in 2021. He has held many senior positions at Oliver Wyman, including Managing Partner of the Financial Services Practice Group, Head of the European Finance and Risk Practice and Global Head of the Corporate and Institutional Banking practice. He has over 25 years of consulting experience in the U.K., Continental Europe, and North America. Mr. Studer was a founding Director of TheCityUK, a founding advisory board member of the FICC Markets Standards Board and was a member of the Sustainable Markets Initiative.

Pat Tomlinson, age 55, is President and Chief Executive Officer of Mercer and Vice Chair of Marsh, a position he assumed in April 2024. He also serves as CEO of Marsh U.S. and Canada, with responsibility for leading across businesses to address clients' increasingly interconnected risk, strategy and people challenges. From 2020 to 2024, Mr. Tomlinson was Mercer's President of U.S. and Canada. Prior to that, he served a business leader in Mercer's U.S. and Canada region, leading the U.S. East Market from 2017 to 2020 and leading the U.S. and Canada Career business from 2014 to 2017. Prior to joining Mercer in 2014, he spent 17 years with Aon and served as an officer in the U.S. Army.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, the Company files with, or furnishes to, the SEC its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statement for its annual shareholders' meeting. The Company makes these reports and any amendments to these reports available free of charge through its website, www.corporate.marsh.com, as soon as reasonably practicable after they are filed with or furnished to the SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like the Company, that file electronically with the SEC.

The Company also posts certain governance and other information for investors on its website.

The Company encourages investors to visit these websites from time to time, as information is updated and new information is posted. Website references in this report are provided as a convenience and do not constitute, and should not be viewed as, incorporation by reference of the information contained on, or available through, the websites. Therefore, such information should not be considered part of this report.

Item 1A.   Risk Factors.

You should consider the risks described below in conjunction with the other information presented in this report. These risks have the potential to materially adversely affect the Company's business, results of operations or financial condition.

SUMMARY RISK FACTORS

Some of the factors that could materially and adversely affect our business, financial condition, results of operations or prospects, include the following:

- Our results of operations and investments could be adversely affected by geopolitical or macroeconomic conditions;

- We are subject to significant uninsured exposures arising from errors and omissions, breach of fiduciary duty and other claims;

- We cannot guarantee that we are or will be in compliance with all current and potentially applicable U.S. federal and state or foreign laws and regulations, and actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate could have a material adverse effect on our business;

- Our business or reputation could be harmed by our reliance on third-party providers or introducers;

- We may not be able to effectively identify and manage actual and apparent conflicts of interest;

- We could incur significant liability or our reputation could be damaged if our information systems are breached or we otherwise fail to protect client or Company data or information systems;

- The costs to comply with, or our failure to comply with, U.S. and foreign laws related to privacy, data security and data protection, such as the EU's General Data Protection Regulation (GDPR) and the California Consumer Privacy Act, as amended by the California Privacy Rights Act, (CCPA), Australia's CPS 234, as well as emerging AI-related laws such as the EU's AI Act, could adversely affect our financial condition, operating results and our reputation;

- Our business performance and growth plans could be negatively affected if we are not able to develop and implement improvements in technology or respond effectively to the threat of digital disruption and other technological change such as AI;

- The loss of members of our senior management team or other key colleagues, or if we are unsuccessful in our efforts to attract, retain and develop talent, could have a material adverse effect on our business;

- Failure to maintain our corporate culture could adversely affect our business and reputation;

- Increasing scrutiny and changing laws and expectations from regulators, investors, clients and our colleagues with respect to our business responsibility practices and disclosure may impose additional costs on us or expose us to new or additional risks;

- We face significant competitive pressures in each of our businesses, including from disintermediation, as our competitive landscape continues to evolve;

- We rely on a large number of vendors and other third parties to perform key functions of our business operations and to provide services to our clients. These vendors and third parties may act or fail to act in ways that could harm our business;

- Our inability to successfully recover should we experience a disaster or other business continuity or data recovery problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability;

- We face risks when we acquire or dispose of businesses;

- If we are unable to collect our receivables, our results of operations and cash flows could be adversely affected;

- We may not be able to obtain sufficient financing on favorable terms;

- Our defined benefit pension plan obligations could cause the Company's financial position, earnings and cash flows to fluctuate;

- Our significant non-U.S. operations expose us to exchange rate fluctuations and various risks that could impact our business;

- Our quarterly revenues and profitability may fluctuate significantly;

- Credit rating downgrades would increase our financing costs and could subject us to operational risk;

- Our current debt level could adversely affect our financial flexibility;

- The current U.S. tax regime has provisions which have unintended consequences and may also impact our tax rate in varying degrees based on where our global income is earned;

- We may not be able to fully realize the benefits of our Thrive program and Business Client Services;

- We are exposed to multiple risks associated with the global nature of our operations;

- Results in our Risk and Insurance Services segment may be adversely affected by a general decline in economic activity;

- Volatility or declines in premiums and other market trends may significantly impede our ability to grow revenues and profitability;

- Adverse legal developments and future regulations concerning how intermediaries are compensated by insurers or clients, as well as allegations of anti-competitive behavior or conflicts of interest, could have a material adverse effect on Marsh Risk's business, results of operations and financial condition;

- Mercer's Wealth business is subject to a number of risks, including risks related to public and private capital market fluctuations, third-party asset managers and custodians, operations and technology risks, trading and execution risks, conflicts of interest, sustainability and greenwashing, asset performance and regulatory compliance, that, if realized, could result in significant damage to our business;

- Our businesses are subject to a number of risks related to the U.S. healthcare industry, including risks related to healthcare regulation and reputational damage from negative publicity;

- Revenues for the services provided by our Consulting segment may decline for various reasons, including as a result of changes in economic conditions, the value of equity, debt and other asset classes, our clients' or an industry's financial condition or government regulation or an accelerated trend away from actively managed investments to passively managed investments;

- Factors affecting defined benefit pension plans and the services we provide relating to those plans could adversely affect Mercer; and

- The profitability of our Consulting segment may decline if we are unable to achieve or maintain adequate utilization and pricing rates for our consultants.

RISKS RELATING TO THE COMPANY GENERALLY

Macroeconomic Risks

Our results of operations and investments could be adversely affected by geopolitical or macroeconomic conditions.

Geopolitical and macroeconomic conditions, including from multiple major wars and global conflicts, social unrest, tariffs or changes in trade policies, slower GDP growth or recession, fluctuations in foreign exchange rates, lower interest rates, capital markets volatility, inflation and changes in insurance premium rates affect our clients' businesses and the markets they serve. These conditions, including inflationary expense pressure with our clients, may reduce demand for our services or depress pricing for those services, which could have a material adverse effect on our results of operations.

For example, the war in Ukraine, the conflict throughout the Middle East, including heightened regional instability and tensions involving Iran, and recent developments in Latin America, have resulted in worldwide geopolitical and macroeconomic uncertainty and may negatively impact other regional and global economic markets (including Europe, the Middle East, Latin America and the U.S.), companies in other countries and various sectors, industries and markets for securities and commodities globally, such as oil and natural gas, and may increase financial market volatility and adversely impact regional and global economic markets, industries and companies.

Changes in macroeconomic and geopolitical conditions could also shift demand to services for which we do not have a competitive advantage, and this could negatively affect the amount of business that we are able to obtain.

More generally, our investments, including our minority investments in other companies as well as our cash investments and those held in a fiduciary capacity, are subject to general credit, liquidity, counterparty, foreign exchange, market and interest rate risks. For example, fluctuations in interest rates and foreign exchange rates between the U.S. dollar and foreign currencies may adversely affect our results of operations. Lower interest rates have led to a decline in our fiduciary income.

These risks may be exacerbated by global macroeconomic conditions, market volatility and regulatory, financial and other difficulties affecting the companies in which we have invested or that may be faced by financial institution counterparties. During times of stress in the banking industry, counterparty risk can quickly escalate, potentially resulting in substantial trading and investment losses for corporate and other investors. In addition, we may incur investment losses as a result of unusual and unpredictable market developments, and we may experience lower earnings if the yields on investments begin to decline. If the banking system or the fixed income, interest rate, credit or equity markets deteriorate, the value and liquidity of our investments could be adversely affected. Finally, the value of the Company's assets held in other jurisdictions, including cash holdings, may decline due to foreign exchange fluctuations.

Legal and Regulatory Risks

We are subject to significant uninsured exposures arising from errors and omissions, breach of fiduciary duty and other claims.

Our businesses provide numerous professional services, including the placement of insurance and the provision of consulting, investment advisory, investment management and actuarial services to clients around the world. As a result, the Company and its subsidiaries are subject to a significant number of errors and omissions, breach of fiduciary duty, breach of contract and similar claims, which we refer to collectively as "E&O claims." In our Risk and Insurance Services segment, such claims include allegations of damages arising from our failure to assess clients' risks, advise clients, place coverage, or notify insurers of potential claims on behalf of clients in accordance with our obligations to them. For example, these claims could include allegations related to losses from cyberattacks associated with policies where cyber risk was not specifically included or excluded in policies, commonly referred to as "silent cyber." In our Consulting segment, where we may act in a fiduciary capacity through our investments business, such claims could include allegations of damages arising from the provision of consulting, investment management (including, for example, from trading execution or other operational errors), actuarial, pension administration and other services. We may also be exposed to claims related to services or solutions offered by the Consulting segment in addition to consulting services. These Consulting segment services frequently involve complex calculations and services, including (i) making assumptions about, and preparing estimates concerning, contingent future events, (ii) drafting and interpreting complex documentation governing pension plans, (iii) calculating benefits within complex pension structures, (iv) providing individual financial planning advice including investment advice and advice relating to cashing out of defined benefit pension plans, (v) providing investment advice, including guidance on asset allocation and investment strategy, and (vi) managing client assets, including the selection of investment managers and implementation of a client's investment policy and strategies. We provide these services to a broad client base, including clients in the public sector. Matters may relate to services provided by the Company dating back many years. Such claims may subject us to significant liability for monetary damages, including punitive and treble damages, negative publicity and reputational harm, and may divert personnel and management resources. We may be unable to effectively limit our potential liability in certain jurisdictions, including through insurance, or in connection with certain types of claims, particularly those concerning claims of a breach of fiduciary duty.

In establishing liabilities for E&O claims in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), the Company uses case level reviews by inside and outside counsel, actuarial analysis by Oliver Wyman, a subsidiary of the Company, and other methods to estimate potential losses. A liability is established when a loss is both probable and reasonably estimable. The liability is assessed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend a claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable. Given the judgment involved in estimating and establishing such liabilities, as well as the unpredictability of E&O claims and the litigation that can flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's business, results of operations or financial condition.

We cannot guarantee that we are or will be in compliance with all current and potentially applicable U.S. federal and state or foreign laws and regulations, and actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate could have a material adverse effect on our business.

Our activities are subject to extensive regulation under the laws of the U.S. and its various states, the United Kingdom, the European Union and its member states, Australia and the other jurisdictions in which we operate. We are also subject to trade sanctions laws relating to countries such as Afghanistan, Belarus, Cuba, Iran, North Korea, Russia, Syria, Ukraine (Russia-controlled territories) and Venezuela, and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. We are subject to numerous other laws on matters as diverse as internal control over financial reporting and disclosure controls and procedures, securities regulation, data privacy and protection, cybersecurity, taxation, anti-trust and competition, anti-money laundering, immigration, wage-and-hour standards and employment and labor relations.

The U.S. and foreign laws and regulations that apply to our operations are complex and may change rapidly, and our efforts to comply and keep up with them require significant resources. In some cases, these laws and regulations may decrease the need for our services, increase our costs, negatively impact our revenues or impose operational limitations on our business, including on the products and services we may offer or on the amount or type of compensation we may collect. In particular, the financial and operational impact of complying with laws and regulations has increased in the current global environment of increased regulatory activity and enforcement. Changes or uncertainty with respect to the applicable laws and regulations may impose additional and unforeseen costs on us or pose new or previously immaterial risks to us. There can be no assurance that current and future government regulations will not adversely affect our business, and we cannot predict new regulatory priorities, the form, content or timing of regulatory actions, and their impact on our business and operations. In addition, geopolitical conflict, such as the war in Ukraine and the conflict throughout the Middle East, has resulted in, and may continue to result in, new and rapidly evolving trade sanctions, which may increase our costs, negatively impact our revenues or impose additional operational limitations on our businesses. Changes to tax laws, trade agreements, tariffs, labor policies, or environmental standards could also result in increased costs or operational changes.

While we attempt to comply with applicable laws and regulations, there can be no assurance that we, our colleagues, our consultants and our contractors and other agents are in full compliance with such laws and regulations or interpretations at all times, or that we will be able to comply with any future laws or regulations. If we fail to comply or are accused of failing to comply with applicable laws and regulations, including those referred to above, or new and evolving regulations regarding cybersecurity, AI or sustainability matters, we may become subject to investigations, criminal penalties, civil remedies or other consequences, including fines, injunctions, loss of an operating license or approval, increased scrutiny or oversight by regulatory authorities, the suspension of individual employees, limitations on engaging in a particular business or redress to clients or other parties, and we may become exposed to negative publicity or reputational damage. Moreover, our failure to comply with laws or regulations in one jurisdiction may result in increased regulatory scrutiny by other regulatory agencies in that jurisdiction or regulatory agencies in other jurisdictions. These inquiries consume significant management attention, and the cost of compliance and the consequences of failing to be in compliance could therefore have a material adverse effect on our business.

In most jurisdictions, government regulatory authorities have the power to interpret and amend or repeal applicable laws and regulations, and have discretion to grant, renew and revoke the various licenses and approvals we need to conduct our activities. Such authorities may require the Company to incur substantial costs in order to comply with such laws and regulations. In some areas of our businesses, we act on the basis of our own or the industry's interpretations of applicable laws or regulations, which may conflict from state to state or country to country. In the event those interpretations eventually prove different from the interpretations of regulatory authorities, we may be penalized or precluded from carrying on our previous activities. Moreover, the laws and regulations to which we are subject may conflict among the various jurisdictions and countries in which we operate, which increases the likelihood of our businesses being non-compliant in one or more jurisdictions.

In addition, we may be responsible for the legal and regulatory liabilities of companies that we acquire.

Additional information regarding certain ongoing investigations and certain other legal and regulatory proceedings is set forth in Note 16, Claims, Lawsuits and Other Contingencies, in the notes to the consolidated financial statements included under Part II, Item 8 of this report.

Our business or reputation could be harmed by our reliance on third-party providers or introducers.

We currently utilize the services of hundreds of third-party providers to meet the needs of our clients around the world.

There is a risk that our third-party providers or introducers engage in business practices that are prohibited by our internal policies or violate applicable laws and regulations, such as the U.S. Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act.

We may not be able to effectively identify and manage actual and apparent conflicts of interest.

Given the significant volume of our engagements, potential conflicts of interest may arise across our businesses. There is a risk that we may not effectively identify and manage potential conflicts of interest, including but not limited to where our services to a client conflict, or are perceived to conflict, with the interests of another client or our own interests, where we receive revenue or benefits from third-parties with whom we conduct business (including but not limited to insurers, investment managers and vendors) and where our colleagues have personal interests.

Cybersecurity, Data Protection and Technology Risks

We could incur significant liability or our reputation could be damaged if our information systems are breached or we otherwise fail to protect client or Company data or information systems.

In operating our business and providing services and solutions to clients, we collect, use, store, transmit and otherwise process certain electronic information, including personal, confidential, proprietary and sensitive data such as financial records, health care, mergers and acquisitions and personal data of our clients, colleagues and vendors. We rely on the efficient, uninterrupted and secure operation of complex information technology systems and networks to operate our business and securely process, transmit and store electronic information. In the normal course of business, we also share electronic information with our vendors and other third parties, which in some cases is critical to our ability to deliver services to our clients. This electronic information comprises sensitive and confidential data, including information related to financial records, health care, mergers and acquisitions and clients' personal data. Our information technology systems and information security control systems, and those of our numerous third-party providers, as well as the control systems of critical infrastructure they rely on, such as power grids, and undersea cables, are potentially vulnerable to unauthorized access, damage or interruption from a variety of external threats, including software bugs, physical attack, cyberattacks, computer viruses and other malware, malicious or destructive code, ransomware, social engineering attacks (including phishing, business e-mail compromise and digital or telephonic impersonation), hacking theft, denial-of-service attacks and other types of data and systems-related modes of attack. The techniques used to achieve such unauthorized access, damage or interruption change frequently and new techniques may not be identified until they are launched against a target, and we may be unable to anticipate these techniques or implement adequate preventative or remedial measures, resulting in potential data loss, data unavailability, data corruption or other damage to information technology systems. In addition, remote and hybrid work arrangements have increased the risk of phishing and other cybersecurity attacks, unauthorized dissemination of personal, confidential, proprietary or sensitive data, and unauthorized access to company computing assets. Further, a disruption of physical infrastructure could impact our ability to conduct business and service clients. This may include deliberate or unintentional disruption of service to electrical systems, satellite communications, undersea or terrestrial cable systems, Internet services, or other systems our colleagues or third parties rely on us to conduct business in a multitude of jurisdictions across the globe. Disruptions may be the result of weather, natural disaster, war, terrorism, pandemic, or other natural or geopolitical events. Our systems are also subject to compromise from internal threats such as fraud, mistakes, misconduct or other improper action by employees, vendors and other third parties with otherwise legitimate access to our systems. Moreover, we face the ongoing challenge of managing access controls in a complex environment. The latency of a compromise is often measured in months but could be years, and we may not be able to detect a compromise in a timely manner, and even if detected, there can be no assurance that we can mitigate or remediate such compromise in an adequate or timely manner. We could experience significant financial and reputational harm if our information systems are breached, sensitive client or Company data are compromised, surreptitiously modified, rendered inaccessible for any period of time or maliciously made public, or if we fail to make adequate or timely disclosures to the public, law enforcement agencies or regulators following any such event, whether due to delayed discovery or a failure to follow existing protocols. Moreover, a successful cyberattack targeting our financial reporting systems or related services and infrastructure could disrupt our ability to accurately prepare, finalize, and disclose our financial results in a timely manner.

Cyberattacks are increasing in frequency and evolving in nature. We are at risk of attack by a variety of adversaries, including nation states, state-sponsored organizations, opportunistic attacks, and organized crime and hackers, through use of increasingly sophisticated methods of attack, including the deployment of AI to find and exploit vulnerabilities, "deep fakes", long-term, persistent attacks (referred to as advanced persistent threats) and the use of the IT supply chain to introduce malware through software updates or compromised suppliers accounts or hardware. In particular, the advance of AI and large language models has given rise to additional vulnerabilities and potential entry points for cyber threats. With generative AI, threat actors may have additional tools to automate breaches or persistent attacks, evade detection, or generate sophisticated phishing emails or other forms of digital impersonation, doing so quickly and without requiring deep technical understanding of potential exploits. Attackers may develop AI agents to fully automate the attack cycle, which could discover new and unexploited applications and dynamically create ways to exploit these weaknesses faster than security tools can adapt to and detect these new attack methods. In addition, increasing use of generative AI models, including new capabilities offered through Model Context Protocol (MCP) Servers, in our internal systems may create new attack methods for adversaries. Because generative AI is a constantly evolving field, understanding of cybersecurity risks and protection methods continues to develop, and features that rely on generative AI, including in services provided to us by third parties, may be susceptible to unanticipated cybersecurity threats from sophisticated adversaries and other cybersecurity incidents. Further, we are at increased risk of a cyberattack during periods of heightened geopolitical conflict, such as the war in Ukraine and the conflict throughout the Middle East, as diplomatic events and economic policies may trigger espionage or retaliatory cyber incidents. Additionally, nation states may deploy threat actors masquerading as potential candidates for hire at target companies to perform corporate espionage or execute internal cyber threat activities. Despite our efforts to comply with applicable cybersecurity requirements and mitigate risks of cybersecurity threats, we cannot be certain that our security measures will definitively prevent, contain, detect, or remediate all cybersecurity threats or incidents or other instructions from malware currently in existence or developed in the future.

As the breadth and complexity of the technologies we use and the software and platforms we develop continue to grow, including as a result of the use of mobile devices, cloud services, "open source" software, social media tools and the increased reliance on devices connected to the Internet (known as the "Internet of Things"), the potential risk of security breaches and cyber-attacks also increases. Despite ongoing efforts to improve our ability to protect data from compromise, we may not be able to protect all of our data across our diverse systems. Our efforts to improve and protect data from compromise may also identify previously undiscovered instances of security breaches or other cyber incidents. Our policies, employee training (including phishing prevention training), procedures and technical safeguards may also be insufficient to prevent, detect or remediate improper access to confidential, personal or proprietary information. In addition, the competition for talent in the data privacy and cybersecurity space is intense, and we may also be unable to hire, develop or retain suitable talent capable of adequately detecting, mitigating or remediating these risks.

Our increasing reliance on software-as-a-service ("SaaS") cloud solutions and other cloud-based vendors to support critical business operations also exposes us to risks associated with the availability, security, and resilience of these third-party platforms. These arrangements create dependencies on the vendors' ability to maintain continuous service and protect against outages, disruptions or cyber incidents and on the sufficiency of their security controls and incident response. In addition, managing and integrating multiple cloud environments with our internal systems increases the risk of configuration errors or vulnerabilities that could be exploited.

Should an attacker gain access to our network using compromised credentials of an authorized user, we are at risk that the attacker might successfully leverage that access to compromise additional systems and data. Certain measures that could increase the security of our systems, such as data encryption (including encryption of data at rest), heightened monitoring and logging, scanning for source code errors or deployment of multi-factor authentication, take significant time and resources to deploy broadly, and such measures may not be deployed in a timely manner or be effective against an attack. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business.

Our information systems must be continually updated, patched, and upgraded to protect against known vulnerabilities. The volume of new software and infrastructure vulnerabilities continues to increase markedly, as has the criticality of patches and other mitigation and remedial measures. In addition to mitigating and remediating newly identified vulnerabilities, previously identified vulnerabilities must also be continuously addressed. Accordingly, we are at risk that cyberattackers exploit these vulnerabilities before they have been communicated by vendors or addressed. Due to the large number and age of the systems and platforms that we operate, the increased frequency at which vendors are issuing security patches to their products, the need to test patches and, in some cases, coordinate with clients and vendors, before they can be deployed, we perpetually face the substantial risk that we cannot deploy patches in a timely manner. Some security patches may not be compatible with other software running on our systems and therefore may not be able to be deployed. We are also dependent on third party vendors to keep their systems patched and secure in order to protect our data. Any failure related to these activities could have a material adverse effect on our business.

We have numerous vendors and other third parties who receive personal information from us in connection with the services we offer our clients and our employees. We also use hundreds of IT vendors and software providers to maintain and secure our global information systems infrastructure. In addition, we have migrated certain data, and may increasingly migrate data, to the cloud where it is hosted by third-party providers. Some of these vendors and third parties also have direct access to our systems or data. We are at risk of a cyberattack involving a vendor or other third parties, which could result in a breakdown of such third party's data protection processes or the cyberattackers gaining access to our infrastructure or data through a supply chain attack. Highly publicized data security breaches, such as the October 2025 Salesloft/Drift attack, may embolden malicious actors to target the IT supply chain and providers of business software. In addition, we depend on our third-party vendors to keep software current. Our systems' availability could be impacted by poor or improperly tested software code and updates deployed to our environment by a third-party through normal and expected processes, which occurred with the CrowdStrike event in July 2024. Our reliance on third-party software components and open-source libraries as part of our software supply chain exposes us to significant cybersecurity risks, including malicious code insertion, vulnerabilities and compromised updates. Incidents such as the Shai Hulud NPM Worm, which spread through widely used JavaScript packages by exploiting trust in open-source dependencies, illustrate how supply chain attacks can lead to unauthorized access, data breaches, or disruption of critical applications, sometimes evading traditional security controls. The complexity and scale of modern software supply chains make it difficult to fully vet and monitor all dependencies, increasing the likelihood that similar incidents could affect our systems and operations and result in business disruption, reputational damage and regulatory or legal consequences. Our control over and ability to monitor the cybersecurity practices of our third-party and fourth-party vendors and service providers, and other third parties with whom we do business, remains limited, and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the development processes or cybersecurity infrastructure or IT controls owned or controlled by such third parties. Additionally, any contractual protections with such third parties, including our right to indemnification, if any, may be limited or insufficient to prevent a negative impact on our business from such compromise or failure.

We have a history of making acquisitions and investments. The process of integrating the information systems of any businesses we acquire is complex and exposes us to additional risk. For instance, we may not adequately identify weaknesses and vulnerabilities in an acquired entity's information systems, either before or after the acquisition, which could affect the value we are able to derive from the acquisition, expose us to unexpected liabilities or make our own systems more vulnerable to a cyberattack. In addition, if we discover a historical compromise, security breach or other cyber incident related to the target's information systems following the close of the acquisition, we may be liable and exposed to significant costs and other unforeseen liabilities. We may also be unable to integrate the systems of the businesses we acquire into our environment in a timely manner, which could further increase these risks until such integration takes place.

We have experienced data incidents and cybersecurity breaches, such as malware incursions (including computer viruses and ransomware), vulnerabilities in the software on which we rely, users exceeding their data access authorization, employee misconduct and incidents resulting from human error, such as emails sent to the wrong recipient, loss of portable and other data storage devices or misconfiguration of software or hardware resulting in inadvertent exposure of personal, sensitive, confidential or proprietary information or reduction of system availability. Like many companies, we are also subject to social engineering attacks such as WhatsApp scams and regular phishing email campaigns directed at our employees that can result in malware infections, fraud and data loss. Although these incidents have resulted in data loss and other damages, to date, they have not had a material adverse effect on our business or operations. In the future, these types of incidents could result in personal, sensitive, confidential or proprietary information, including client, employee or Company data, being lost or stolen, surreptitiously modified, rendered inaccessible for any period of time, or maliciously made public, which could have a material adverse effect on our business. In the event of a cyberattack, we might have to take our systems offline, which could interfere with services to our clients or damage our reputation. A cyberattack may also result in systems or data being encrypted or otherwise unavailable due to ransomware or other malware. We also may be unable to detect an incident, assess its severity or impact, or appropriately respond in a timely or adequate manner. In addition, our liability insurance, which includes cyber insurance, may not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related data and system incidents. Further, we cannot be sure that our existing coverage will continue to be available on acceptable terms or at all or that our insurers will not deny coverage as to any future claim.

The costs to comply with, or our failure to comply with, U.S. and foreign laws related to privacy, data security and data protection, such as the EU's General Data Protection Regulation (GDPR) and the California Consumer Privacy Act, as amended by the California Privacy Rights Act, (CCPA), Australia's CPS 234, as well as emerging AI-related laws such as the EU's AI Act, could adversely affect our financial condition, operating results and our reputation.

Improper collection, use, disclosure, cross border transfer, retention and other processing of confidential, personal, or proprietary data could result in regulatory scrutiny, legal and financial liability, or harm to our reputation. In operating our business and providing services and solutions to clients, we store and transfer sensitive employee and client data, including personal data, in and across multiple jurisdictions.

We collect data from clients and individuals located all over the world and leverage systems and teams to process it. As a result, we are subject to a variety of laws and regulations in the U.S., Europe and around the world regarding privacy, data protection, data security and cyber security. These laws and regulations are continuously evolving and developing. Some of these laws and regulations are increasing the level of data handling restrictions, including rules on data localization, all of which could affect our operations and result in regulatory liability and high fines. In particular, high-profile data breaches at major companies continue to be disclosed regularly, which is leading to even greater regulatory scrutiny and significant fines, which are not limited to data breaches as regulators increasingly focus on other data processing activities, including those related to ad-tech and "data subject" rights. The number of laws that apply to us keeps increasing and the interpretation of such laws is often uncertain and may be conflicting.

At the international level, we are subject to an increasing number of comprehensive privacy laws including, for example, those passed in Indonesia, the Kingdom of Saudi Arabia, India and Australia. Many of these laws, which are modeled after the GDPR, have greatly increased the jurisdictional reach of privacy laws and added a broad array of requirements for handling personal data, such as the public disclosure of data breaches, data protection impact assessments, data portability and the appointment of data protection officers in some cases. Given the breadth and depth of changes in data protection obligations, including classifying data and committing to a range of administrative, technical and physical controls to protect data and enable data transfers across borders, our compliance with such laws will continue to require time, resources and review of the technology and systems we use. Despite a proliferation of regulatory guidance papers, there remains uncertainty in key areas related to these laws, and that uncertainty could result in potential liability for our failure to meet our obligations, including the possibility of significant fines some of which can amount to 4% or more of our global revenue. Further, despite developments such as the U.S.- E.U. Data Privacy Framework and the U.S.- U.K. Data Bridge, there remains a high level of uncertainty concerning the flow of personal information between the U.S. and EU, between the U.S. and the U.K. and between the U.K. and the EU. This uncertainty may impair our ability to offer our existing and planned products and services or increase our cost of doing business. Some of the global laws enacted in recent years, including those in China and the Kingdom of Saudi Arabia, also include data localization elements that will require that certain personal data stay within their borders. These requirements are complex and our efforts to comply with them require significant resources, and we cannot guarantee we are or will be in full compliance with such laws at all times.

At the U.S. federal level, we are subject to various privacy laws and regulations, including those promulgated under the authority of the U.S. Federal Trade Commission, which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including with respect to data privacy and cybersecurity. At the U.S. state level, we are subject to laws and regulations related to privacy, such as the CCPA, which introduced concepts such as transparency and rights like access and deletion, that have been enacted by over twenty states with more such laws expected to pass in future years. These laws establish a privacy framework for covered businesses, including various obligations imposed on them related to the personal information they collect and use, and offer various rights for their state residents. Some of these laws provide a private right of action for violations and in some cases damages may be significant. Many of these laws diverge from the CCPA and create their own set of rules, and this proliferation of inconsistent state level privacy laws will add operational complexity and increased risk of noncompliance or violations which could trigger enforcement action or litigation.

In addition to data protection and data privacy laws, foreign countries and U.S. states are enacting cybersecurity laws and regulations. For example, in November 2025, the final amendments made by the New York State Department of Financial Services (NYDFS) to its previous cybersecurity regulations came into effect, which imposed obligations on companies such as Marsh, including for example, requiring companies to provide evidence of how they are implementing their data retention, data governance and data classifications policies and procedures. In addition, the U.S. Department of Justice Bulk Data Transfer Rule recently effected rules restricting the sending of certain data to "countries of concern" and requiring regular compliance monitoring around such transfers. A number of states have also adopted laws covering data collected by insurance licensees that include security and breach notification requirements. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our results of operations. Failure to comply with some of these obligations, especially those related to data retention requirements, could expose us to regulatory fines and other penalties.

Many statutory requirements, both in the U.S. and abroad, include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our vendors. For example, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a breach. In addition to government regulation, our agreements with certain third parties may require us to notify them in the event of a security breach. Further, privacy advocates and industry groups have and may in the future propose self-regulatory standards. These laws, rules and industry standards may legally or contractually apply to us, or we may elect to comply with them. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Many of these laws and rules also include strict notification requirements for organizations related to confirmed or suspected breaches. This narrow notification window is often too short to fully validate the facts, and there is an increased risk of reporting a false alarm or immaterial breach, which may lead to reputational damage despite there not being an actual data breach.

We post public privacy notices and other documentation regarding our collection, use, disclosure, cross-border transfer, retention, and other processing of personal information. Although we endeavor to comply with our published notices and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers, vendors or other third parties with whom we do business fail to comply with our published notices and documentation. Such failures could carry similar consequences or subject us to potential enforcement actions or investigations if they are found to be deceptive, unfair or misrepresentative of our actual practices.

Furthermore, U.S. and global regulators continue to focus their enforcement actions and investigations on website-related practices, including the proper use of "cookies", pixels and other online trackers, as well as the use of online session recording tools. As we use such tools in our website environment, we are at risk of being impacted by such activity, including fines and cease and desist orders.

Additionally, certain foreign, U.S. federal and U.S. state governments are increasingly enacting, or are considering enacting, AI-related laws and regulations, such as the EU's AI Act, the AI Transparency Act of California and the AI Act of Colorado, which impose complex new obligations on developers and providers of AI systems. Given the rapid expansion of AI technology capabilities, the lack of legal or regulatory precedent, and the ambiguity surrounding key definitions, complying with these evolving legal and regulatory frameworks is likely to be both challenging and costly. There is a risk that we may not fully meet the requirements set forth by these laws and regulations, potentially exposing us to legal, regulatory or financial penalties. Furthermore, as new and divergent AI laws and regulations continue to emerge globally, they could significantly increase our risk of liability and fines, impact our ability to deploy and utilize AI tools across different jurisdictions, disrupt operations and prospective business and increase our compliance burdens.

Privacy or AI-related legal or regulatory violations, including unauthorized use disclosure or transfer of sensitive, personal or confidential client or Company data, whether through systems failure, employee negligence, fraud or misappropriation, by the Company, our vendors or other parties with whom we do business (if they fail to meet the standards we impose) could damage our reputation and subject us to significant litigation, monetary damages, regulatory enforcement actions, fines and criminal prosecution in one or more jurisdictions where we operate. Given the complexity of operationalizing the various privacy, data security, data protection and AI laws and regulations mentioned above, the complexity of proposed compliance frameworks and the continued lack of certainty on how to implement their requirements, we and our clients are at risk of enforcement actions taken by applicable regulators or authorities around the world or litigation from third parties, including consumer advocacy groups acting on behalf of data subjects. Additionally, due to the ongoing fast pace of legislative and regulatory activity, we may not be able to respond quickly or effectively to new legislative, regulatory and other developments. These changes may also impair our ability to offer our existing or planned products and services and increase our cost of doing business in various countries.

Our business performance and growth plans could be negatively affected if we are not able to develop and implement improvements in technology or respond effectively to the threat of digital disruption and other technological change such as AI.

We depend in large part on our technology systems for conducting business, as well as for providing the data and analytics we use to manage our business. As a result, our business success is dependent on maintaining the effectiveness of existing technology systems and on continuing to develop and enhance technology systems that support our business processes and strategic initiatives in a cost and resource efficient manner, particularly as our business processes become more digital. We have a number of strategic initiatives involving investments in, or partnerships with, technology companies as part of our growth strategy, as well as investments in technology, including generative AI, and infrastructure to support our own systems.

These investments may be costly and require significant capital expenditures, may not be profitable or may be less profitable than what we have experienced historically. In addition, investments in technology systems may not deliver the benefits or perform as expected, or may be replaced or become obsolete more quickly than expected, which could result in operational difficulties or additional costs. In some cases, we also depend on key vendors and partners to provide technology and other support for our strategic initiatives. If these vendors or partners fail to perform their obligations or otherwise cease to work with us, our ability to execute on our strategic initiatives could be adversely affected. If we do not keep up with technological changes or execute effectively on our strategic initiatives, our business and results of operations could be adversely impacted.

In addition, to remain competitive in many of our business areas, we must anticipate and respond effectively to the threat of digital disruption and other technological change such as generative AI. The threat comes from traditional players, such as insurers, through disintermediation as well as from new entrants, such as technology companies, "Insurtech" start-up companies and others. In the past few years, there has been a substantial increase in private equity investments into these Insurtech companies. These players are focused on using technology and innovation, including AI, digital platforms, data analytics, robotics and blockchain, to simplify and improve the client experience, increase efficiencies, alter business models and effect other potentially disruptive changes in the industries in which we operate.

We are actively investing in generative AI tools. While our internal generative AI tool, LenAI, was designed to meet our standards for data security and to address and mitigate the risks associated with this new technology, our use of generative AI in certain products, services and operations may present risks and challenges that remain uncertain due to the relative novelty of this technology. These risks may include operational disruptions or failures, reputational harm, enhanced governmental or regulatory scrutiny, litigation or ethical concerns. The models underlying AI tools may be incorrectly or inadequately designed or implemented and trained on, or otherwise use, data or algorithms that are (and the output generated by such AI tools also may be) biased, unethical, discriminatory, incomplete, inaccurate, misleading or poor-quality, any of which may not be easily detectable. To the extent that we do not have sufficient rights to use the data used in or output generated by such AI tools, we may be subject to litigation by holders of third-party intellectual property, privacy, publicity, contractual or other rights. If any of our employees, contractors, consultants, vendors or service providers use any third-party AI powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure or incorporation of our confidential information into publicly available training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or confidential information, harming our competitive position and business. In addition, the use of AI by other companies has resulted in, and our use of AI may in the future result in, data incidents and cybersecurity breaches. While we have implemented certain mitigation measures and governance related to the proliferation of AI tools, these measures may be inadequate or may not satisfy a growing number of legal and regulatory requirements related to AI. Moreover, if we are perceived to exaggerate the effectiveness, safety or ethical design of AI systems, this could lead to regulatory enforcement, litigation or reputational harm. Any misrepresentation, intentional or unintentional, of our AI-related capabilities or initiatives could also erode trust among clients and regulators. There can be no assurance that our use of AI will enhance our products, services or operations or otherwise result in our intended outcomes.

<u>Competitive Risks</u>

The loss of members of our senior management team or other key colleagues, or if we are unsuccessful in our efforts to attract, retain and develop talent, could have a material adverse effect on our business.

We rely upon the contributions of our senior management team to establish and implement our business strategy and to manage the future growth of our business. We may be unable to retain them, particularly if we do not offer employment terms that are competitive with the rest of the labor market. The loss of any of the senior management team could limit our ability to successfully execute our business strategy or adversely affect our ability to retain existing and attract new clients. Moreover, we could be adversely affected if we fail to adequately plan for the succession of members of our senior management team or if our succession plans do not operate effectively.

Across all of our businesses, our colleagues are critical to developing and retaining client relationships as well as performing the services on which our revenues are earned. It is therefore important for us to attract, incentivize and retain significant revenue-producing employees and the key managerial and other professionals who support them. We face numerous challenges in this regard, including the intense competition for talent, which has accelerated in recent years. Such challenges include the increased mobility of colleagues in light of more flexible working models, market dislocation resulting from proposed and actual combinations in the industry, raids by competitors, and fostering an inclusive workplace. In some cases, competitors have used increasingly aggressive tactics to recruit talent across the industry, including orchestrated team lifts and the theft or misuse of confidential information. We have pursued, and continue to pursue, litigation and other remedies in response to such conduct. However, we cannot guarantee that such efforts will effectively deter future conduct.

Losing colleagues who manage or support substantial client relationships or possess substantial experience or expertise could adversely affect our ability to secure and complete client engagements, which could adversely affect our results of operations. If a key employee were to join an existing competitor or form a competing company, some of our clients could choose to use the services of a competitor instead of our services. If a colleague joins us from a competitor and is subject to enforceable restrictive covenants, we may not be able to secure client engagements or maximize the colleague's potential. In addition, regulation or legislation impacting the workforce may lead to increased uncertainty and competition for talent.

Failure to maintain our corporate culture could adversely affect our business and reputation.

We strive to foster a culture in which our colleagues act with integrity and feel comfortable speaking up about potential misconduct. We are a people business, and a well-defined and consistently reinforced corporate culture, starting with a strong "tone from the top," is critical to ensuring compliance with laws and regulations, attracting and retaining top talent and maintaining the trust of our clients, business partners and other stakeholders. As a multinational company operating across many geographies, failure to effectively align our workforce with our core values and ethical principles may impair our ability to achieve our strategic objectives, particularly as we execute our brand strategy, operational model changes and integrate acquisitions. If we fail to maintain our corporate culture, there is an increased risk of unethical behavior or regulatory violations, which could result in legal penalties, reputational damage and financial harm.

Increasing scrutiny and changing laws and expectations from regulators, investors, clients and our colleagues with respect to our business responsibility practices and disclosure may impose additional costs on us or expose us to new or additional risks.

There is continued focus, including from governmental organizations, regulators, investors, colleagues and clients, on matters related to environmental stewardship and sustainability, strategies to foster a vibrant and inclusive culture, and responsible business practices, including government relations and public affairs initiatives. We refer to these matters collectively as business responsibility. The regulatory landscape related to these issues continues to evolve, with new laws and reporting requirements introduced across various jurisdictions, including in the U.S., the U.K., the European Union (E.U.) and Australia. These laws and regulations may impose additional compliance or disclosure obligations on us. Inconsistent or even conflicting requirements across jurisdictions may also increase compliance challenges, add operational costs, or lead to stakeholder dissatisfaction.

As these reporting requirements and standards evolve, we continue to evaluate and update our public disclosures in these areas, including refining our disclosure of metrics and sustainability goals in accordance with the guidance and our own business responsibility assessments and priorities. These disclosures, metrics and sustainability goals and any failure to accurately report or comply with federal, state or international laws and regulations, or achieve progress on our metrics and sustainability goals on a timely basis, or at all, may result in legal and regulatory proceedings against us and negatively impact our reputation. Implementation of our business responsibility initiatives also depends in part on third-party performance or data that is outside the Company's control. In addition, heightened regulatory scrutiny of environmental and sustainability-related products, funds, investment strategies and advice has increased the risk that we could be perceived as, or accused of, making inaccurate or misleading statements, or that we have otherwise run afoul of regulation. Such perceptions or accusations could damage our reputation, result in litigation or regulatory enforcement actions, and adversely affect our business.

Organizations that provide information to investors on corporate governance and related matters have also developed ratings processes for evaluating companies on their approach to business responsibility, and unfavorable ratings of our company or our industries may lead to negative investor sentiment and the diversion of investment to other companies or industries, exclusion of our stock from business responsibility-oriented indices or investment funds or harm our relationships with regulators and the communities in which we operate.

Moreover, public opinion and potential legal actions regarding business responsibility initiatives remain highly dynamic and can vary across stakeholders and geographies. Balancing these competing expectations globally is complex.

The impact of new laws and regulations, negative public perception, adverse publicity or negative comments in social media could damage our reputation, and be costly to defend, if we do not, or are not perceived to, adequately address these issues. Any harm to our reputation could impact colleague engagement and retention and the willingness of clients and our partners to do business with us.

We face significant competitive pressures in each of our businesses, including from disintermediation, as our competitive landscape continues to evolve.

As a global professional services firm, the Company faces competition in each of its businesses, and the competitive landscape continues to change and evolve. Our ability to compete successfully depends on a variety of factors, including the quality and expertise of our colleagues, our geographic reach, the sophistication and quality of our services, our pricing relative to competitors, our clients' ability to self-insure or use internal resources instead of consultants, and our ability to respond to changes in client demand and industry conditions. Any failure by us to design and execute operating model changes that capture opportunities and efficiencies at the intersections of our businesses and maximize the value we deliver to clients and stakeholders could have an adverse impact on our business. Additionally, some of our competitors may have greater financial resources, or may be better positioned to respond to technological and other changes in the industries we serve, and they may be able to compete more effectively. Furthermore, the competition for talent continues to accelerate.

Across our Risk and Insurance Services segment, we operate in a variety of markets and face different competitive landscapes. In addition to the challenges posed by capital market alternatives to traditional insurance and reinsurance, we compete against a wide range of other insurance and reinsurance brokerage and risk advisory and consultancy firms that operate on a global, regional, national or local scale for both client business and employee talent. In recent years, private equity sponsors have invested tens of billions of dollars into the insurance brokerage sector, transforming existing players and creating new ones to compete with large brokers. We also compete with insurance companies that market and service their insurance products directly to consumers and reinsurance companies that market and service their products directly to insurance companies, in each case without the assistance of brokers or other market intermediaries, and with various other companies that provide risk-related services or alternatives to traditional brokerage services, including those that rely almost exclusively on technological solutions or platforms. This competition is intensified by an often "syndicated" or "distributed" approach to the purchase of insurance and reinsurance brokerage services, where a client engages multiple brokers to service different portions of the client's account. In addition, third party capital providers have entered the insurance and reinsurance risk transfer market offering products and capital directly to our clients that serve as substitutes for traditional insurance.

In our Consulting segment, we compete for business with numerous consulting firms, technology firms and similar organizations, many of which also provide, or are affiliated with firms that provide, accounting, information systems, technology and financial services. Such competitors may be able to offer more comprehensive products and services to potential clients, which may give them a competitive advantage. Some of our competitors also may be able to invest more significant capital in technology and digital solutions. In certain sub-segments, we compete in highly fragmented markets or with start-ups that may be able to offer solutions at a lower price or on more favorable conditions.

In addition, companies in the industries that we serve may seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our current clients merge, or consolidate or combine their operations, it may decrease the amount of work that we perform for these clients.

We rely on a large number of vendors and other third parties to perform key functions of our business operations and to provide services to our clients. These vendors and third parties may act or fail to act in ways that could harm our business.

We rely on a large number of vendors and other third parties, and in some cases subcontractors, to provide services, data and information such as technology, information security, funds transfers, business process management, and administration and support functions that are critical to the operations of our business. These third parties include correspondents, agents and other brokers and intermediaries, insurance markets, data providers, plan trustees, payroll service providers, software and system vendors, health plan providers, investment managers, custodians, risk modeling providers, and providers of human resource functions, such as recruiters. Many of these providers are located outside the U.S., which exposes us to business disruptions and political risks inherent when conducting business outside of the U.S.

As we do not control many of the actions of these third parties, we are subject to the risk that their decisions or operations may adversely impact us and replacing these service providers could create significant delay in services or operations and additional expense.

A failure by the third parties to (i) comply with service level agreements in a high quality and timely manner, particularly during periods of our peak demand for their services, (ii) maintain adequate internal controls that may impact our own financial reporting, or (iii) adequately maintain the confidentiality of any of our data or trade secrets or adequately protect or properly use other intellectual property to which they may have access, could result in economic and reputational harm to us. These third parties also face their own technology, operating, business and economic risks, and any significant failures by them, including the improper use or disclosure of our confidential client, employee, or Company information or failure to comply with applicable law, could cause harm to our reputation or otherwise expose us to liability. An interruption in or the cessation of service by any service provider as a result of systems failures, capacity constraints, non-compliance with legal, regulatory or contractual obligations, financial difficulties or for any other reason could disrupt our operations, impact our ability to offer certain products and services, and result in contractual or regulatory penalties, liability claims from clients or employees, damage to our reputation and harm to our business.

Business Resiliency Risks

Our inability to successfully recover should we experience a disaster or other business continuity or data recovery problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

If we experience a local or regional disaster or other business continuity event, such as an earthquake, hurricane, flood, terrorist attack, pandemic, war or other geopolitical tensions, protests or riots, security breach, cyberattack (including manipulating the control systems of critical infrastructure), power loss or telecommunications failure, our ability to operate will depend, in part, on the continued availability of our personnel, our office facilities and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, we could experience operational challenges that could have a material adverse effect on our business. The risk of business disruption is more pronounced in certain geographic areas, including major metropolitan centers, like New York or London, where we have significant operations and approximately 3,800 and 5,700 colleagues in those respective locations, and in certain countries and regions, such as India, Colombia, Eastern Europe and

Southeast Asia, in which we operate or are investing additional capabilities that are subject to higher potential threat of terrorist attacks or geopolitical conflicts.

Our operations depend in particular upon our ability to protect our technology infrastructure against damage. If a business continuity event occurs, we could lose client or Company data or experience interruptions to our operations or delivery of services to our clients, which could have a material adverse effect. Such risks have increased significantly due to hybrid and remote work environments. A cyberattack or other business continuity event affecting us or a key vendor or other third party could result in a significant and extended disruption in the functioning of our information technology systems or operations or our ability to recover data, requiring us to incur significant expense to address and remediate or otherwise resolve such issues. For example, hackers have increasingly targeted companies by attacking internet-connected industrial control and safety control systems. An extended outage could result in the loss of clients and a decline in our revenues. In the worst case, any manipulation of the control systems of critical infrastructure may even result in the loss of life.

We regularly assess and take steps to improve our existing business continuity, disaster recovery and data recovery plans and key management succession. However, a disaster or other continuity event on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover from such an event, could materially interrupt our business operations and result in material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships and legal liability. Our business disruption insurance may also not fully cover, in type or amount, the cost of a successful recovery in the event of such a disruption.

Acquisitions and Dispositions Risks

We face risks when we acquire or dispose of businesses.

We have a history of making acquisitions and investments, including a total of 102 in the period from 2021 to 2025, including our acquisitions of McGriff Insurance Services, LLC ("McGriff") and Gerolamo Holding S.À.R.L. ("Cardano"). We may not be able to successfully integrate the businesses that we acquire into our own business, or achieve any expected cost savings or synergies from the integration of such businesses, including McGriff and Cardano. Subject to standard contractual protections, we may also be responsible for legacy liabilities of companies that we acquire. Moreover, if we acquire a business operating in regions or industries subject to heightened regulatory scrutiny, we may face significant costs or risks in bringing their operations into compliance with applicable laws and our internal policies. Failure to address these compliance risks could result in regulatory enforcement actions, fines or damage to our reputation.

In addition, if in the future the performance of our reporting units or an acquired business varies from our projections or assumptions, or estimates about future profitability of our reporting units or an acquired business change, the estimated fair value of our reporting units or an acquired business could change materially and could result in an impairment of goodwill and other acquisition-related intangible assets recorded on our balance sheet or in adjustments in contingent payment amounts. Given the significant size of the Company's goodwill and intangible assets, an impairment could have a material adverse effect on our results of operations in any given period.

We expect that acquisitions will continue to be a key part of our business strategy. Our success in this regard will depend on our ability to identify and compete for appropriate acquisition candidates and to finance and complete the transactions we decide to pursue on favorable terms with positive results.

When we dispose of businesses, we may continue to be subject to certain liabilities of that business after its disposition relating to the prior period of our ownership and may not be able to negotiate for limitations on those liabilities. We are also subject to the risk that the sales price is less than the amount reflected on our balance sheet.

Financial Risks

If we are unable to collect our receivables, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to obtain payment from our clients of the amounts they owe us for the work we perform. At December 31, 2025, our receivables for our commissions and fees were approximately $7.0 billion, or approximately one-quarter of our total annual revenues, and portions of our receivables are increasingly concentrated in certain businesses and geographies.

Macroeconomic or geopolitical conditions, such as a slower economic growth or recession, the war in Ukraine and the conflict throughout the Middle East, inflationary pressures or supply chain challenges, could result in financial difficulties for our clients, which could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance or default on their payment obligations to us.

We may not be able to obtain sufficient financing on favorable terms.

The maintenance and growth of our business, including our ability to finance acquisitions, the payment of dividends and our ability to make share repurchases rely on our access to capital, which depends in large part on cash flow generated by our business and the availability of equity and debt financing. Certain of our businesses also rely on financings by the Company to fund the underwriting of their client's debt and equity capital raising transactions. There can be no assurance that our operations will generate sufficient positive cash flow to finance all of our capital needs or that we will be able to obtain equity or debt financing on favorable terms, particularly in an environment of rising interest rates. In addition, our ability to obtain financing will depend in part upon prevailing conditions in credit and capital markets, which are beyond our control.

Our defined benefit pension plan obligations could cause the Company's financial position, earnings and cash flows to fluctuate.

Our defined benefit pension obligations and the assets set aside to fund those obligations are sensitive to certain changes in the financial markets. Any such changes may result in increased pension expense or additional cash payments to fund these plans.

The Company has significant defined benefit pension obligations to its current and former employees, totaling approximately $11.7 billion, and related plan assets of approximately $13.1 billion, at December 31, 2025 in accordance with U.S. GAAP. The Company's policy for funding its defined benefit pension plans is to contribute amounts at least sufficient to meet the funding requirements set forth by law. In the U.S., contributions to these plans are based on ERISA guidelines. Outside the U.S., contributions are generally based on statutory requirements and local funding practices, which may differ from measurements in accordance with U.S. GAAP. In the U.K., for example, the assumptions used to determine pension contributions are the result of legally-prescribed negotiations between the Company and the plan trustees. Currently, the use of these assumptions results in a lower funded status than determined in accordance with U.S. GAAP and may result in contributions irrespective of the U.S. GAAP funded status.

The financial calculations relating to our defined benefit pension plans are complex. Pension plan assets could decrease as the result of poor future asset performance. In addition, the estimated return on plan assets would likely be impacted by changes in the interest rate environment and other factors, including equity valuations, since these factors reflect the starting point used in the Company's projection models. For example, a reduction in interest rates may result in a reduction in the estimated return on plan assets. Also, pension plan liabilities, periodic pension expense and future funding amounts could increase as a result of a decline in the interest rates we use to discount our pension liabilities, longer lifespans than those reflected in our mortality assumptions, changes in investment markets that result in lower expected returns on assets, actual investment return that is less than the expected return on assets, adverse changes in laws or regulations and other variables. Finally, changes in the aggregated, smoothed asset returns as future years replace prior years, has an impact on both the level and the volatility of pension expense.

While we have taken steps to mitigate the impact of pension volatility on our earnings and cash funding requirements, these strategies may not be successful. Accordingly, given the magnitude of our worldwide pension plans, variations in or reassessment of the preceding or other factors or potential miscalculations relating to our defined benefit pension plans could cause significant fluctuation from year to year in our earnings and cash flow, as well as our pension plan assets and liabilities, and may result in increased levels of contributions to our pension plans.

Our significant non-U.S. operations expose us to exchange rate fluctuations and various risks that could impact our business.

Approximately 51% of our total revenue reported in 2025 was from business outside of the U.S. We are subject to exchange rate movement because we must translate the financial results of our foreign subsidiaries into U.S. dollars and also because some of our subsidiaries receive revenue other than in their functional currencies. Exchange rate movements may change over time, and they could have a material adverse impact on our financial results and cash flows reported in U.S. dollars. For additional discussion, see "Market Risk and Credit Risk-

Foreign Currency Risk" in Part II, Item 7A ("Quantitative and Qualitative Disclosures about Market Risk") of this report.

Our quarterly revenues and profitability may fluctuate significantly.

Quarterly variations in revenues and operating results may occur due to several factors. These include:

- the number of client engagements during a quarter;

- the possibility that clients may decide to delay or terminate a current or anticipated project as a result of factors unrelated to our work product or progress;

- fluctuations in capacity and utilization rates and clients' ability to terminate engagements without penalty;

- our net colleague hires and related compensation and benefits expense;

- potential limitations on the clients or industries we serve resulting from increased regulation or changing stakeholder expectations on sustainability issues;

- the impact of changes in accounting standards or in our accounting estimates or assumptions;

- the impact on us or our clients of changes in legislation, regulation and legal guidance or interpretations in the jurisdictions in which we operate, particularly in the U.S. as a result of the shift in the presidential administration;

- seasonality due to the impact of regulatory deadlines, policy renewals and other timing factors to which our clients are subject;

- the success of our acquisitions or investments;

- occurrence of any significant natural disaster or other insured events including any potential reputational harm to the insurance industry following such event;

- macroeconomic factors such as changes in foreign exchange rates, interest rates and global public and private capital markets, particularly in the case of Mercer, where fees in its investments business and certain other business lines are derived from the value of assets under management, advisement or administration; and

- general economic conditions, including factors beyond our control affecting economic conditions such as global health crises or pandemics, severe weather, climate change, geopolitical unrest such as the war in Ukraine and the conflict throughout the Middle East, protests and riots or other catastrophic events, since our results of operations are directly affected by the levels of business activity of our clients, which in turn are affected by the level of economic activity in the industries and markets that they serve.

A significant portion of our total operating expenses is relatively fixed in the short term. Therefore, a variation in the number of client assignments or in the timing of the initiation or the completion of client assignments can cause significant variations in quarterly operating results for these businesses.

Credit rating downgrades would increase our financing costs and could subject us to operational risk.

Currently, the Company's senior debt is rated A- by S&P, A3 by Moody's and A- by Fitch. The Company's short-term debt is currently rated A-2 by S&P, P-2 by Moody's, and F-2 by Fitch.The Company carries a Stable outlook with S&P, Moody's and Fitch.

If we need to raise capital in the future (for example, in order to maintain adequate liquidity, fund maturing debt obligations or finance acquisitions or other initiatives), credit rating downgrades would increase our financing costs, and could limit our access to financing sources. A downgrade to a rating below investment-grade could result in greater operational risks through increased operating costs and increased competitive pressures.

Our current debt level could adversely affect our financial flexibility.

At December 31, 2025, we had total consolidated debt outstanding of approximately $19.6 billion.

The level of debt outstanding could adversely affect our financial flexibility by reducing our cash flows and our ability to use cash from operations for other purposes, including working capital, dividends to shareholders, share repurchases, acquisitions, capital expenditures and general corporate purposes. In addition, we are subject to risks that, at the time any of our outstanding debt matures, we will not be able to retire or refinance the debt on terms that are acceptable to us.

The current U.S. tax regime has provisions which have unintended consequences and may also impact our tax rate in varying degrees based on where our global income is earned.

Our effective tax rate may fluctuate in the future as a result of the current U.S. tax regime and the continuing issuance of interpretive guidance related to the operations of U.S.-based multinational corporations. These include significant provisions in U.S. income tax law that may have a meaningful impact on our income tax expense and require significant judgments and estimates in interpretation and calculations. Current tax legislation includes, among other provisions, limitations on the deductibility of net interest expense, a minimum tax on most non-U.S. income called Net Controlled Foreign Corporation Tested Income ("NCTI") (formerly known as Global Intangible Low-Taxed Income ("GILTI"), the Base Erosion and Anti-Abuse Tax ("BEAT") and a corporate book minimum tax ("CAMT"). Given the significant complexity of the rules, and the potential for additional guidance from the U.S. Treasury, the Securities and Exchange Commission, the Financial Accounting Standards Board or other regulatory authorities, recognized impacts in future periods could be significantly different from our current estimates. Such uncertainty may also result in increased scrutiny from, or disagreements with, tax authorities. As a U.S.-domiciled company, any such increases would likely have a disproportionate impact on us compared to our foreign-based competitors.

We may not be able to fully realize the benefits of our Thrive program and Business Client Services.

In 2025, we launched a three-year program, Thrive, which focuses on our brand strategy, delivering greater value to clients, accelerating growth and improving efficiency (the "Program"). As part of the Program we also created a new unit, Business Client Services ("BCS") to accelerate innovation and centralize investments in operational excellence, data, AI and other analytics. As a part of these initiatives, we may optimize our global footprint, which involves inherent risks, including potential business disruptions or processing activities, loss of continuity or institutional knowledge, challenges in managing third-party providers and compliance with foreign regulatory requirements.

The Program will generate savings from process and automation efficiencies and optimization of our global operating model. However, actual total costs, savings and timing may differ from our estimates due to changes in the scope or assumptions underlying the Program and other operational improvements through BCS. We cannot guarantee that we will achieve the targeted savings. If we do not realize the expected cost savings, we may be unable to reinvest in planned growth or strategic initiatives. Moreover, unanticipated costs or unrealized savings in connection with the Program could adversely affect our consolidated financial statements.

Global Operations

We are exposed to multiple risks associated with the global nature of our operations.

We conduct business globally. In 2025, approximately 51% of the Company's total revenue was generated from operations outside the U.S., and over one-half of our employees were located outside the U.S. In addition, we conduct our operations through four separate businesses. Potential conflicts of interest may arise across our businesses given the significant volume of our engagements.

The geographic breadth of our activities also subjects us to significant legal, economic, operational, market, compliance and reputational risks. These include, among others, risks relating to:

- economic and political conditions in the countries in which we operate;

- client concentration in certain high-growth countries in which we operate;

- the length of payment cycles and potential difficulties in collecting accounts receivable;

- unexpected increases in taxes or changes in U.S. or foreign tax laws, rulings, policies or related legal and regulatory interpretations;

- the implementation of the Organization for Economic Cooperation and Development (OECD) international tax framework, including the implementation of the Pillar Two minimum tax regime (and the "side-by-side" arrangement for U.S. companies), and the Pillar One profit reallocation regime (or compensating digital services taxes), potentially resulting in an adverse effect on our effective tax rate, tax payments and results of operations, particularly as key jurisdictions adopt these changes, either partially or in full, alongside potential shifts in tax laws in response to such implementation;

- international initiatives to require multinational enterprises, like ours, to calculate and report profitability on a country-by-country basis, which could increase scrutiny by, or cause disagreements with, foreign tax authorities;

- potential transfer pricing-related tax exposures that may result from the flow of funds among our subsidiaries and affiliates in the various jurisdictions in which we operate;

- unexpected reassessment by tax authorities of interpretations of existing rules which may require companies to defend previously accepted positions and may create both new and prior-year exposures;

- litigation arising from ongoing and future controversies with tax authorities;

- permanent establishments created due to colleagues traveling to and doing work in certain countries, or living in such countries and working remotely post-pandemic, which are not properly compensated through transfer pricing;

- our ability to obtain dividends or repatriate funds from our non-U.S. subsidiaries, including because of the imposition of currency controls and other government restrictions on repatriation in the jurisdictions in which our subsidiaries operate, fluctuations in foreign exchange rates and the imposition of withholding and other taxes on such payments;

- geopolitical tensions, such as the war in Ukraine and the conflict throughout the Middle East, in countries where we operate, international hostilities, international trade disputes, terrorist activities, natural disasters, pandemics, and infrastructure disruptions;

- local investment or other financial restrictions that foreign governments may impose;

- potential lawsuits, investigations, market studies, reviews or other activity by foreign regulatory or law enforcement authorities or legislatively appointed commissions, which may result in potential modifications to our businesses, related private litigation or increased scrutiny from U.S. or other regulators;

- potential costs and difficulties in complying with a wide variety of foreign laws and regulations (including tax systems) administered by foreign government agencies, some of which may conflict with U.S. or other sources of law;

- potential costs and difficulties in complying, or monitoring compliance, with foreign and U.S. laws and regulations that are applicable to our operations abroad, including trade sanctions laws relating to countries such as Afghanistan, Belarus, Cuba, Iran, North Korea, Russia, Syria, Ukraine (Russia-controlled territories) and Venezuela, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010;

- limitations or restrictions that foreign or U.S. governments and regulators may impose on the products or services we sell, the methods by which we sell our products and services and the manner in which and the amounts we are compensated;

- potential limitations or difficulties in protecting our intellectual property in various foreign jurisdictions;

- limitations that foreign governments may impose on the conversion of currency or the payment of dividends or other remittances to us from our non-U.S. subsidiaries;

- engaging and relying on third parties to perform services on behalf of the Company; and

- potential difficulties in monitoring employees in geographically dispersed locations.

RISKS RELATING TO OUR RISK AND INSURANCE SERVICES SEGMENT

Our Risk and Insurance Services segment, conducted through Marsh Risk and Guy Carpenter, represented 64% of the Company's total revenue in 2025. Our business in this segment is subject to particular risks.

Results in our Risk and Insurance Services segment may be adversely affected by a general decline in economic activity.

Demand for many types of insurance and reinsurance generally rises or falls as economic growth expands or slows. This dynamic affects the level of commissions and fees generated by Marsh Risk and Guy Carpenter. To the extent our clients become adversely affected by declining business conditions, they may choose to limit their purchases of risk services and insurance and reinsurance coverage, for example, by choosing to retain more risk, which would adversely impact our commission revenue and other revenue based on premiums placed and services provided by us. Also, the insurance they seek to obtain through us may be impacted by changes in their assets, property values, sales or number of employees, which may reduce our commission revenue, and they may decide not to purchase our risk advisory or other services, which would inhibit our ability to generate fee revenue. Moreover, insolvencies and combinations associated with an economic downturn, especially insolvencies and combinations in the insurance industry, could adversely affect our brokerage business through the loss of clients or by limiting our ability to place insurance and reinsurance business, as well as our revenues from insurers. Guy Carpenter is especially susceptible to this risk given the limited number of insurance company clients and reinsurers in the marketplace.

Volatility or declines in premiums and other market trends may significantly impede our ability to grow revenues and profitability.

A significant portion of our Risk and Insurance Services revenue consists of commissions paid to us out of the premiums that insurers and reinsurers charge our clients for coverage. We do not determine the insurance premiums on which our commissions are generally based. Our revenues and profitability are subject to change to the extent that premium rates fluctuate or trend in a particular direction. The potential for changes in premium rates is significant, due to the normal cycles of pricing in the commercial insurance and reinsurance markets. For example, the property and casualty insurance market has seen softer pricing recently, which may continue to impact profitability.

As traditional insurance companies continue to rely on non-affiliated brokers or agents to generate premium, those insurance companies may seek to reduce their expenses by lowering their commission rates. The reduction of these commission rates, along with general volatility or declines in premiums, may significantly affect our revenue and profitability. Because we do not determine the timing or extent of premium pricing changes, it is difficult to accurately forecast our commission revenues, including whether they will significantly decline. As a result, we may have to adjust our plans for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures to account for unexpected changes in revenues, and any decreases in premium rates may adversely affect the results of our operations.

In addition to movements in premium rates, our (and Mercer's Health business's) ability to generate premium-based commission revenue may be challenged by disintermediation and the growing availability of alternative methods for clients to meet their risk-protection needs. This trend includes a greater willingness on the part of corporations to self-insure, the expanded use of captive insurers, and the presence of capital markets-based solutions for traditional insurance and reinsurance needs. Further, the profitability of our Risk and Insurance Services segment depends in part on our ability to be compensated for the analytical services and other advice that we provide, including the consulting and analytics services that we provide to insurers. If we are unable to achieve and maintain adequate billing rates for all of our services, our margins and profitability could decline.

Adverse legal developments and future regulations concerning how intermediaries are compensated by insurers or clients, as well as allegations of anti-competitive behavior or conflicts of interest, could have a material adverse effect on our business, results of operations and financial condition.

The ways in which insurance intermediaries are compensated receive scrutiny from regulators in part because of the potential for anti-competitive behavior and conflicts of interest. The vast majority of the compensation that Marsh Risk receives is in the form of retail fees and commissions that are paid by the client or paid from carriers. The amount of other compensation that we receive from insurance companies, separate from retail fees and commissions, has increased in the last several years, both on an underlying basis and through acquisition, and represented approximately 7% of Marsh Risk's revenue in 2025. This other compensation includes payment for (i) consulting and analytics services provided to insurers; (ii) administrative and other services provided to insurers (including underwriting services and services relating to the administration and management of quota shares, panels and other facilities); and (iii) contingent commissions, primarily at MMA and outside the U.S., paid by insurers based on factors such as volume or profitability. These other revenue streams present potentially heightened regulatory, litigation and reputational risks that may arise from alleged anti-competitive behavior or conflicts of interest, (including those arising from Guy Carpenter's role as intermediary and advisor for insurance companies), and future changes in the regulatory environment may impact our ability to collect such revenue. Adverse regulatory, legal or other developments could have a material adverse effect on our business and expose the Company to negative publicity and reputational harm.

RISKS RELATING TO OUR CONSULTING SEGMENT

Our Consulting segment, conducted through Mercer and Marsh Management Consulting, represented 36% of our total revenue in 2025. Our businesses in this segment are subject to particular risks.

Mercer's Wealth business is subject to a number of risks, including risks related to public and private capital market fluctuations, third-party asset managers and custodians, operations and technology risks, trading and execution risks, conflicts of interest, sustainability and greenwashing, asset performance and regulatory compliance, that, if realized, could result in significant damage to our business.

Mercer's Investments business provides clients with digital tools, investment consulting and investment management services. Mercer's Investments business is subject to a number of risks, including risks related to litigation (both by clients and by plan participants, particularly when we act in a fiduciary capacity), liquidity and market volatility, an inability to obtain contractual limitations of liability for errors & omissions in certain jurisdictions or parts of our business, third-parties, our operations and technology (including the use of AI), trading and execution errors, conflicts of interest, asset performance and regulatory compliance and scrutiny, which could arise in connection with these offerings. For example, Mercer's manager research or due diligence on an asset manager may fail to uncover material deficiencies or fraud that could result in investment losses to a client. There is a risk that Mercer will fail to properly or timely implement or execute a client's investment policy or strategy or instruction, which could cause an incorrect or untimely allocation of client assets among asset classes, asset managers, or strategies or result in a trading error. Mercer may also be perceived as making inaccurate or misleading statements regarding the investment strategies of our offerings or investments with respect to sustainability, commonly referred to as "greenwashing," or recommending certain asset managers to clients or offering delegated solutions to a potential or existing client, solely to enhance its own compensation or due to other conflicts of interest. Asset classes may perform poorly, or asset managers may underperform their benchmarks, due to poor market performance, a downturn in the global markets, negligence or other reasons, resulting in poor returns or loss of client assets. Changes in the value of equity, debt, currency, real estate, commodities, alternatives or other asset classes, in particular as a result of a downturn in the global markets, could cause the value of assets under management or advisement, and the fees earned by Mercer to decline. Mercer or its clients may be subject to claims or class action litigation relating to advice given or investment decisions made by plan sponsors and plan fiduciaries, particularly relating to 401(k) plans in the U.S. or pension schemes in the U.K. MMA's wealth and retirement business operate under similar regulatory regimes as Mercer's Investments business and are also exposed to these risks. These risks, if realized, could result in significant liability and damage our business.

Our businesses are subject to a number of risks related to the U.S. healthcare industry, including risks related to healthcare regulation and reputational damage from negative publicity.

Mercer, Marsh Management Consulting and MMA help public and private sector employers design and manage employee health and welfare programs. Their services include plan design, brokering of insurance programs, administration and other consulting, actuarial and specialty services. The healthcare industry, inclusive of health insurance, is regulated by federal, state and local governments in the U.S., and by regulators and governments in other countries where we do business. The laws and rules governing the healthcare industry and interpretations of those laws and rules are subject to frequent and often unpredictable change. For example, legislation or regulatory action that has the impact of disincentivizing U.S. companies from offering employer-sponsored health insurance could ultimately reduce the revenue we receive when consulting on and broking these policies on behalf of our corporate clients. Legislation seeking to regulate pharmacy benefit management services introduced or enacted at the federal or state level could impact the compensation structure and how much we are paid where we advise clients on prescription drug coverage. Changes to U.S. government health programs, like Medicaid, could also impact our consulting and ancillary services for government clients that manage these programs. Moreover, the health care industry is regularly subject to negative publicity, including as a result of governmental investigations, adverse media coverage and political debate concerning industry regulation. Negative publicity may adversely affect our business and damage our reputation, and expose us to unexpected or unwarranted regulatory scrutiny, including as a result of the revenue our businesses receive from healthcare-related services including our consulting advice to clients from different areas of the healthcare industry.

Revenues for the services provided by our Consulting segment may decline for various reasons, including as a result of changes in economic conditions, the value of equity, debt and other asset classes, our clients' or an industry's financial condition or government regulation or an accelerated trend away from actively managed investments to passively managed investments.

Global economic conditions, including slower GDP growth or recession, inflationary pressure and foreign exchange rate volatility, may negatively impact businesses and financial institutions. Many of our clients, including financial institutions, corporations, government entities and pension plans, have reduced expenses, including amounts spent on consulting services, and used internal resources instead of consultants during difficult economic periods. The evolving needs and financial circumstances of our clients may reduce demand for our consulting services and could adversely affect our revenues and profitability. If the economy or markets in which we operate experience weakness or deteriorate, our business, financial condition and results of operations could be materially and adversely affected. If our clients reduce their headcounts, they will have fewer employee lives covered under their health plans, which may reduce premiums and the commission or supplemental compensation Mercer may receive.

In addition, some of Mercer's Investments business generate fees based upon the value of the clients' assets under management, advisement or administration. Changes in the value of equity, debt, currency, real estate, commodities, alternatives or other asset classes could cause the value of assets under management, advisement or administration, and the fees received by Mercer, to decline. Such changes could also cause clients to withdraw funds from Mercer's Investments business in favor of other investment service providers. In either case, our business, financial condition and results of operations could be materially adversely affected. Mercer's Investments business also could be adversely affected by an accelerated shift away from actively managed investments to passively managed investments with associated lower fees, as well as fee compression from the competitive environment. Further, revenue received by Mercer as investment manager to the majority of the Mercer-managed investment funds is reported in accordance with U.S. GAAP on a gross basis rather than a net basis, with sub-advisor fees reflected as an expense. Therefore, the reported revenue for these offerings does not fully reflect the amount of net revenue ultimately attributable to Mercer.

Demand for many of Mercer's benefits services is affected by government regulation and tax laws, rulings, policies and interpretations, which drive our clients' needs for benefits-related services. Significant changes in government regulations affecting the value, use or delivery of benefits and human resources programs, including changes in regulations relating to health and welfare plans, defined contribution plans or defined benefit plans, may adversely affect the demand for or profitability of Mercer's services.

Factors affecting defined benefit pension plans and the services we provide relating to those plans could adversely affect Mercer.

Mercer currently provides plan sponsors, plan trustees, multi-employer and public entity clients with actuarial, consulting and administration services relating to defined benefit pension plans. The nature of our work is complex. Many clients, particularly in the public sector, have sizeable pension deficits and are subject to impact from volatility in the global markets and interest rate fluctuations. A number of Mercer's clients have frozen or curtailed their defined benefit plans and have moved to defined contribution plans resulting in reduced revenue for Mercer's retirement business. These developments, fee compression pressures, and a continued or accelerated rate of decline in revenues for our defined benefit pension plans business could adversely affect Mercer's business and operating results. In addition, our actuarial services involve numerous assumptions and estimates regarding future and contingent events, including interest rates used to discount future liabilities, estimated rates of return for a plan's assets, healthcare cost trends, salary projections and participants' life expectancies. Mercer's consulting services involve the drafting and interpretation of trust deeds and other complex documentation governing pension plans. Mercer's administration services include calculating benefits within complicated pension plan structures. Mercer's investments services include investment advice and management relating to defined benefit pension plan assets intended to fund present and future benefit obligations. Clients dissatisfied with our services have brought, and may bring, significant claims against us, particularly in the U.S. and the U.K.

Additionally, a rapid rise in interest rates could result in higher defined benefit pension plan funding levels. In some markets, this could accelerate clients' desire to conduct a buyout or third-party risk transfer. Such a transaction could result in additional short-term revenue for Mercer to the extent we advise the client on the transaction, but a loss in longer term recurring revenue related to the plan.

The profitability of our Consulting segment may decline if we are unable to achieve or maintain adequate utilization and pricing rates for our consultants.

The profitability of our Consulting businesses depends in part on ensuring that our consultants maintain adequate utilization rates (i.e., the percentage of our consultants' working hours devoted to billable activities).

Our utilization rates are affected by a number of factors, including:

- general economic conditions;
- our ability to transition consultants promptly from completed projects to new assignments, and to engage newly-hired consultants quickly in revenue-generating activities;
- our ability to continually secure new business engagements, particularly because a portion of our work is project-based rather than recurring in nature;
- our ability to forecast demand for our services and thereby maintain appropriate headcount in each of our geographies and workforces;
- our ability to retain key colleagues and consulting professionals;
- our ability to move relevant staff to client locations when on-site presence is required for our services;
- unanticipated changes in the scope of client engagements;
- the potential for conflicts of interest that might require us to decline client engagements that we otherwise would have accepted;
- our need to devote time and resources to sales, training, professional development and other non-billable activities; and
- the potential disruptive impact of acquisitions and dispositions.

If the utilization rate for our consulting professionals declines, our revenues, profit margin and profitability could decline.

In addition, the profitability of our Consulting businesses depends in part on the prices we are able to charge for our services. The prices we charge are affected by a number of factors, including:

- general economic conditions;
- clients' perception of our ability to add value through our services;
- market demand for the services we provide;
- our ability to develop new services and the introduction of new services by competitors;
- the pricing policies of our competitors;
- client demand for cost savings through the use of AI and automation, and
- the extent to which our clients develop in-house or other capabilities to perform the services that they might otherwise purchase from us.

If we are unable to achieve and maintain adequate billing rates for our services, our profit margin and profitability could decline.

Item 1B.   Unresolved Staff Comments.

There are no unresolved comments to be reported pursuant to Item 1B.

Item 1C.   Cybersecurity.

As a professional services firm that processes confidential and sensitive information, such as personal information, cybersecurity risk management is an integral part of our enterprise risk management strategy. Our cybersecurity risk management program has been designed based on industry standards, such as the National Institute of Standards and Technology Cybersecurity Framework, and provides a framework for assessing cybersecurity risk and identifying and managing cybersecurity threats and incidents, including threats and incidents associated with our use of services, applications and products provided by third-party vendors and service providers.

Our cybersecurity risk management program is coordinated by cross-functional teams, including risk management, legal and compliance, business resiliency management and information security. These teams develop, implement and maintain our compliance policies, programs and training, business resiliency, disaster recovery and information security frameworks, solutions and procedures. They also work closely with our business, internal audit, finance and IT staff to identify, assess and mitigate risks, including those associated with our use of third-party vendors and service providers, and to monitor and take steps designed to prevent security incidents in our technology environment.

Our cybersecurity risk management framework includes (1) procedures designed to assess the data privacy and cybersecurity practices of third-party vendors and service providers (including risk assessments and contractual protections), (2) technical IT controls designed to manage risks associated with cybersecurity incidents (such as multi-factor authentication and requirements for VPN or private channel access to our systems), and (3) formal policies and procedures designed to address cybersecurity incidents. Our formal policies and procedures designed to address cybersecurity incidents include steps for verifying and assessing the severity of a cybersecurity incident, identifying the source of a cybersecurity incident (including whether it is associated with a third-party service provider) and implementing cybersecurity countermeasures and mitigation strategies. Additionally, we have procedures for informing senior management and our Board of Directors of potentially material cybersecurity incidents. We also periodically engage third-party security consultants to assess our cybersecurity program and to perform penetration testing on our security environment and controls. In addition, cybersecurity training is provided to all newly hired colleagues and then at least annually for all colleagues. We also conduct regular ongoing cybersecurity awareness campaigns and phishing tests and provide training in response to such tests as appropriate.

Our Board of Directors has overall oversight responsibility for the Company's risk management and receives updates from management throughout the year on cybersecurity matters and other material risks facing the Company. Additionally, the Audit Committee regularly reviews the Company's policies and practices with respect to risk assessment and risk management, including cybersecurity risks, and reports to the full Board of Directors on a regular basis. The Audit Committee is responsible for overseeing the Company's enterprise risk management policies and processes, including discussing with management the Company's major risk exposures and the steps that have been taken to monitor and control such exposures, including those arising from cybersecurity risks.

Management is responsible for identifying, assessing and managing material cybersecurity risks on an ongoing basis. Management's efforts include establishing processes designed to ensure that potential cybersecurity risks are monitored, putting in place mitigation and remedial measures and implementing and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Chief Information Security Officer & Chief Technology Officer (CISO/CTO), who reports to our Chief Information & Operations Officer (CIOO). Our CIOO has significant expertise and over a decade of experience working in technology. Our CISO/CTO has over two decades of experience working in cybersecurity and maintains a Certified Information Systems Security Professional certification. Our CISO/CTO and CIOO receive reports from our cybersecurity team and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our cybersecurity team is comprised of experienced information systems security professionals and information security managers with many years of experience and various security certifications.

Management, including the CIOO and CISO/CTO, regularly reviews with the Board of Directors and the Audit Committee the Company's cybersecurity programs, material cybersecurity risks and mitigation strategies and provides updates on notable developments in the cybersecurity threat landscape. Additionally, management follows a risk-based escalation process to notify the Audit Committee outside of the cycle of regular updates when an emerging risk or material issue is identified, such as a potentially significant cybersecurity threat or incident.

In 2025, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect the Company, including with respect to our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents, or provide assurances that we have not experienced an undetected cybersecurity threat or incident. For more information about these risks, please see "Risk Factors – Cybersecurity, Data Protection and Technology Risks" in this annual report on Form 10-K.

Item 2. Properties.

The Company maintains its corporate headquarters in New York City. We also maintain other offices around the world, primarily in leased space. In certain circumstances we may have space that we sublet to third parties, depending upon our needs in particular locations.

The Company and certain of its subsidiaries own, directly and indirectly through special purpose subsidiaries, a 58% condominium interest covering approximately 900,000 square feet of office space in a 44 story condominium in New York City. This real estate serves as the Company's headquarters and is occupied primarily by the Company and its subsidiaries for general corporate use. The condominium interests are financed by a 30-year mortgage loan that is non-recourse to the Company unless the Company (i) is downgraded below B (stable outlook) by S&P or Fitch or B2 (stable outlook) by Moody's and such downgrade is continuing or (ii) an event of default under the mortgage loan has occurred. The mortgage is secured by a first priority assignment of leases and rents, including the leases which the Company and certain of its subsidiaries entered into with their affiliated special purpose subsidiaries which own the mortgaged condominium interests. The net rent due under those leases in effect services the mortgage debt.

Item 3. Legal Proceedings.

We and our subsidiaries are party to a variety of other legal, administrative, regulatory and government proceedings, claims and inquiries arising in the normal course of business.

Additional information regarding certain legal proceedings and related matters is set forth in Note 16, Claims, Lawsuits and Other Contingencies, in the notes to the consolidated financial statements appearing under Part II, Item 8 ("Financial Statements and Supplementary Data") of this annual report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is listed on the New York Stock Exchange and NYSE Texas. On January 14, the Company's stock ticker symbol on the NYSE changed to MRSH.

The following table indicates the high and low prices (NYSE composite quotations) of the Company's common stock in 2025 and 2024, and each quarterly period thereof:

	2025 Stock Price Range		2024 Stock Price Range	
	High	Low	High	Low
First Quarter	$245.98	$207.21	$209.20	$188.31
Second Quarter	$248.00	$209.92	$216.89	$196.17
Third Quarter	$219.71	$195.01	$232.32	$209.55
Fourth Quarter	$207.83	$174.18	$235.50	$209.34
Full Year	$248.00	$174.18	$235.50	$188.31

The Company has a share repurchase program authorized by the Board of Directors.

In November 2025, the Board of Directors of the Company authorized the Company to repurchase up to $6 billion in shares of the Company's common stock, which superseded any prior authorizations.

The Company repurchased approximately 10.1 million shares of its common stock for $2.0 billion in 2025. At December 31, 2025, the Company remained authorized to repurchase up to approximately $5.7 billion in shares of its common stock. There is no time limit on the authorization.

The Company repurchased approximately 4.3 million shares of its common stock for $900 million in 2024.

The following information relates to the Company's repurchases of equity securities during each month within the fourth quarter of the fiscal year covered by this report:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Oct 1-31, 2025	1,650,859	$ 188.5986	1,650,859	$ 952,741,444
Nov 1-30, 2025	2,520,061	$ 180.1451	2,520,061	$ 5,910,018,670
Dec 1-31, 2025	1,274,980	$ 184.0604	1,274,980	$ 5,675,345,321
Total	5,445,900	$ 183.6243	5,445,900	$ 5,675,345,321

At February 5, 2026, there were 3,648 stockholders of record.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

References in this report are to Marsh & McLennan Companies, Inc. and its consolidated subsidiaries (the "Company" or "Marsh"), unless the context otherwise requires. Effective January 14, 2026, the Company updated its brand name from Marsh McLennan to Marsh and the brand names of Marsh and Oliver Wyman Group businesses to Marsh Risk and Marsh Management Consulting, respectively. References to the Company and its businesses in this report reflect these changes. Mercer and Guy Carpenter will continue to report under their current brands through a transition period.

The changes to the brand names had no impact on the Company's operating and reporting segments.

General

Marsh is a global professional services firm in the areas of risk, reinsurance and capital, people and investments, and management consulting, advising clients in 130 countries. With an annual revenue of $27.0 billion and more than 95,000 colleagues, Marsh helps build the confidence to thrive through the power of perspective.

The Company conducts business through two segments:

- **Risk and Insurance Services:** risk management activities and insurance/reinsurance broking and services, conducted through Marsh Risk and Guy Carpenter.

- **Consulting:** health, wealth and career advice, solutions and products, and specialized management, strategic, economic and brand consulting services conducted through Mercer and Marsh Management Consulting.

The results of operations in the Management Discussion & Analysis ("MD&A") include an overview of the Company's consolidated results for fiscal year 2025, compared to the results for fiscal year 2024, and should be read in conjunction with the consolidated financial statements and notes. This section also includes a discussion of the key drivers impacting the Company's financial results of operations both on a consolidated basis and by reportable segments.

We describe the primary sources of revenue and categories of expense for each reportable segment in the discussion of segment financial results. A reconciliation of segment operating income to total operating income is included in Note 17, Segment Information, in the notes to the consolidated financial statements included in Part II, Item 8, of this report.

For information and comparability of the Company's results of operations and liquidity and capital resources for fiscal year 2023, refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company's Form 10-K for the fiscal year ended December 31, 2024.

This MD&A contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Refer to "Information Concerning Forward-Looking Statements" at the outset of this report.

Non-GAAP Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (U.S.), referred to as in accordance with "GAAP" or "reported" results. The Company also refers to and presents a non-GAAP financial measure in non-GAAP revenue, within the meaning of Regulation G and Item 10(e) of Regulation S-K in accordance with the Securities Exchange Act of 1934. The Company has included a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP as part of the consolidated revenue and expense discussion. Percentage changes, referred to as non-GAAP underlying revenue, are calculated by dividing the period over period change in non-GAAP revenue by the prior period non-GAAP revenue.

The Company believes this non-GAAP financial measure provides useful supplemental information that enables investors to better compare the Company's performance across periods. Management also uses this measure internally to assess the operating performance of its businesses and to decide how to allocate resources. However, investors should not consider this non-GAAP measure in isolation from, or as a substitute for, the financial information that the Company reports in accordance with GAAP. The Company's non-GAAP measure includes adjustments that reflect how management views its businesses and may differ from similarly titled non-GAAP measures presented by other companies.

Financial Highlights

- Consolidated revenue in 2025 was $27.0 billion, an increase of 10%, or 4% on an underlying basis.

- Consolidated operating income increased $406 million, or 7% to $6.2 billion in 2025, compared to 2024. Net income attributable to the Company was $4.2 billion. Earnings per share on a diluted basis increased to $8.43 from $8.18, or 3%, compared to 2024.

- Risk and Insurance Services revenue in 2025 was $17.3 billion, an increase of 12%, or 4% on an underlying basis. Operating income was $4.6 billion, compared to $4.4 billion in the prior year.

- Marsh Risk's revenue in 2025 was $14.4 billion, an increase of 15%, or 4% on an underlying basis. Guy Carpenter's revenue in 2025 was $2.5 billion, an increase of 6%, or 5% on an underlying basis.

- Consulting revenue in 2025 was $9.8 billion, an increase of 7%, or 5% on an underlying basis. Operating income was $1.9 billion, compared to $1.8 billion in the prior year.

- Mercer's revenue in 2025 was $6.2 billion, an increase of 8%, or 4% on an underlying basis. Marsh Management Consulting's revenue in 2025 was $3.6 billion, an increase of 6% on both a reported and an underlying basis.

- The Company's results of operations in 2025 included restructuring costs of $222 million related to severance, lease exit charges, and consulting and outside services.

- The Company completed 20 acquisitions in 2025 for a total purchase consideration of $857 million.

- The Company's results in 2025 include the results of operations of McGriff in Marsh Risk, in the Risk and Insurance Services segment. The Company completed the acquisition of McGriff, an affiliate of TIH Insurance Holdings (the "McGriff Transaction") in November 2024 for $7.75 billion in cash consideration, subject to certain customary adjustments. McGriff is an insurance broking and risk management services provider in the U.S. In 2024, McGriff's results of operations were included in the Company's results for the period November 15, 2024 through December 31, 2024.

- The Company's consolidated effective tax rate for 2025 was 23.6%.

- In 2025, the Company repaid $500 million of senior notes at maturity.

- The Company repurchased 10.1 million in 2025 shares for $2.0 billion.

- In 2025, the Company paid dividends on its common stock shares of $1.7 billion. In January 2026, the Board of Directors of the Company declared a quarterly dividend of $0.900 per share on outstanding common stock, payable in February 2026.

* * * * *

The macroeconomic and geopolitical environment including multiple major wars and global conflicts, social unrest, tariffs or changes in trade policies, slower GDP growth or recession, fluctuations in foreign exchange rates, lower interest rates, capital markets volatility, inflation and changes in insurance premium rates could impact our business, financial condition, results of operations and cash flows. For more information about these risks, please see "Risk Factors – Macroeconomic Risks" in this annual report on Form 10-K.

For additional details, refer to the Consolidated Results of Operations and Liquidity and Capital Resources sections in this MD&A.

Acquisitions and dispositions impacting the Risk and Insurance Services and Consulting segments are discussed in Note 5, Acquisitions and Dispositions, in the notes to the consolidated financial statements.

Consolidated Results of Operations

For the Years Ended December 31, *(In millions, except per share data)*		**2025**		2024		2023
Revenue	$	**26,981**	$	24,458	$	22,736
Expense:						
Compensation and benefits		**15,577**		13,996		13,099
Other operating expenses		**5,181**		4,645		4,355
Operating expenses		**20,758**		18,641		17,454
Operating income	$	**6,223**	$	5,817	$	5,282
Income before income taxes	$	**5,539**	$	5,480	$	5,026
Net income before non-controlling interests	$	**4,234**	$	4,117	$	3,802
Net income attributable to the Company	$	**4,160**	$	4,060	$	3,756
Net income per share attributable to the Company						
– Basic	$	**8.48**	$	8.26	$	7.60
– Diluted	$	**8.43**	$	8.18	$	7.53
Average number of shares outstanding:						
– Basic		**491**		492		494
– Diluted		**494**		496		499
Shares outstanding at December 31,		**485**		491		492

Consolidated operating income increased $406 million, or 7% to $6.2 billion in 2025, compared to $5.8 billion in 2024, reflecting a 10% increase in revenue and an 11% increase in expenses. Revenue growth was driven by increases in the Risk and Insurance Services and Consulting segments of 12% and 7%, respectively.

Diluted earnings per share increased to $8.43 from $8.18, or 3% from the prior year, reflecting an increase in operating income, partially offset by higher interest expense due to debt raised to fund the McGriff acquisition.

Consolidated Revenue and Expense

Revenue – Non-GAAP Revenue and Components of Change

The Company advises clients in 130 countries. As a result, foreign exchange rate movements may impact period over period comparisons of revenue. Similarly, certain other items such as acquisitions and dispositions, including transfers among businesses, may impact period over period comparisons of revenue. Non-GAAP revenue measures the change in revenue from one period to the next by isolating these impacts on an underlying revenue basis. Percentage changes, referred to as non-GAAP underlying revenue, are calculated by dividing the period over period change in non-GAAP revenue by the prior period non-GAAP revenue.

The non-GAAP revenue measure is presented on a constant currency basis excluding the impact of foreign currency fluctuations. The Company isolates the impact of foreign exchange rate movements period over period, by translating the current period foreign currency GAAP revenue into U.S. Dollars based on the difference in the current and corresponding prior period exchange rates.

The percentage change for acquisitions, dispositions and other includes the impact of current and prior year items excluded from the calculation of non-GAAP underlying revenue for comparability purposes. Details on these items are provided in the reconciliation of non-GAAP revenue to GAAP revenue tables.

The following tables present the Company's non-GAAP revenue for the years ended December 31, 2025 and 2024 and the related non-GAAP underlying revenue change:

Year Ended December 31, (In millions, except percentages)	GAAP Revenue		% Change GAAP Revenue*	Non-GAAP Revenue		Non-GAAP Underlying Revenue*
	2025	2024		**2025**	2024	
Risk and Insurance Services						
Marsh Risk	$ **14,366** $	12,536	15 %	$ **13,055** $	12,519	4 %
Guy Carpenter	**2,496**	2,362	6 %	**2,479**	2,362	5 %
Subtotal	**16,862**	14,898	13 %	**15,534**	14,881	4 %
Fiduciary interest income	**403**	497		**387**	497	
Total Risk and Insurance Services	**17,265**	15,395	12 %	**15,921**	15,378	4 %
Consulting						
Mercer	**6,190**	5,743	8 %	**5,916**	5,700	4 %
Marsh Management Consulting	**3,604**	3,390	6 %	**3,553**	3,353	6 %
Total Consulting	**9,794**	9,133	7 %	**9,469**	9,053	5 %
Corporate Eliminations	**(78)**	(70)		**(78)**	(70)	
Total Revenue	$ **26,981** $	24,458	10 %	$ **25,312** $	24,361	4 %

The following table provides more detailed revenue information for certain of the components presented in the previous table:

Year Ended December 31, (In millions, except percentages)	GAAP Revenue		% Change GAAP Revenue*	Non-GAAP Revenue		Non-GAAP Underlying Revenue*
	2025	2024		**2025**	2024	
Marsh Risk:						
EMEA	$ **3,812** $	3,530	8 %	$ **3,757** $	3,530	6 %
Asia Pacific	**1,460**	1,414	3 %	**1,466**	1,408	4 %
Latin America	**571**	575	(1)%	**585**	575	2 %
Total International	**5,843**	5,519	6 %	**5,808**	5,513	5 %
U.S./Canada	**8,523**	7,017	21 %	**7,247**	7,006	3 %
Total Marsh Risk	$ **14,366** $	12,536	15 %	$ **13,055** $	12,519	4 %
Mercer:						
Wealth	$ **2,819** $	2,584	9 %	$ **2,611** $	2,505	4 %
Health	**2,284**	2,100	9 %	**2,267**	2,136	6 %
Career	**1,087**	1,059	3 %	**1,038**	1,059	(2)%
Total Mercer	$ **6,190** $	5,743	8 %	$ **5,916** $	5,700	4 %

(*) Rounded to whole percentages.

Revenue – Reconciliation of Non-GAAP Measures

The following table provides the reconciliation of GAAP revenue to Non-GAAP revenue for the years ended December 31, 2025 and 2024:

	2025				2024		
Year Ended December 31, (In millions)	GAAP Revenue	Currency Impact	Acquisitions/ Dispositions/ Other Impact	Non-GAAP Revenue	GAAP Revenue	Acquisitions/ Dispositions/ Other Impact	Non-GAAP Revenue
Risk and Insurance Services							
Marsh Risk (a)	$ 14,366	$ (28)	$ (1,283)	$ 13,055	$ 12,536	$ (17)	$ 12,519
Guy Carpenter	2,496	3	(20)	2,479	2,362	—	2,362
Subtotal	16,862	(25)	(1,303)	15,534	14,898	(17)	14,881
Fiduciary interest income	403	—	(16)	387	497	—	497
Total Risk and Insurance Services	17,265	(25)	(1,319)	15,921	15,395	(17)	15,378
Consulting							
Mercer (b)	6,190	(41)	(233)	5,916	5,743	(43)	5,700
Marsh Management Consulting (c)	3,604	(38)	(13)	3,553	3,390	(37)	3,353
Total Consulting	9,794	(79)	(246)	9,469	9,133	(80)	9,053
Corporate Eliminations	(78)	—	—	(78)	(70)	—	(70)
Total Revenue	$ 26,981	$ (104)	$ (1,565)	$ 25,312	$ 24,458	$ (97)	$ 24,361

The following table provides more detailed revenue information for certain of the components presented in the previous table:

	2025				2024		
Year Ended December 31, (In millions)	GAAP Revenue	Currency Impact	Acquisitions/ Dispositions/ Other Impact	Non-GAAP Revenue	GAAP Revenue	Acquisitions/ Dispositions/ Other Impact	Non-GAAP Revenue
Marsh Risk:							
EMEA	$ 3,812	$ (52)	$ (3)	$ 3,757	$ 3,530	$ —	$ 3,530
Asia Pacific	1,460	5	1	1,466	1,414	(6)	1,408
Latin America	571	11	3	585	575	—	575
Total International	5,843	(36)	1	5,808	5,519	(6)	5,513
U.S./Canada (a)	8,523	8	(1,284)	7,247	7,017	(11)	7,006
Total Marsh Risk	$ 14,366	$ (28)	$ (1,283)	$ 13,055	$ 12,536	$ (17)	$ 12,519
Mercer:							
Wealth (b)	$ 2,819	$ (25)	$ (183)	$ 2,611	$ 2,584	$ (79)	$ 2,505
Health (b)	2,284	(4)	(13)	2,267	2,100	36	2,136
Career	1,087	(12)	(37)	1,038	1,059	—	1,059
Total Mercer	$ 6,190	$ (41)	$ (233)	$ 5,916	$ 5,743	$ (43)	$ 5,700

(a) Acquisitions, dispositions and other in 2025 includes the impact of McGriff.

(b) Acquisitions, dispositions and other in 2024 includes a net gain of $35 million from the sale of the U.K. pension administration and U.S. health and benefits administration businesses, that comprised of a $70 million gain in Wealth, offset by a $35 million loss in Health.

(c) Acquisitions, dispositions and other in 2024 includes a gain of $20 million from the sale of a business in Marsh Management Consulting.

Note: Amounts in the tables above are rounded to whole numbers.

Consolidated Revenue

Consolidated revenue increased $2.5 billion, or 10%, to $27 billion in 2025, compared to $24.5 billion in 2024. Consolidated revenue increased 4% on an underlying basis and 6% from acquisitions. On an underlying basis, revenue increased 4% and 5% in 2025, in the Risk and Insurance Services and Consulting segments, respectively.

Consolidated revenue growth in 2025 reflects the continued demand for our advice and solutions.

Consolidated Operating Expenses

Consolidated operating expenses increased $2.1 billion, or 11%, to $20.8 billion in 2025, compared to $18.6 billion in 2024. Expenses also reflect an increase of 7% from acquisitions and a 1% from the impact of foreign currency translation.

Consolidated operating expenses in 2025 reflect increased compensation and benefits, driven by higher base salaries and incentive compensation, including the impact from acquisitions.

Restructuring Activities

The Company incurred a total of $222 million for restructuring costs in 2025, compared to $276 million in 2024.

In the third quarter of 2025, the Company launched a three-year program, Thrive (the "Program"), which focuses on brand strategy, delivering greater value to clients, accelerating growth and improving efficiency. The Company also announced the formation of Business Client Services ("BCS"), to accelerate innovation and centralize investments in operational excellence, data, artificial intelligence and other analytics. BCS brings together operations and technology teams across the Company to improve client service through enhancing our technology and effective deployment of resources.

The Program will generate savings from process and automation efficiencies and optimization of our global operating model.

Based on current Program estimates, the Company expects to incur approximately $500 million of cost over the three years. Costs will primarily relate to severance, technology and outside services. Total annualized savings are expected to be approximately $400 million. The Company expects savings realized and charges incurred to be evenly distributed over the Program period.

In 2025, costs incurred in connection with the Program were $150 million, primarily related to severance. The Company continues to refine its detailed plans for the Program which may change the timing, expected costs, and related savings.

In 2024, the Company incurred $221 million of restructuring costs primarily related to severance and lease exit charges from a restructuring program completed in 2024.

Additional details are included in Note 14, Restructuring Costs, in the notes to the consolidated financial statements.

Risk and Insurance Services

The Company conducts business in its Risk and Insurance Services segment through Marsh Risk and Guy Carpenter. Marsh Risk is an insurance broker and risk advisor, offering risk management, insurance broking, insurance program management, risk consulting, analytical modeling and alternative risk financing services to a wide range of businesses, government entities, professional service organizations and individuals in over 130 countries. Guy Carpenter, the Company's reinsurance intermediary and advisor, provides specialized reinsurance broking, strategic advisory and actuarial services, and analytics solutions.

Marsh Risk and Guy Carpenter are compensated for brokerage and consulting services through commissions and fees. Commission rates and fees vary in amount and can depend on a number of factors, including the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer selected, and the capacity in which the broker acts and negotiates with clients. Revenues can be affected by premium rate levels in the insurance and reinsurance markets, the amount of risk retained by insurance and reinsurance clients, and by the value of the risks that have been insured since commission-based compensation is frequently related to the premiums paid by insureds and reinsureds. In many cases, fee compensation may be negotiated in advance, based on the type of risk, coverage required, and service provided by the Company and ultimately, the extent of the risk placed into the insurance market or retained by the client. The trends and comparisons of revenue from one period to the next can be affected by changes in premium rate levels, fluctuations in client risk retention and increases or decreases in the value of risks that have been insured, as well as new and lost business, and the volume of business from new and existing clients.

In addition to compensation from its clients, Marsh Risk also receives other compensation, separate from retail fees and commissions, from insurance companies. This other compensation includes, among other things, payments for consulting and analytics services provided to insurers; compensation for administrative and other services (including fees for underwriting services and services provided to or on behalf of insurers relating to the administration and management of quota shares, panels and other facilities in which insurers participate), and contingent commissions, which are paid by insurers based on factors such as volume or profitability of Marsh Risk's placements, primarily driven by Marsh McLennan Agency ("MMA") and parts of Marsh Risk's international operations.

Marsh Risk and Guy Carpenter receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others. The investment of fiduciary funds is regulated by state and other insurance authorities. These regulations typically require segregation of fiduciary funds and limit the types of investments that may be made. Interest income from these investments varies depending on the amount of funds invested and applicable interest rates, both of which vary from time to time. For presentation purposes, fiduciary interest income is segregated from the other revenues of Marsh Risk and Guy Carpenter and separately presented within the segment, as shown in the previous revenue by segments tables.

The results of operations for the Risk and Insurance Services segment are as follows:

(In millions, except percentages)	2025	2024	2023
Revenue	$ **17,265**	$ 15,395	$ 14,089
Compensation and benefits	**9,711**	8,499	7,702
Other operating expenses	**2,918**	2,531	2,442
Operating expenses	**12,629**	11,030	10,144
Operating income	$ **4,636**	$ 4,365	$ 3,945
Operating income margin	**26.8 %**	28.4 %	28.0 %

Revenue

Revenue in the Risk and Insurance Services segment increased $1.9 billion, or 12%, to $17.3 billion in 2025, compared to $15.4 billion in 2024. Revenue increased 4% on an underlying basis and 8% from acquisitions. Interest earned on fiduciary funds decreased $94 million to $403 million in 2025, compared to $497 million in 2024, due to lower average interest rates compared to the prior year.

In Risk and Insurance Services, underlying revenue growth in 2025 was driven by higher new business and renewal revenue at Marsh Risk and Guy Carpenter, partially offset by declining insurance and reinsurance premium rates.

Marsh Risk's revenue increased $1.8 billion, or 15%, to $14.4 billion in 2025, compared to $12.5 billion in 2024. This reflects an increase of 4% on an underlying basis and 10% from acquisitions. U.S./Canada rose 3% on an underlying basis. Total International produced underlying revenue growth of 5%, reflecting growth of 6% in EMEA, 4% in Asia Pacific, and 2% in Latin America.

Guy Carpenter's revenue increased $134 million, or 6%, to $2.5 billion in 2025, compared to $2.4 billion in 2024. This reflects an increase of 5% on an underlying basis and 1% from acquisitions.

Guy Carpenter's underlying revenue growth in 2025 was driven by growth across all regions and global specialties.

Risk and Insurance Services segment completed 14 acquisitions in 2025. Information regarding these acquisitions is included in Note 5, Acquisitions and Dispositions, in the notes to the consolidated financial statements.

Operating Expenses

Expenses in the Risk and Insurance Services segment increased $1.6 billion, or 14%, to $12.6 billion in 2025, compared to $11.0 billion in 2024. Expenses reflect an increase of 10% from acquisitions and 1% from the impact of foreign currency translation.

Expenses in 2025 reflect increased compensation and benefits, driven by higher base salaries and incentive compensation, including the impact from acquisitions. Expenses also reflect increased amortization of identified intangibles, primarily related to the acquisition of McGriff.

In connection with the acquisition of McGriff, the Company incurred approximately $211 million and $60 million of integration and retention related costs in 2025 and 2024, respectively. The Company expects to recognize costs of approximately $250 million, primarily retention incentives over the next 2 years related to the McGriff acquisition. The Company continues to refine its integration plans as it relates to the acquisition of McGriff, which may change the timing and estimates of expected costs and payments.

Consulting

The Company conducts business in its Consulting segment through Mercer and Marsh Management Consulting. Mercer is a provider in delivering advice, solutions and products that help organizations meet the health, wealth and career needs of a changing workforce. Marsh Management Consulting offers management consulting and advisory services across various industries.

The major component of revenue in the Consulting business is fees paid by clients for advice and services. Mercer, principally through its health line of business, also earns revenue in the form of commissions received from insurance companies for the placement of group (and occasionally individual) insurance contracts, primarily health, life and accident coverages. Revenue for Mercer's investment management business and certain of Mercer's defined benefit and contribution administration services consists principally of fees based on assets under management or administration. For a majority of the Mercer-managed investment funds, revenue is reported on a gross basis with sub-advisor fees included in other operating expenses.

Revenue in the Consulting segment is affected by, among other things, global economic conditions, including changes in clients' particular industries and markets. Revenue is also affected by competition due to the introduction of new products and services, broad trends in employee demographics, including levels of employment and the effect of government policies and regulations. Revenues from investment management services and retirement trust and administrative services are significantly affected by the level of assets under management or administration, which is impacted by securities market performance.

The results of operations for the Consulting segment are as follows:

(In millions, except percentages)		2025		2024		2023
Revenue	$	**9,794**	$	9,133	$	8,709
Compensation and benefits		**5,710**		5,358		5,249
Other operating expenses		**2,188**		2,005		1,794
Operating expenses		**7,898**		7,363		7,043
Operating income	$	**1,896**	$	1,770	$	1,666
Operating income margin		**19.4 %**		19.4 %		19.1 %

Revenue

Revenue in the Consulting segment increased $661 million, or 7%, to $9.8 billion in 2025, compared to $9.1 billion in 2024. Revenue increased 5% on an underlying basis, 2% from acquisitions, and 1% from the impact of foreign currency translation.

In Consulting, underlying revenue growth in 2025 was driven by growth in both Mercer and Marsh Management Consulting.

Mercer's revenue increased $447 million, or 8%, to $6.2 billion in 2025, compared to $5.7 billion in 2024. This reflects an increase of 4% on an underlying basis, 3% from acquisitions, and 1% from the impact of foreign currency translation. On an underlying basis, revenue for Health and Wealth increased 6% and 4%, respectively, and decreased 2% in Career, as compared to the prior year.

Underlying revenue growth at Mercer was driven by continued solid growth in Health and Wealth, offset by a contraction in Career. Health reflected growth across all regions. Wealth growth was driven by investment management, primarily reflecting the impact of capital markets. Career reflected continued decline in project-related work in the U.S. and Canada, offset by growth in workforce products.

Revenue in 2024 includes a net gain of $35 million from the sale of the Mercer U.K. pension administration and U.S. health and benefits administration businesses.

Marsh Management Consulting's revenue increased $214 million, or 6%, to $3.6 billion in 2025, compared to $3.4 billion in 2024. This reflects an increase of 6% on an underlying basis and 1% from the impact of foreign currency translation, partially offset by a decrease of 1% from dispositions.

The increase in underlying revenue growth at Marsh Management Consulting in 2025 was driven by growth in the Americas and the Middle East.

Revenue in 2024 includes a gain of $20 million from the sale of the Celent advisory business.

The Consulting segment completed 6 acquisitions in 2025. Information regarding these acquisitions is included in Note 5, Acquisitions and Dispositions, in the notes to the consolidated financial statements.

Operating Expenses

In the Consulting segment, expenses increased $535 million, or 7%, to $7.9 billion in 2025, compared to $7.4 billion in 2024. Expenses reflect a 3% increase from acquisitions and 1% from the impact of foreign currency translation.

Expenses in 2025 reflect increased compensation and benefits, driven by higher base salaries and incentive compensation, including the impact from acquisitions.

In 2024, expenses also reflected acquisition and disposition costs of $21 million, primarily related to exit costs for the disposition of the Mercer U.K. pension administration and U.S. health benefits administration businesses in 2024.

Corporate and Other

Corporate expenses decreased $9 million, or 3%, to $309 million in 2025, compared to $318 million in 2024, reflecting lower restructuring costs in the current year, partially offset by increased compensation and benefits.

Interest Income

Interest income was $48 million in 2025, compared to $83 million in 2024. Interest income decreased $35 million in 2025 due to lower average interest rates and corporate balances compared to the prior year.

Interest Expense

Interest expense was $960 million in 2025, compared to $700 million in 2024. Interest expense increased $260 million in 2025 due to debt raised to fund the McGriff acquisition. Interest expense in 2024 includes $26 million of financing costs, primarily related to customary upfront fees for the Commitment Letter.

Investment Income

The caption "Investment income" in the consolidated statements of income comprises realized and unrealized gains and losses from investments. It includes, when applicable, other than temporary declines in the value of securities, mark-to-market increases or decreases in equity investments with readily determinable fair values and equity method gains or losses on its investments in private equity funds. The Company's investments may include direct investments in insurance, consulting or other strategically linked companies and investments in private equity funds.

The Company recorded net investment income of $34 million in 2025, compared to $12 million in 2024. The increase in 2025 is primarily driven by higher mark-to-market gains from the Company's investments compared to the prior year.

Income and Other Taxes

The Company's consolidated effective tax rate for 2025 and 2024 was 23.6% and 24.9%, respectively.

The tax rates in both years reflect the impact of discrete tax matters such as excess tax benefits related to share-based compensation, enacted tax legislation, changes in uncertain tax positions, deferred tax adjustments, non-taxable adjustments related to contingent consideration for acquisitions, return to provision adjustments, and valuation allowances for certain tax attributes.

The effective tax rate may vary significantly from period to period. The effective tax rate is sensitive to the geographic mix of earnings and the cost to repatriate the Company's earnings, which may result in higher or lower effective tax rates. Therefore, a shift in the mix of profits among jurisdictions, or changes in the Company's repatriation strategy to access offshore cash, can affect the effective tax rate.

In 2025, pre-tax income in the U.K., Ireland, Canada, Singapore, India, Australia, Bermuda, Saudi Arabia, Japan, and Hong Kong accounted for approximately 65% of the Company's total non-U.S. pre-tax income, with effective rates in those countries of 26.5%, 15.0%, 28.1%, 15.6%, 25.6%, 33.0%, 0.0%, 20.5%, 36.1%, and 18.8%, respectively.

In addition, losses in certain jurisdictions cannot be offset by earnings from other operations and may require valuation allowances that affect the rate in a particular period, depending on estimates of the value of associated deferred tax assets which can be realized. A valuation allowance was recorded to reduce deferred tax assets to the amount that the Company believes is more likely than not to be realized. Details are provided in Note 7, Income Taxes, in the notes to the consolidated financial statements. The effective tax rate is also sensitive to changes in unrecognized tax benefits, including the impact of settled tax audits and expired statutes of limitations.

The Company has established liabilities for uncertain tax positions in relation to potential assessments in the jurisdictions in which it operates.

In 2024, the Company received closure notices and assessments from the U.K. tax authority in relation to its 2016-2020 examinations which disallowed certain interest expense deductions. The Company has appealed the assessments and is prepared to resolve this matter through litigation or alternative dispute resolution, which may take several years. The Company believes the resolution of tax matters will not have a material effect on the consolidated financial position of the Company. However, an adverse resolution of tax matters from current or future audits or tax litigation could have a material impact on the Company's net income or cash flows and on its effective tax rate in a particular future period.

Changes in tax laws, rulings, policies, or related legal and regulatory interpretations occur frequently and may have significant favorable or adverse impacts on our effective tax rate.

On July 4, 2025, U.S. tax legislation was signed into law (known as the "One Big Beautiful Bill Act" or "OBBBA") which made permanent many of the tax provisions enacted in 2017 as part of the Tax Cuts and Jobs Act that were set to expire at the end of 2025. In addition, the OBBBA made changes to certain U.S. corporate tax provisions, but many are generally not effective until 2026. The enactment of the OBBBA does not have a material impact on the results from operations for the current or future years.

The Organization for Economic Cooperation and Development ("OECD") provided model rules for a 15% global minimum tax, known as Pillar Two. Pillar Two has now been enacted by most key non-U.S. jurisdictions where the Company operates, including the U.K. and Ireland. Parts of the minimum tax rules were applicable for 2024, with the remaining provisions becoming fully effective for 2025. This minimum tax is treated as a period cost and does not have a material impact on the Company's financial results of operations for the current year.

While the U.S. has negotiated a "side-by-side" arrangement for the existing U.S. minimum taxes with the intent to exempt U.S. multinational companies from certain of the Pillar Two provisions, uncertainty remains related to the implementation of this arrangement. The Company continues to monitor legislative developments, as well as additional guidance from countries that have enacted Pillar Two legislation, and will ensure it complies with any changes.

As a U.S. domiciled parent holding company, the Company is the issuer of essentially all of the Company's external indebtedness, and incurs the related interest expense in the U.S. The Company's interest expense deductions are not currently limited. However, the Company may not be able to fully deduct intercompany interest on loans to finance the Company's operations.

Further, most senior executive and oversight functions are conducted in the U.S. and the associated costs are incurred primarily in the U.S. Some of these expenses may not be deductible in the U.S., which may impact the effective tax rate. The U.S. tax law allows the Company to repatriate foreign earnings without incurring additional U.S. federal income tax costs as foreign income is generally already taxed in the U.S. The Company continues to evaluate its global investment and repatriation strategy considering its capital requirements and potential costs of repatriation, which are generally limited to local country withholding taxes. Thus, permanent reinvestment continues to be a component of the Company's global capital strategy.

Liquidity and Capital Resources

The Company is organized as a legal entity separate and distinct from its operating subsidiaries. As the Company does not have significant operations of its own, the Company is dependent upon dividends and other payments from its operating subsidiaries to pay principal and interest on its outstanding debt obligations, pay dividends to shareholders, repurchase its shares and pay corporate expenses. The Company can also provide financial support to its operating subsidiaries for acquisitions, investments and certain parts of their business that require liquidity, such as the capital markets business of Guy Carpenter. Other sources of liquidity include borrowing facilities discussed below in the Financing Cash Flows section.

The Company derives a significant portion of its revenue and operating profit from operating subsidiaries located outside of the U.S. Funds from those operating subsidiaries are regularly repatriated to the U.S. out of annual earnings. At December 31, 2025, the Company had approximately $1.6 billion of cash and cash equivalents in its foreign operations, which includes $525 million of operating funds required to be maintained for regulatory requirements or as collateral under certain captive insurance arrangements. The Company expects to continue its practice of repatriating available funds from its non-U.S. operating subsidiaries out of current annual earnings. Where appropriate, a portion of the current year earnings will continue to be permanently reinvested.

In 2025, the Company recorded foreign currency translation adjustments which increased net equity by $900 million. Continued weakening of the U.S. dollar against foreign currencies would further increase the translated U.S. dollar value of the Company's net investments in its non-U.S. subsidiaries, as well as the translated U.S. dollar value of cash repatriations from those subsidiaries.

Cash and cash equivalents on our consolidated balance sheets includes funds available for general corporate purposes. Fiduciary assets are shown separately in the consolidated balance sheets as cash and cash equivalents held in a fiduciary capacity, with a corresponding amount in current liabilities. Fiduciary assets cannot be used for general corporate purposes and should not be considered as a source of liquidity for the Company.

Operating Cash Flows

The Company provided $5.3 billion of cash from operations in 2025 compared to $4.3 billion in 2024. These amounts reflect the net income of the Company during those periods, excluding gains or losses from investments, adjusted for non-cash charges, and changes in working capital which relate primarily to the timing of payments of accrued liabilities, including incentive compensation, or receipts of receivables and pension contributions. The Company used cash of $205 million and $270 million related to its restructuring activities in 2025 and 2024, respectively.

Pension Related Items

Contributions

The Company's policy for funding its tax-qualified defined benefit plans is to contribute amounts at least sufficient to meet the funding requirements set forth in accordance with applicable law. In 2025, the Company contributed $38 million to its U.S. defined benefit pension plans and $44 million to its non-U.S. defined benefit pension plans. In 2024, the Company contributed $34 million to its U.S. defined benefit pension plans and $59 million to its non-U.S. defined benefit pension plans.

In the U.S., contributions to the tax-qualified defined benefit plans are based on Employee Retirement Income Security Act ("ERISA") guidelines and the Company generally expects to maintain a funded status of 80% or more of the liability determined in accordance with the ERISA guidelines. In 2025, the Company made contributions of $36 million to its non-qualified plans and expects to contribute approximately $34 million in 2026. The Company also made required contributions of $2 million to its U.S. qualified plans in 2025. In 2026, the Company is expected to be required to make contributions totaling $33 million to its U.S. qualified plans.

Outside the U.S., the Company has a large number of non-U.S. defined benefit pension plans, the largest of which are in the U.K., which comprise approximately 78% of non-U.S. plan assets at December 31, 2025. Contribution rates for non-U.S. plans are generally based on local funding practices and statutory requirements, which may differ significantly from measurements in accordance with U.S. GAAP.

In the U.K., the assumptions used to determine pension contributions are the result of legally prescribed negotiations between the Company and the plans' trustee that typically occur every three years in conjunction with the actuarial valuation of the plans. Currently, this results in a lower funded status compared to U.S. GAAP and may result in contributions irrespective of the U.S. GAAP funded status.

The MMC U.K. Pension Fund has four segregated defined benefit sections, all in a surplus funding position at December 31, 2024. Based on that funding position, an agreement was reached with the trustee in the fourth quarter of 2025 that no deficit funding will be required to any of the defined benefit sections until 2029 at the earliest, following the completion in 2028 of the December 31, 2027 valuation. The Company's prior agreement to support certain annual deficit contributions that may have been required by U.K. operating companies under certain circumstances, expiring on December 31, 2025, was not renewed in January 2026 due to the improved surplus funding position.

In 2025, the Company contributed $1 million to the U.K. non-qualified plan. The Company's contributions for 2026 are also expected to be approximately $1 million.

The Company expects to contribute approximately $39 million to its non-U.S. defined benefit plans in 2026, comprising approximately of $1 million to the U.K. plans and $38 million to plans outside of the U.K.

Changes in Funded Status and Expense

The year-over-year change in the funded status of the Company's pension plans is impacted by the difference between actual and assumed results, particularly with regard to return on assets and changes in the discount rate, as well as the amount of Company contributions, if any.

Unrecognized actuarial losses at December 31, 2025, were approximately $1.4 billion and $3.9 billion for the U.S. plans and non-U.S. plans, respectively, compared with losses of $1.4 billion and $3.5 billion at December 31, 2024. The increase in the non-U.S. plans is primarily due to lower than expected returns on plan assets and the impact of foreign exchange, partially offset by increases in the discount rates used to measure plan liabilities.

In the past several years, the amount of unamortized losses has been significantly impacted, both positively and negatively, by actual asset performance and changes in discount rates. The discount rate used to measure plan liabilities in 2025 decreased for the Company's U.S. plans and increased for U.K. plans. The discount rate used to measure plan liabilities for both the Company's U.S and U.K. plans increased in 2024 and decreased in 2023. An increase in the discount rate decreases the measured plan benefit obligation, resulting in actuarial gains, while a decrease in the discount rate increases the measured plan obligation, resulting in actuarial losses. In 2025, the Company's defined benefit pension plan assets had gains of 8.0% and 2.9% in the U.S. and U.K., respectively, as compared to gains of 2.2% and losses of 5.0% in the U.S. and U.K., respectively, in 2024.

Overall, based on the measurement at December 31, 2025, other net benefit credits related to the Company's defined benefit pension plans are not expected to be materially different in 2026, compared to 2025.

The Company's accounting policies for its defined benefit pension plans, including the selection of and sensitivity to assumptions, are discussed in Management's Discussion of Critical Accounting Estimates. For additional information regarding the Company's retirement plans, refer to Note 1, Summary of Significant Accounting Policies, and Note 8, Retirement Benefits, in the notes to the consolidated financial statements.

Financing Cash Flows

Net cash used for financing activities was $4.6 billion in 2025, compared with $4.5 billion provided by financing activities in 2024.

Credit Facilities

The Company has a $3.5 billion multi-currency unsecured five-year revolving credit facility (the "Credit Facility") expiring October 2028. Borrowings under the Credit Facility bear interest at a rate per annum equal, at the Company's option, either at (a) the Secured Overnight Financing Rate ("SOFR") benchmark rate for U.S. dollar borrowings, or (b) a currency specific benchmark rate, plus an applicable margin which varies with the Company's credit ratings. The Company is required to maintain certain coverage and leverage ratios for the Credit Facility, which are evaluated quarterly.

The Credit Facility includes provisions for determining a benchmark replacement rate in the event existing benchmark rates are no longer available or in certain other circumstances, in which an alternative rate may be required. At December 31, 2025 and 2024, the Company had no borrowings under this facility.

The Company maintains other credit and overdraft facilities with various financial institutions aggregating $122 million and $123 million at December 31, 2025 and 2024, respectively. There were no outstanding borrowings under these facilities at December 31, 2025 and 2024.

The Company also has outstanding guarantees and letters of credit with various banks aggregating $150 million and $163 million at December 31, 2025 and 2024, respectively.

Debt

The Company has a $3.5 billion short-term debt financing program through the issuance of commercial paper. The proceeds from the issuance of commercial paper are used for general corporate purposes. The Company did not have any commercial paper outstanding at December 31, 2025 and 2024.

In March 2025, the Company repaid $500 million of 3.500% senior notes at maturity.

In November 2024, the Company issued $7.25 billion in senior notes as follows:

- $950 million 4.550% senior notes due 2027;
- $1 billion 4.650% senior notes due 2030;
- $1 billion 4.850% senior notes due 2031;
- $2 billion 5.000% senior notes due 2035;
- $500 million 5.350% senior notes due 2044;
- $1.5 billion 5.400% senior notes due 2055; and
- $300 million floating rate senior notes due 2027 (the "Floating Notes") collectively referred to as the "November 2024 Notes".

For the Floating Notes, interest is calculated based on a compounded SOFR benchmark rate plus 0.700%.

The Company used the net proceeds from the November 2024 Notes offering to fund, in part, the McGriff Transaction, including the payment of related fees and expenses, as well as for general corporate purposes.

In June 2024, the Company repaid $600 million of 3.500% senior notes at maturity. In March 2024, the Company repaid $1 billion of 3.875% senior notes at maturity.

In February 2024, the Company issued $500 million of 5.150% senior notes due 2034 and $500 million of 5.450% senior notes due 2054. The Company used the net proceeds from these issuances for general corporate purposes.

The Company's senior debt is currently rated A- by Standard & Poor's ("S&P"), A3 by Moody's, and A- by Fitch. The Company's short-term debt is currently rated A-2 by S&P, P-2 by Moody's, and F-2 by Fitch. The Company carries a Stable outlook with S&P, Moody's and Fitch.

Bridge Loan Commitment Letter

In connection with the McGriff Transaction, on September 29, 2024, the Company entered into a Bridge Loan Commitment Letter (the "Commitment Letter") to provide the Company under a 364-day unsecured bridge term loan facility in an amount not to exceed $7.75 billion (the "Bridge Loan Facility"). The Company paid approximately $23 million of customary upfront fees related to the Commitment Letter, amortized as interest expense. On November 8, 2024, the Company issued $7.25 billion of senior notes and terminated the Commitment Letter. The Bridge Loan Facility agreement is discussed in more detail in Note 13, Debt, in the notes to the consolidated financial statements.

Share Repurchases

The Company has a share repurchases program authorized by the Board of Directors.

In November 2025, the Board of Directors authorized an increase in the Company's share repurchase program, which supersedes any prior authorization, allowing management to buy back up to $6 billion of the Company's common stock.

In 2025, the Company repurchased 10.1 million shares of its common stock for $2.0 billion. At December 31, 2025, the Company remained authorized by the Board of Directors to repurchase up to approximately $5.7 billion in shares of its common stock. There is no time limit on the authorization.

In 2024, the Company repurchased 4.3 million shares of its common stock for $900 million.

Dividends

The Company paid dividends on its common stock shares of $1.7 billion ($3.43 per share) in 2025, as compared with $1.5 billion ($3.05 per share) in 2024.

In January 2026, the Board of Directors of the Company declared a quarterly dividend of $0.900 per share on outstanding common stock, payable in February 2026.

Contingent Payments Related To Acquisitions

The classification of contingent consideration in the consolidated statements of cash flows is dependent upon whether the receipt, payment or adjustment was part of the initial liability established on the acquisition date (financing) or an adjustment to the acquisition date liability (operating).

The following amounts are included in the consolidated statements of cash flows as operating and financing activities:

For the Years Ended December 31, (In millions)	2025		2024		2023
Operating:					
Contingent consideration payments for prior year acquisitions	$ (28)	$	(92)	$	(41)
Receipt of contingent consideration for dispositions	—		—		1
Acquisition/disposition related net charges for adjustments	65		15		29
Adjustments and payments related to contingent consideration	$ 37	$	(77)	$	(11)
Financing:					
Contingent consideration for prior year acquisitions	$ (13)	$	(74)	$	(135)
Deferred consideration for prior year acquisitions	(54)		(39)		(67)
Payments of deferred and contingent consideration for acquisitions	$ (67)	$	(113)	$	(202)
Receipt of contingent consideration for dispositions	$ —	$	1	$	2

For acquisitions completed in 2025 and in prior years, remaining estimated future contingent payments of $268 million, and deferred consideration payments of $169 million, are recorded in accounts payable and accrued liabilities or other liabilities in the consolidated balance sheets at December 31, 2025.

Derivatives - Net Investment Hedge

The Company has investments in various subsidiaries with Euro functional currencies. As a result, the Company is exposed to the risk of fluctuations between the Euro and U.S. dollar exchange rates. As part of its risk management program, the Company designated its €1.1 billion senior note debt instruments ("Euro notes") as a net investment hedge (the "hedge") of its Euro denominated subsidiaries. The hedge effectiveness is re-assessed each quarter to confirm that the designated equity balance at the beginning of each period continues to equal or exceed 80% of the outstanding balance of the Euro debt instrument and that all the critical terms of the hedging instrument and the hedged net investment continue to match. If the hedge is highly effective, the change in the debt balance related to foreign exchange fluctuations is recorded in accumulated other comprehensive loss in the consolidated balance sheets.

The U.S. dollar value of the Euro notes increased by $149 million in 2025 due to the change in foreign exchange rates. The Company concluded that the hedge was highly effective and recorded an increase to accumulated other comprehensive loss for the year ended December 31, 2025.

Fiduciary Liabilities

Since fiduciary assets are not available for corporate use, fiduciary assets are shown separately in the consolidated balance sheets as cash and cash equivalents held in a fiduciary capacity, with a corresponding amount in current liabilities. Financing cash flows reflect an decrease of $382 million in 2025 and a increase of $411 million in 2024 related to fiduciary liabilities.

Investing Cash Flows

Net cash used for investing activities amounted to $845 million in 2025, compared with $8.8 billion used for investing activities in 2024.

The Company paid $652 million and $8.5 billion, net of cash, cash equivalents and cash and cash equivalents held in a fiduciary capacity acquired, for acquisitions in 2025 and 2024, respectively. The outflow of funds in 2025 related primarily to the acquisition of the three Hawaii-based insurance brokerages, Atlas Insurance Agency, Inc., Pyramid Insurance Centre, Ltd., and NMF Insurance, Inc., for $324 million. The outflow of funds in 2024 related primarily to the acquisition of McGriff, where the Company paid $7.0 billion in cash consideration. The remaining outflow of funds in 2024 related primarily to the acquisitions of Cardano, the Horton Group, and Fisher Brown Bottrell Insurance Inc., for $466 million, $384 million and $321 million, respectively.

In the first quarter of 2025, the Company sold Marsh McLennan Agency's ("MMA") Technology Consulting and Administrative Solutions ("TCAS") business for approximately $25 million, and recorded a gain of $15 million, which is included in revenue in the consolidated statements of income.

In 2024, the Company received cash proceeds from dispositions of $135 million, partially offset by $46 million primarily related to cash and cash equivalents held in fiduciary capacity in the disposed businesses. The Company sold its Mercer U.K. pension administration and U.S. health and benefits administration businesses on January 1, 2024, for approximately $120 million, comprised of cash proceeds of $30 million and deferred consideration of $90 million. The Company received $78 million of deferred consideration in 2024.

The Company's additions to fixed assets and capitalized software amounted to $291 million and $316 million in 2025 and 2024, respectively, related primarily to software development costs, the refurbishing and modernizing of office facilities, and technology equipment purchases.

Cash from the sale of long-term investments in 2025 is primarily due to the disposal of an investment in a unit trust fund, which was acquired in 2024.

Cash used for long-term investments in 2025 is due to investments in private equity funds. At December 31, 2025, the Company has commitments for potential future investments of approximately $101 million in private equity funds that invest primarily in financial services companies.

Commitments and Obligations

The following sets forth the Company's future contractual obligations by type at December 31, 2025:

			Payment due by Period		
(In millions)	Total	Within 1 Year	1-3 Years	4-5 Years	After 5 Years
Current portion of long-term debt	$ 1,267	$ 1,267	$ —	$ —	$ —
Long-term debt	18,477	—	1,292	3,945	13,240
Interest on long-term debt	12,988	893	1,686	1,502	8,907
Net operating leases	2,118	393	640	432	653
Service agreements	679	338	213	128	—
Other long-term obligations (a)	538	241	227	69	1
Total	$ 36,067	$ 3,132	$ 4,058	$ 6,076	$ 22,801

(a) Primarily reflects future payments of deferred and contingent purchase consideration.

The table does not include the liability for unrecognized tax benefits of $109 million as the Company is unable to reasonably predict the timing of settlement of these liabilities, other than approximately $59 million that may become payable within one year. The table also does not include the remaining transitional tax payments related to the Tax Cuts and Jobs Act (the "TCJA") of $13 million, which will be paid in 2026.

Management's Discussion of Critical Accounting Estimates

Management makes estimates and judgments that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Management considers the following policies to be critical to understanding the Company's financial statements because their application places the most significant demands on management's judgment and requires management to make estimates about the effect of matters that are inherently uncertain. Actual results may differ from those estimates.

Revenue Recognition

In the Risk and Insurance Services segment, management makes judgments related to the amount of variable revenue consideration to ultimately be received on placement of quota share reinsurance treaties and contingent commission from insurers. Management also makes judgments and estimates to measure the progress toward completing performance obligations and realization rates for consideration related to contracts as well as potential performance-based fees in the Consulting segment.

The Company capitalizes the incremental costs to obtain contracts primarily related to commissions or sales bonus payments. These deferred costs are amortized over the expected life of the underlying customer relationships. The Company also capitalizes certain pre-placement costs that are considered fulfillment costs that are amortized at a point in time when the associated revenue is recognized.

Refer to Note 2, Revenue, in the notes to the consolidated financial statements for additional information.

Legal and Other Loss Contingencies

The Company and its subsidiaries are subject to numerous claims, lawsuits and proceedings including claims for errors and omissions ("E&O"). The Company records a liability when a loss is both probable and reasonably estimable which requires significant management judgment. The Company utilizes case level reviews by inside and outside counsel, an internal actuarial analysis by Marsh Management Consulting, a subsidiary of the Company, and other methods to estimate potential losses. The liability is reviewed quarterly and adjusted based on claims developments. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because the Company is unable, at present time, to make a determination that a loss is both probable and reasonably estimable. Given the unpredictability of E&O claims and of litigation that could arise from such claims, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's businesses, results of operations, financial condition or cash flows in a given quarterly or annual period.

In addition, to the extent that insurance coverage is available, significant management judgment is required to determine the amount of recoveries that are probable of collection under the Company's various insurance programs.

Retirement Benefits

The Company maintains qualified and non-qualified defined benefit pension and defined contribution plans for its eligible U.S. employees and a variety of defined benefit and defined contribution plans for its eligible non-U.S. employees. The Company's policy for funding its tax-qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in the U.S. and applicable foreign laws.

The Company recognizes the funded status of its over-funded defined benefit pension and retiree medical plans as a net benefit plan asset and its unfunded and underfunded plans as a net benefit plan liability. The gains or losses and prior service costs or credits that have not been recognized as components of net benefit (credit) cost are recorded as a component of Accumulated Other Comprehensive Income ("AOCI"), net of tax, in the Company's consolidated balance sheets. The gains and losses that exceed specified corridors in accordance with accounting guidance, of the greater of the projected benefit obligation or the market-related value of plan assets, are amortized prospectively out of AOCI over a period that approximates the remaining life expectancy of participants in plans where substantially all participants are inactive or the average remaining service period of active participants for plans with active participants. The vast majority of unrecognized losses relate to inactive plans and are amortized over the remaining life expectancy of the participants.

The determination of net periodic benefit (credit) cost is based on a number of assumptions, including an expected long-term rate of return on plan assets, the discount rate, mortality and assumed rate of salary increase. The assumptions used in the calculation of net periodic benefit (credit) cost and pension liabilities are disclosed in Note 8, Retirement Benefits, in the notes to the consolidated financial statements.

The long-term rate of return on plan assets assumption is determined for each plan based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of each plan's assets. The Company utilizes a model developed by Mercer, a subsidiary of the Company, to assist in the determination of this assumption. The model takes into account several factors, including: actual and target portfolio allocation, investment, administrative and trading expenses incurred directly by the plan trust, historical portfolio performance, relevant forward-looking economic analysis, and expected returns, variances and correlations for different asset classes. These measures are used to determine probabilities using standard statistical techniques to calculate a range of expected returns on the portfolio.

The target asset allocation for the U.S. plans is 50% equities and equity alternatives and 50% fixed income. At the end of 2025, the actual allocation for the U.S. plans was 50% equities and equity alternatives and 50% fixed income. The target asset allocation for the U.K. plans, which comprise approximately 78% of non-U.S. plan assets, is 7% equities and equity alternatives and 93% fixed income. At the end of 2025, the actual allocation for the U.K. plans was 8% equities and equity alternatives and 92% fixed income.

The discount rate selected for each U.S. plan is based on a model bond portfolio with coupons and redemptions that closely match the expected liability cash flows from the plan. Discount rates for non-U.S. plans are based on appropriate bond indices adjusted for duration. In the U.K., the plan duration is reflected using the Mercer yield curve.

The following table shows the weighted average assumed rate of return and the discount rate at the December 31, 2025 measurement date used to measure pension expense in 2026 for the total Company, the U.S. and the Rest of World ("ROW").

	Total Company	U.S.	ROW
Assumed rate of return on plan assets	5.94 %	6.50 %	5.68 %
Discount rate	5.39 %	5.61 %	5.25 %

Holding all other assumptions constant, a 0.5 percentage point change in the rate of return on plan assets and discount rate assumptions would affect net periodic benefit (credit) cost for the U.S. and U.K. plans, which together comprise approximately 83% of total pension plan liabilities, as follows:

	0.5 Percentage Point Increase		0.5 Percentage Point Decrease	
(In millions)	U.S.	U.K.	U.S.	U.K.
Assumed rate of return on plan assets	$ (22)	$ (41)	$ 22	$ 41
Discount rate	$ —	$ (1)	$ (1)	$ 1

The impact of discount rate changes relates to the increase or decrease in actuarial gains or losses being amortized through net periodic benefit (credit) cost, as well as the increase or decrease in interest expense, with all other facts and assumptions held constant. It does not contemplate nor include potential future impacts a change in the interest rate environment and discount rates might cause, such as the impact on the market value of the plans' assets. In addition, the assumed return on plan assets would likely be impacted by changes in the interest rate environment and other factors, including equity valuations, since these factors reflect the starting point used in the Company's projection models. For example, a reduction in interest rates may result in a reduction in the assumed return on plan assets. Changing the discount rate and leaving the other assumptions constant, may also not be representative of the impact on expense, because the long-term rates of inflation and salary increases are often correlated with the discount rate. Changes in these assumptions will not necessarily have a linear impact on the net periodic benefit (credit) cost.

The Company contributes to certain health care and life insurance benefits provided to its retired employees. The cost of these post-retirement benefits for employees in the U.S. is accrued during the period up to the date employees are eligible to retire but is funded by the Company as incurred. The key assumptions and sensitivity to changes in the assumed health care cost trend rate are discussed in Note 8, Retirement Benefits, in the notes to the consolidated financial statements.

Income Taxes

Significant judgment is required in determining the annual effective tax rate and in evaluating uncertain tax positions. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process:

- First, the Company determines whether it is more-likely-than-not a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements.

- The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate resolution with a taxing authority. Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period and involve significant management judgment. Subsequent changes in judgment based upon new information may lead to changes in recognition, de-recognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company's accounting policy follows the portfolio approach that leaves stranded income tax effects in accumulated other comprehensive income.

Certain items are included in the Company's tax returns at different times than the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the tax returns. Some of these differences are permanent, such as non-deductible expenses, and some differences are temporary and reverse over time, such as depreciation expense.

Temporary differences create deferred tax assets and liabilities, which are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which cash tax payments have been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which a benefit has already been recorded in the financial statements.

The Company evaluates all significant available positive and negative evidence, including the existence of losses in recent years and its forecast of future taxable income by jurisdiction, in assessing the need for a valuation allowance against deferred tax assets. The Company also considers tax planning strategies that would result in realization of deferred tax assets, and the presence of taxable income in prior period tax filings in jurisdictions that allow for the carry back of tax attributes pursuant to the applicable tax law. The underlying assumptions the Company uses in forecasting future taxable income require significant judgment and take into account the Company's recent performance. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which temporary differences or carry-forwards are deductible or creditable. Valuation allowances are established for deferred tax assets when it is estimated that it is more-likely-than-not that future taxable income will be insufficient to fully use a deduction or credit in that jurisdiction.

Fair Value Determinations

Goodwill Impairment Testing – The Company is required to assess goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company performs the annual impairment assessment for each of its reporting units during the third quarter of each year. The reporting unit level is defined as the same level as the Company's operating segments. In accordance with applicable accounting guidance, a company can assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. Alternatively, the Company may elect to proceed directly to the quantitative goodwill impairment test.

In 2025, the Company performed a qualitative impairment assessment. As part of its assessment, the Company considered numerous factors, including:

- that the fair value of each reporting unit exceeds its carrying value by a substantial margin based on its most recent quantitative assessment in 2023;

- whether significant acquisitions or dispositions occurred which might alter the fair value of its reporting units;

- macroeconomic conditions and their potential impact on reporting unit fair values;

- actual performance compared with budget and prior projections used in its estimation of reporting unit fair values;

- industry and market conditions; and

- the year-over-year change in the Company's share price.

The Company completed its qualitative assessment in the third quarter of 2025, updated for significant considerations at year-end, and concluded that goodwill was not impaired.

Purchase Price Allocation

Assets acquired and liabilities assumed, including contingent consideration, as part of a business acquisition are generally recorded at their fair value at the date of acquisition. The excess of purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Determining fair value of identifiable assets, particularly intangibles, and liabilities acquired also requires management to make estimates, which are based on all available information and in some cases assumptions with respect to the timing and amount of future revenues and expenses associated with an asset. These estimates directly impact the amount of identified intangible assets recognized and the related amortization expense in future periods.

New Accounting Pronouncements

Note 1, Summary of Significant Accounting Policies, in the notes to the consolidated financial statements contains a summary of the Company's significant accounting policies, including a discussion of recently issued accounting pronouncements and their impact or potential future impact on the Company's financial results, if determinable, under the sub-heading "New Accounting Pronouncements."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market Risk and Credit Risk

Certain of the Company's revenues, expenses, assets and liabilities are exposed to the impact of interest rate changes and fluctuations in foreign currency exchange rates and equity markets.

Interest Rate Risk and Credit Risk

Interest income generated from the Company's cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity will vary with the general level of interest rates.

The Company had the following investments subject to variable interest rates:

For the Years Ended December 31, (In millions)	2025	2024
Cash and cash equivalents	$ 2,687	$ 2,398
Cash and cash equivalents held in a fiduciary capacity	$ 11,473	$ 11,276

Based on the above balances at December 31, 2025, if short-term interest rates increased or decreased by 10%, or 31 basis points for the year 2026, annual interest income, including interest earned on cash and cash equivalents held in a fiduciary capacity, would increase or decrease by approximately $44 million. At December 31, 2024, a change in short-term interest rates of 10%, or 41 basis points, would have increased or decreased interest income by approximately $56 million. The change in interest rate risk at December 31, 2025 is due to lower interest rates compared to the prior year.

Changes in interest rates can also affect the discount rate and assumed rate of return on plan assets, two of the assumptions among several others used to measure net periodic pension cost. The assumptions used to measure plan assets and liabilities are typically assessed at the end of each year, and determine the expense for the subsequent year. Assumptions used to determine net periodic cost for 2026 are discussed in Note 8, Retirement Benefits, in the notes to the consolidated financial statements. For a discussion on pension expense sensitivity to changes in these rates, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations - Management's Discussion of Critical Accounting Policies and Estimates - Retirement Benefits" section included in this report.

In addition to interest rate risk, our cash investments and fiduciary cash investments are subject to potential loss of value due to counter-party credit risk. To minimize this risk, the Company and its subsidiaries invest pursuant to a Board-approved investment policy. The policy mandates the preservation of principal and liquidity and requires broad diversification with counter-party limits assigned based primarily on credit rating and type of investment. The Company carefully monitors its cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity, and will further restrict the portfolio as appropriate to market conditions. The majority of cash, cash equivalents and cash and cash equivalents held in a fiduciary capacity are invested in short-term bank deposits and liquid money market funds.

Foreign Currency Risk

The translated values of revenue and expense from the Company's international operations are subject to fluctuations due to changes in currency exchange rates. The non-U.S. based revenue that is exposed to foreign exchange fluctuations is approximately 51% of total revenue. We periodically use forward contracts and options to limit foreign currency exchange rate exposure on net income and cash flows for specific, clearly defined transactions arising in the ordinary course of business. Although the Company has significant revenue generated in foreign locations which is subject to foreign exchange rate fluctuations, in most cases both the foreign currency revenue and expense are in the functional currency of the foreign location. As such, under normal circumstances, the U.S. dollar translation of both the revenue and expense, as well as the potentially offsetting movements of various currencies against the U.S. dollar, generally tend to mitigate the impact on net operating income of foreign currency risk.

However, there have been periods where the impact was not mitigated due to external market factors, and external macroeconomic events may result in greater foreign exchange rate fluctuations in the future. If foreign exchange rates of major currencies (Euro, British Pound, Australian dollar and Canadian dollar) moved 10% in the same direction against the U.S. dollar compared with the foreign exchange rates in 2025, the Company estimates net operating income would increase or decrease by approximately $109 million. The corresponding increase or decrease in net operating income in 2024 was estimated at $93 million.

The Company has exposure to approximately 80 foreign currencies overall. In Continental Europe, the largest amount of revenue from renewals for the Risk and Insurance Services segment occurs in the first quarter.

Equity Price Risk

The Company has investments in certain private equity funds as well as in public and private companies of approximately $301 million that are accounted for using the equity method of accounting. The Company also holds investments of approximately $24 million that are valued using readily determinable fair values and approximately $17 million of investments without readily determinable fair values. The Company's investments are subject to risk of decline in market value, which, if determined to be other than temporary, could result in realized impairment losses. The Company periodically reviews the carrying value of such investments to determine if any valuation adjustments are appropriate under the applicable accounting pronouncements.

Other

A number of lawsuits and regulatory proceedings are pending. Refer to Note 16, Claims, Lawsuits and Other Contingencies, in the notes to the consolidated financial statements included in this report.

Item 8.   Financial Statements and Supplementary Data.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

(In millions, except per share data)		**2025**		2024		2023
Revenue	$	**26,981**	$	24,458	$	22,736
Expense:						
Compensation and benefits		**15,577**		13,996		13,099
Other operating expenses		**5,181**		4,645		4,355
Operating expenses		**20,758**		18,641		17,454
Operating income		**6,223**		5,817		5,282
Other net benefits credits		**194**		268		239
Interest income		**48**		83		78
Interest expense		**(960)**		(700)		(578)
Investment income		**34**		12		5
Income before income taxes		**5,539**		5,480		5,026
Income tax expense		**1,305**		1,363		1,224
Net income before non-controlling interests		**4,234**		4,117		3,802
Less: Net income attributable to non-controlling interests		**74**		57		46
Net income attributable to the Company	$	**4,160**	$	4,060	$	3,756
Net income per share attributable to the Company						
– Basic	$	**8.48**	$	8.26	$	7.60
– Diluted	$	**8.43**	$	8.18	$	7.53
Average number of shares outstanding						
– Basic		**491**		492		494
– Diluted		**494**		496		499
Shares outstanding at December 31,		**485**		491		492

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, *(In millions)*		**2025**		2024		2023
Net income before non-controlling interests	$	**4,234**	$	4,117	$	3,802
Other comprehensive (loss) income, before tax:						
Foreign currency translation adjustments		**1,075**		(613)		389
(Loss) gain related to pension and post-retirement plans		**(389)**		(400)		(503)
Other comprehensive (loss) income, before tax		**686**		(1,013)		(114)
Income tax (credit) expense on other comprehensive (loss) income		**(125)**		(68)		(133)
Other comprehensive (loss) income, net of tax		**811**		(945)		19
Comprehensive income		**5,045**		3,172		3,821
Less: Comprehensive income attributable to non-controlling interests		**74**		57		46
Comprehensive income attributable to the Company	$	**4,971**	$	3,115	$	3,775

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31,

(In millions, except share data)		2025		2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	2,687	$	2,398
Cash and cash equivalents held in a fiduciary capacity		11,473		11,276
Receivables				
Commissions and fees		7,015		6,533
Advanced premiums and claims		67		84
Other		750		706
		7,832		7,323
Less – allowance for credit losses		(162)		(167)
Net receivables		7,670		7,156
Other current assets		1,370		1,287
Total current assets		23,200		22,117
Goodwill		24,337		23,306
Other intangible assets		4,746		4,820
Fixed assets, net		829		859
Pension related assets		2,140		1,914
Right of use assets		1,460		1,498
Deferred tax assets		212		237
Other assets		1,786		1,730
	$	58,710	$	56,481
LIABILITIES AND EQUITY				
Current liabilities:				
Short-term debt	$	1,267	$	519
Accounts payable and accrued liabilities		3,652		3,402
Accrued compensation and employee benefits		3,962		3,620
Current lease liabilities		333		325
Accrued income taxes		373		376
Fiduciary liabilities		11,473		11,276
Total current liabilities		21,060		19,518
Long-term debt		18,320		19,428
Pension, post-retirement and post-employment benefits		786		840
Long-term lease liabilities		1,529		1,590
Liability for errors and omissions		288		305
Other liabilities		1,412		1,265
Commitments and contingencies		—		—
Equity:				
Preferred stock, $1 par value, authorized 6,000,000 shares, none issued		—		—
Common stock, $1 par value, authorized 1,600,000,000 shares, issued 560,641,640 shares at December 31, 2025 and 2024		561		561
Additional paid-in capital		1,547		1,370
Retained earnings		27,767		25,306
Accumulated other comprehensive loss		(5,429)		(6,240)
Non-controlling interests		215		193
		24,661		21,190
Less – treasury shares, at cost, 75,783,063 shares at December 31, 2025 and 69,239,488 shares at December 31, 2024		(9,346)		(7,655)
Total equity		15,315		13,535
	$	58,710	$	56,481

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,
(In millions)

	2025	2024	2023
Operating cash flows:			
Net income before non-controlling interests	$ 4,234	$ 4,117	$ 3,802
Adjustments to reconcile net income provided by operations:			
Depreciation and amortization of fixed assets and capitalized software	361	369	370
Amortization of intangible assets	549	377	343
Non-cash lease expense	295	280	288
Adjustments and payments related to contingent consideration assets and liabilities	37	(77)	(11)
Gain on consolidation of entity	(13)	—	—
Net (gain) on investments	(34)	(9)	(5)
Net (gain) loss on disposition of assets	(13)	(48)	16
Share-based compensation expense	394	368	363
Changes in assets and liabilities:			
Net receivables	(128)	(467)	(467)
Other assets	(143)	(217)	(154)
Accrued compensation and employee benefits	242	92	195
Provision for taxes, net of payments and refunds	12	123	105
Contributions to pension and other benefit plans in excess of current year credit	(259)	(352)	(335)
Other liabilities	93	55	64
Operating lease liabilities	(335)	(309)	(316)
Net cash provided by (used for) operations	**5,292**	**4,302**	**4,258**
Financing cash flows:			
Purchase of treasury shares	(2,012)	(900)	(1,150)
Issuance of commercial paper with maturity greater than 90 days	—	—	146
Repayment of commercial paper with maturity greater than 90 days	—	—	(146)
Proceeds from issuance of debt	—	8,170	2,169
Repayments of debt	(519)	(1,617)	(266)
Payment of bridge loan commitment fees	—	(23)	—
Purchase of non-controlling interests	—	(7)	(139)
Shares withheld for taxes on vested units – treasury shares	(148)	(180)	(148)
Issuance of common stock from treasury shares	250	264	199
Payments of deferred and contingent consideration for acquisitions	(67)	(113)	(202)
Receipts of deferred and contingent consideration for dispositions	—	3	2
Distributions of non-controlling interests	(57)	(40)	(31)
Dividends paid	(1,699)	(1,513)	(1,298)
Change in fiduciary liabilities	(382)	411	(255)
Net cash provided by (used for) financing activities	**(4,634)**	**4,455**	**(1,119)**
Investing cash flows:			
Capital expenditures	(291)	(316)	(416)
Purchases of long-term investments	(26)	(108)	(57)
Sales of long-term investments	100	55	38
Dispositions	22	89	(17)
Acquisitions, net of cash and cash held in a fiduciary capacity acquired	(652)	(8,542)	(976)
Other, net	2	1	11
Net cash provided by (used for) investing activities	**(845)**	**(8,821)**	**(1,417)**
Effect of exchange rate changes on cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity	673	(414)	328
Increase (decrease) in cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity	486	(478)	2,050
Cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity at beginning of year	13,674	14,152	12,102
Cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity at end of year	$ 14,160	$ 13,674	$ 14,152

Reconciliation of cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity to the Consolidated Balance Sheets			
Balance at December 31,	**2025**	**2024**	**2023**
(In millions)			
Cash and cash equivalents	$ 2,687	$ 2,398	$ 3,358
Cash and cash equivalents held in a fiduciary capacity	11,473	11,276	10,794
Total cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity	$ 14,160	$ 13,674	$ 14,152

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31,

(In millions, except per share data)	**2025**		2024		2023	
COMMON STOCK						
Balance, beginning and end of year	$	**561**	$	561	$	561
ADDITIONAL PAID-IN CAPITAL						
Balance, beginning of year	$	**1,370**	$	1,242	$	1,179
Change in accrued stock compensation costs		**38**		38		56
Issuance of shares under stock compensation plans and employee stock purchase plans		**139**		94		75
Purchase of non-controlling interest		**—**		(4)		(68)
Balance, end of year	$	**1,547**	$	1,370	$	1,242
RETAINED EARNINGS						
Balance, beginning of year	$	**25,306**	$	22,759	$	20,301
Net income attributable to the Company		**4,160**		4,060		3,756
Dividend equivalents declared and paid – (per share amounts: $3.43 in 2025, $3.05 in 2024, and $2.60 in 2023)		**(14)**		(14)		(13)
Dividends declared and paid – (per share amounts: $3.43 in 2025, $3.05 in 2024, and $2.60 in 2023)		**(1,685)**		(1,499)		(1,285)
Balance, end of year	$	**27,767**	$	25,306	$	22,759
ACCUMULATED OTHER COMPREHENSIVE LOSS						
Balance, beginning of year	$	**(6,240)**	$	(5,295)	$	(5,314)
Other comprehensive income (loss), net of tax		**811**		(945)		19
Balance, end of year	$	**(5,429)**	$	(6,240)	$	(5,295)
TREASURY SHARES						
Balance, beginning of year	$	**(7,655)**	$	(7,076)	$	(6,207)
Issuance of shares under stock compensation plans and employee stock purchase plans		**321**		322		286
Purchase of treasury shares		**(2,012)**		(901)		(1,155)
Balance, end of year	$	**(9,346)**	$	(7,655)	$	(7,076)
NON-CONTROLLING INTERESTS						
Balance, beginning of year	$	**193**	$	179	$	229
Net income attributable to non-controlling interests		**74**		57		46
Net non-controlling interests acquired (disposed)		**6**		(7)		(70)
Distributions and other changes		**(58)**		(36)		(26)
Balance, end of year	$	**215**	$	193	$	179
TOTAL EQUITY	$	**15,315**	$	13,535	$	12,370

The accompanying notes are an integral part of these consolidated statements.

1. Summary of Significant Accounting Policies

Nature of Operations: Marsh & McLennan Companies, Inc., and its consolidated subsidiaries (the "Company" or "Marsh") is a global professional services firm in the areas of risk, reinsurance and capital, people and investments, and management consulting.

Effective January 14, 2026, the Company updated its brand name from Marsh McLennan to Marsh and the brand names of Marsh and Oliver Wyman Group businesses to Marsh Risk and Marsh Management Consulting, respectively. References to the Company and its businesses in the consolidated financial statements reflect these changes. Mercer and Guy Carpenter will continue to report under their current brands through a transition period.

The changes to the brand names had no impact on the Company's operating and reporting segments.

The Company is organized based on the different services that it offers. Under this structure, the Company's two business segments are Risk and Insurance Services and Consulting.

The Risk and Insurance Services segment ("RIS") includes risk management activities and insurance/reinsurance broking and services conducted through Marsh Risk and Guy Carpenter. Marsh Risk is an insurance broker and risk advisor, offering risk management, insurance broking, insurance program management, risk consulting, analytical modeling and alternative risk financing services, to a wide range of businesses, government entities, professional service organizations and individuals. Guy Carpenter, the Company's reinsurance intermediary and advisor, provides specialized reinsurance broking, strategic advisory and actuarial services, and analytics solutions.

The Consulting segment includes health, wealth and career advice, solutions and products, and specialized management, strategic, economic and brand consulting services conducted through Mercer and Marsh Management Consulting. Mercer delivers advice, solutions and products that help organizations meet the health, wealth and career needs of a changing workforce. Marsh Management Consulting offers management consulting and advisory services across various industries.

Acquisition of McGriff

On November 15, 2024, the Company completed the acquisition of McGriff Insurance Services, LLC ("McGriff"), an affiliate of TIH Insurance Holdings (the "McGriff Transaction").

The Company's results in 2025 include the results of operations of McGriff in Marsh Risk, in the Risk and Insurance Services segment. McGriff's results of operations for the period November 15, 2024 through December 31, 2024 were included in the Company's results of operations for 2024. As of November 15, 2024, the historical McGriff business was combined into the Company's operations and the Company assumed the assets and legal liabilities of McGriff.

Principles of Consolidation: The accompanied consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and in accordance with accounting principles generally accepted in the United States (U.S.). The consolidated financial statements include all wholly-owned and majority-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Revenue: The Company provides detailed discussion regarding its revenue policies in Note 2, Revenue.

Cash and Cash Equivalents: Cash and cash equivalents primarily consist of certificates of deposit and time deposits, with original maturities of three months or less, and money market funds. The estimated fair value of the Company's cash and cash equivalents approximates their carrying value.

The Company is required to maintain operating funds primarily related to regulatory requirements outside of the U.S. or as collateral under captive insurance arrangements. At December 31, 2025, the Company maintained $553 million, compared to $455 million at December 31, 2024 related to these regulatory requirements.

Fixed Assets: Fixed assets are stated at cost less accumulated depreciation and amortization. Expenditures for improvements are capitalized. Upon sale or retirement of an asset, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in income. Expenditures for maintenance and repairs are charged to operations as incurred.

Buildings, building improvements, furniture, and equipment are depreciated on a straight-line basis over the estimated useful lives of these assets. Furniture and equipment are depreciated over periods ranging from 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the periods covered by the applicable leases or the estimated useful life of the improvement, whichever is less. Buildings are depreciated over periods ranging from 30 to 40 years. The Company periodically reviews long-lived assets for impairment whenever events or changes indicate that the carrying value of assets may not be recoverable.

The components of fixed assets are as follows:

December 31, (In millions)		2025		2024
Furniture and equipment	$	710	$	696
Land and buildings		363		364
Leasehold and building improvements		1,425		1,337
		2,498		2,397
Less: accumulated depreciation and amortization		(1,669)		(1,538)
Fixed assets, net	$	829	$	859

Investments: The caption "Investment income" in the consolidated statements of income comprises realized and unrealized gains and losses from investments recognized in earnings. It includes, when applicable, other than temporary declines in the value of securities, mark-to-market increases or decreases in equity investments with readily determinable fair values and equity method gains or losses on the Company's investments in private equity funds.

The Company holds investments in private equity funds. Investments in private equity funds are accounted for in accordance with the equity method of accounting using a consistently applied three-month lag period adjusted for any known significant changes from the lag period to the reporting date of the Company. The underlying private equity funds follow investment company accounting, where investments within the fund are carried at fair value. Investment gains or losses for its proportionate share of the change in fair value of the funds are recorded in earnings. Investments accounted for in accordance with the equity method of accounting are included in other assets in the consolidated balance sheets.

The Company recorded net investment income of $34 million, $12 million, and $5 million in 2025 , 2024 and in 2023, respectively.

Goodwill and Other Intangible Assets: Goodwill represents acquisition costs in excess of the fair value of net assets acquired. Goodwill is assessed at least annually for impairment. The Company performs an annual impairment test for each of its reporting units during the third quarter of each year. A company can assess qualitative factors to determine whether it is necessary to perform a goodwill impairment test.

Alternatively, a company may elect to proceed directly to the quantitative goodwill impairment test. When a quantitative test is performed, fair values of the reporting units are estimated using either a market approach or a discounted cash flow model. Carrying values for the reporting units are based on balances at the prior quarter-end and include directly identified assets and liabilities as well as an allocation of those assets and liabilities not recorded at the reporting unit level.

Other intangible assets, which primarily consist of acquired customer lists that are not deemed to have an indefinite life, are amortized over their estimated lives, typically ranging from 10 to 15 years, and assessed for impairment upon the occurrence of certain triggering events in accordance with applicable accounting literature.

The Company had no indefinite lived identified intangible assets at December 31, 2025 and 2024.

Retirement Benefits: The Company maintains qualified and non-qualified defined benefit pension plans for its U.S. and non-U.S. eligible employees. The Company's policy for funding its tax qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth by U.S. law and the laws of the non-U.S. jurisdictions in which the Company offers defined benefit plans. The net benefit (credit) cost of the Company's defined benefit plans is measured on an actuarial basis using various methods and assumptions.

The Company uses actuaries from Mercer, a subsidiary of the Company, to perform valuations of its pension plans. The long-term rate of return on plan assets assumption is determined for each plan based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of each plan's assets. The Company utilizes a model developed by the Mercer actuaries to assist in the determination of this assumption. The model takes into account several factors, including: actual and target portfolio allocation; investment, administrative and trading expenses incurred directly by the plan trust; historical portfolio performance; relevant forward-looking economic analysis; and expected returns, variances and correlations for different asset classes. These measures are used to determine probabilities using standard statistical techniques to calculate a range of expected returns on the portfolio. Generally, the Company does not adjust the rate of return assumption from year to year if, at the measurement date, it is within the range between the 25th and 75th percentile of the expected long-term annual returns. Historical long-term average asset returns of the most significant plans are also reviewed to determine whether they are consistent and reasonable compared with the rate selected. The expected return on plan assets is determined by applying the assumed long-term rate of return to the market-related value of plan assets. This market-related value recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future market-related value of the assets will be impacted as previously deferred gains or losses are reflected. The Company reviews its actuarial assumptions on an annual basis and modifies these assumptions based on current rates and trends.

The funded status of the Company's pension plans is recorded in the consolidated balance sheets and provides for a delayed recognition of actuarial gains or losses arising from changes in the projected benefit obligation due to changes in the assumed discount rates, differences between the actual and expected value of plan assets and other assumption changes. The unrecognized pension plan actuarial gains or losses and prior service costs not yet recognized in net periodic benefit (credit) cost are recognized in Accumulated Other Comprehensive Income (Loss) ("AOCI"), net of tax. These gains and losses are amortized prospectively out of AOCI over a period that approximates the remaining life expectancy of participants in plans where substantially all participants are inactive, or the average remaining service period of active participants for plans with active participants. The vast majority of unrecognized losses relate to inactive plans and are amortized over the remaining life expectancy of the participants.

The discount rate selected for each U.S. plan is based on a model bond portfolio with coupons and redemptions that closely match the expected liability cash flows from the plan. Discount rates for non-U.S. plans are based on appropriate bond indices adjusted for duration. In the United Kingdom (U.K.), the plan duration is reflected using the Mercer yield curve.

Defined Benefit Pension Plans in the U.K. and certain other countries allow participants an option for the payment of a lump sum distribution from plan assets before retirement in full satisfaction of the retirement benefits due to the participant as well as any survivor's benefit. The Company's policy is to treat these lump sum payments as a partial settlement of the plan liability if they exceed the total of interest plus service costs.

Refer to Note 8, Retirement Benefits, for additional information.

Leases: A lease is defined as a party obtaining the right to use an asset legally owned by another party. The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets and lease liabilities are recorded at the lease commencement date. Lease liabilities are recognized at the present value of the contractual fixed lease payments. The Company uses discount rates to determine the present value of future lease payments. The Company primarily uses its incremental borrowing rate adjusted to reflect a secured rate, based on the information available for leases, including the lease term and interest rate environment in the country in which the lease exists. The lease terms used to calculate the ROU asset and lease liability may include options to extend or terminate when it is reasonably certain that the Company will exercise that option.

ROU assets are recognized equal to lease liabilities, adjusted for prepaid lease payments, initial direct costs and lease incentives. Operating lease expense is recognized on a straight-line basis over the lease term, while variable lease payments are expensed as incurred.

Leases are negotiated with third-parties and, in some instances, contain renewal, expansion and termination options. The Company also sub-leases certain office facilities to third-parties when the Company no longer utilizes the space. In addition to the base rental costs, the Company's lease agreements generally provide for rent escalations resulting from increased assessments for real estate taxes and other charges. A portion of the Company's real estate lease portfolio contains base rents subject to annual changes in the Consumer Price Index ("CPI") as well as charges for operating expenses which are reimbursable to the landlord based on actual usage. Changes to the CPI and payments for such reimbursable operating expenses are considered variable and are recognized as variable lease costs in the period in which the obligation for those payments was incurred.

Approximately 98% of the Company's lease obligations are for the use of office space. All of the Company's material leases are operating leases.

As a practical expedient, the Company has elected an accounting policy not to separate non-lease components from lease components and instead account as a single lease component. The Company has also elected not to recognize ROU assets and lease liabilities for leases that, at the commencement date, are for 12 months or less. Refer to Note 12, Leases, for additional information.

Capitalized Software Costs: The Company capitalizes certain costs to develop, purchase or modify software for the internal use of the Company. These costs are amortized on a straight-line basis over periods ranging from 3 to 10 years. Costs incurred during the preliminary project stage and post implementation stage are expensed as incurred. Costs incurred during the application development stage are capitalized. Costs related to updates and enhancements are only capitalized if they will result in additional functionality. Capitalized computer software costs of $466 million and $474 million, net of accumulated amortization of $2.3 billion and $2.1 billion at December 31, 2025 and 2024, respectively, are included in other assets in the consolidated balance sheets.

Legal and Other Loss Contingencies: The Company and its subsidiaries are subject to a significant number of claims, lawsuits and proceedings including claims for errors and omissions ("E&O"). The Company records a liability when a loss is both probable and reasonably estimable which requires significant management judgment. Legal and other contingent liabilities recorded are not discounted.

The Company utilizes case level reviews by inside and outside counsel, an internal actuarial analysis by Marsh Management Consulting, a subsidiary of the Company, and other methods to estimate potential losses, including estimated legal costs. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because the Company is unable, at present time, to make a determination that a loss is both probable and reasonably estimable. Given the unpredictability of E&O claims and of litigation that could arise from such claims, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's businesses, results of operations, financial condition or cash flows in a given quarterly or annual period.

At December 31, 2025, the Company's liability for E&O was $379 million, compared to $391 million at December 31, 2024, of which $91 million and $86 million, respectively, were current liabilities and included in accounts payable and accrued liabilities in the consolidated balance sheets. In addition, to the extent that insurance coverage is available, significant management judgment is required to determine the amount of recoveries that are probable of collection in accordance with the Company's various insurance programs.

Income Taxes: The Company's effective tax rate reflects its income, statutory tax rates and tax planning in the various jurisdictions in which it operates. Significant judgment is required in determining the annual tax provision and in evaluating uncertain tax positions and the ability to realize deferred tax assets.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step involves recognition. The Company determines whether it is more-likely-than-not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate resolution with a taxing authority. Uncertain tax positions are evaluated based on the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based on new information may lead to changes in recognition, de-recognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Tax law may require items be included in the Company's tax returns at different times than the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the income tax returns. Some of these differences are permanent, such as expenses that are not deductible in the returns, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which benefit has already been recorded in the financial statements. Valuation allowances are established for deferred tax assets when it is estimated that future taxable income will be insufficient to use a deduction or credit in that jurisdiction. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements.

Restructuring Costs: Charges associated with restructuring activities are recognized in accordance with applicable accounting guidance which includes accounting for disposal or exit activities, guidance related to impairment of ROU assets related to real estate leases, as well as other costs resulting from accelerated depreciation or amortization of leasehold improvements and other property and equipment.

Severance and related costs are recognized based on amounts due under established severance plans or estimates of one-time benefits that will be provided. Typically, severance benefits are recognized when the impacted colleagues are notified of their expected termination and such termination is expected to occur within the legally required notification period. These costs are included in compensation and benefits in the consolidated statements of income.

Costs for real estate consolidation are recognized based on the type of cost and the expected future use of the facility. For locations where the Company does not expect to sub-lease the property, the amortization of any ROU asset is accelerated from the decision date to the cease use date. For locations where the Company expects to sub-lease the properties subsequent to its vacating the property, the ROU asset is reviewed for potential impairment at the earlier of the cease use date or the date a sub-lease is signed. To determine the amount of impairment, the fair value of the ROU asset is determined based on the present value of the estimated net cash flows related to the property. Contractual costs outside of the ROU asset are recognized based on the net present value of expected future cash outflows for which the Company will not receive any benefit. Such amounts are reliant on estimates of future sub-lease income to be received and future contractual costs to be incurred. These costs are included in other operating expenses in the consolidated statements of income.

Other costs related to restructuring, such as moving, legal or consulting costs, are recognized as incurred. These costs are included in other operating expenses in the consolidated statements of income.

Derivative Instruments: All derivatives, whether designated in hedging relationships or not, are recorded on the consolidated balance sheets at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. The fair value of the derivative is recorded in the consolidated balance sheets in other receivables or accounts payable and accrued liabilities. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the consolidated statements of income when the hedged item affects earnings. Changes in the fair value attributable to the ineffective portion of cash flow hedges are recognized in earnings. If a derivative is not designated as an accounting hedge, such as forward contracts periodically used by the Company to limit foreign currency exchange rate exposure on net income, the change in fair value is recorded in earnings.

Per Share Data: Basic net income per share attributable to the Company is calculated by dividing the after-tax income attributable to the Company by the weighted average number of outstanding shares of the Company's common stock.

Diluted net income per share attributable to the Company is calculated by dividing the after-tax income attributable to the Company by the weighted average number of outstanding shares of the Company's common stock, which have been adjusted for the dilutive effect of potentially issuable common shares.

Basic and Diluted EPS Calculation

(In millions, except per share data)	2025	2024	2023
Net income before non-controlling interests	$ 4,234	$ 4,117	$ 3,802
Less: Net income attributable to non-controlling interests	74	57	46
Net income attributable to the Company	$ 4,160	$ 4,060	$ 3,756
Basic weighted average common shares outstanding	491	492	494
Dilutive effect of potentially issuable common shares	3	4	5
Diluted weighted average common shares outstanding	494	496	499
Average stock price used to calculate common stock equivalents	$ 211.14	$ 212.26	$ 182.30

Fiduciary Assets and Liabilities: The Company, in its capacity as an insurance broker or agent, generally collects premiums from insureds and after deducting its commissions, remits the premiums to the respective insurance underwriters. The Company also collects claims or refunds from underwriters on behalf of insureds. Unremitted insurance premiums and claims proceeds are held by the Company in a fiduciary capacity. The Company's fiduciary assets primarily include bank or short-term time deposits and liquid money market funds, classified as cash and cash equivalents. Since cash and cash equivalents held in a fiduciary capacity are not available for corporate use, they are shown separately in the consolidated balance sheets as cash and cash equivalents held in a fiduciary capacity, with a corresponding amount in current liabilities.

Risk and Insurance Services revenue includes interest on fiduciary assets of $403 million, $497 million and $453 million in 2025, 2024 and 2023, respectively.

Net uncollected premiums and claims and the related payables were $14.6 billion and $15.1 billion at December 31, 2025 and 2024, respectively. The net uncollected premiums and claims and the related payables at December 31, 2024, included $465 million related to the acquisition of McGriff. The Company is not a principal to the contracts under which the right to receive premiums or the right to receive reimbursement of insured losses arises. Accordingly, net uncollected premiums and claims and the related payables are not assets and liabilities of the Company and are not included in the accompanying consolidated balance sheets.

In certain instances, the Company advances premiums, refunds or claims to insurance underwriters or insureds prior to collection. These advances are made from corporate funds and are reflected in the accompanying consolidated balance sheets as receivables.

Foreign Currency: The financial statements of our international subsidiaries are translated from functional currency to U.S. dollars using month-end exchange rates for assets and liabilities, and average monthly exchange rates during the period for revenues and expenses. Translation adjustments are recorded in AOCI within the consolidated statements of equity. Foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to functional currency are included in operating income in the consolidated statements of income.

Estimates: The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. On an ongoing basis, the Company evaluates its estimates, judgments and methodologies. The estimates are based on historical experience and on various other assumptions that the Company believes are reasonable.

Such matters include:

- estimates of revenue;
- impairment assessments and charges;
- recoverability of long-lived assets;
- liabilities for errors and omissions;
- deferred tax assets, uncertain tax positions and income tax expense;
- share-based and incentive compensation expense;
- the allowance for current expected credit losses on receivables;
- useful lives assigned to long-lived assets, and depreciation and amortization; and

- fair value estimates of contingent consideration receivable or payable related to acquisitions or dispositions.

The Company believes these estimates are reasonable based on information currently available at the time they are made. The Company also considered the potential impact of macroeconomic factors including from the multiple major wars and global conflicts, social unrest, tariffs or changes in trade policies, slower GDP growth or recession, fluctuations in foreign exchange rates, lower interest rates, capital markets volatility, inflation and changes in insurance premiums rates to its customer base in various industries and geographies. Insurance exposures subject to variable factors are subject to mid-term and end of term adjustments, as well as policy audits, which may reduce premiums and corresponding commissions. Estimates were updated based on internal and industry specific economic data. Actual results may differ from these estimates.

New Accounting Pronouncements

Recently Issued Accounting Pronouncements Not Yet Adopted:

In December 2025, the Financial Accounting Standards Board ("FASB") issued an accounting standard update to improve the guidance for interim reporting, by improving the navigability of the required interim disclosures and clarifying when that guidance is applicable. The update also provides additional guidance on what disclosures should be provided in interim reporting periods. The new guidance adds a principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The new guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The update can be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the guidance and its impact on results of operations, cash flows, or financial condition.

In September 2025, the FASB issued an accounting standard update which amends certain aspects of the accounting for and disclosure for internal-use software costs. The new guidance removes references to software development project stages so that it is neutral to different software development methods, including methods that entities may use to develop software in the future. The new guidance requires an entity to capitalize software costs when: (1) Management has authorized and committed to funding the software project and (2) It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the "probable-to-complete recognition threshold"). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software. The new guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company is currently evaluating the guidance and its impact on results of operations, cash flows, or financial condition.

In November 2024, the FASB issued an accounting standard update on the disaggregated disclosure of income statement expenses. The new guidance requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement, as well as disclosures about selling expenses. The new standard does not change the requirements for the presentation of expenses on the face of the income statement. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The new guidance will be applied prospectively with the option for retrospective application. The Company is currently evaluating the guidance and expects it to only impact disclosures with no impact to results of operations, cash flows, or financial condition.

New Accounting Pronouncement Adopted Effective December 31, 2025:

In December 2023, the FASB issued an accounting standard update on income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The new guidance requires public business entities, on an annual basis, disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. In addition, all entities are required to disclose on an annual basis the amount of income taxes paid, net of refunds received, disaggregated by federal, state and foreign taxes, and by individual jurisdictions if the amount is equal to or greater than 5% of total income taxes paid, net of refunds received. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. An entity should apply the amendments in the standard prospectively, even though retrospective application is permitted. The Company adopted the new standard effective December 31, 2025, on a prospective basis, which impacted disclosures only, with no impact to results of operations, cash flows, or financial condition.

New Accounting Pronouncement Adopted Effective December 31, 2024:

In November 2023, the FASB issued an accounting standard update on segment reporting. The new guidance: (1) introduces a requirement to disclose significant segment expenses regularly provided to the chief operating decision maker ("CODM"), (2) extends certain annual disclosures to interim periods, (3) clarifies disclosure requirements for single reportable segment entities, (4) permits more than one measure of segment profit or loss to be reported under certain conditions, and (5) requires disclosure of the title and position of the CODM. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance applies retrospectively to all periods presented in the financial statements. The Company adopted the new standard effective December 31, 2024, which impacted disclosures only, with no impact to results of operations, cash flows, or financial condition.

2. Revenue

The core principle of the revenue recognition guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve this principle, the entity applies the following steps: identify the contract(s) with the customer, identify the performance obligations in the contract(s), determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. In accordance with the accounting guidance, a performance obligation is satisfied either at a "point in time" or "over time", depending on the nature of the product or service provided, and the specific terms of the contract with customers.

Other revenue included in the consolidated statements of income that is not from contracts with customers is less than 1% of total revenue and is not presented as a separate line item.

Risk and Insurance Services

Risk and Insurance Services revenue reflects compensation for brokerage and consulting services through commissions and fees. Commission rates and fees vary in amount and can depend on a number of factors, including the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer selected, and the capacity in which the broker acts and negotiates with clients. For the majority of the insurance and reinsurance brokerage arrangements, advice and services provided which culminate in the placement of an effective policy are considered a single performance obligation. Arrangements with clients may include the placement of a single policy (single performance obligation), multiple policies or a combination of policy placements and other services. Consideration related to such "bundled arrangements" is allocated to the individual performance obligations based on their stand alone selling price (multiple performance obligations).

Revenue for policy placement is generally recognized on the policy effective date, at which point control over the services provided by the Company has transferred to the client and the client has accepted the services. In many cases, fee compensation may be negotiated in advance, based on the type of risk, coverage required and service provided by the Company and ultimately, the extent of the risk placed into the insurance market or retained by the client. The trends and comparisons of revenue from one period to the next can be affected by changes in premium rate levels, fluctuations in client risk retention and increases or decreases in the value of risks that have been insured, as well as new and lost business, and the volume of business from new and existing clients. Fees for non-risk transfer services provided to clients are recognized over time in the period the services are provided, using a proportional performance model, primarily based on input measures. Revenue is typically recognized over time using an input measure of time expended to date relative to total estimated time to be incurred at project completion. Incurred hours represent services rendered and thereby faithfully depicts the transfer of control to the customer.

Revenue related to reinsurance brokerage for excess of loss ("XOL") treaties is estimated based on contractually specified minimum or deposit premiums, and adjusted as additional evidence of the ultimate amount of brokerage is received. Revenue for quota share treaties is estimated based on indications of estimated premium income provided by the ceding insurer. The estimated brokerage revenue recognized for quota share treaties is constrained to an amount that is probable to not have a significant negative adjustment. The estimated revenue and the constraint are evaluated as additional evidence of the ultimate amount of underlying risks to be covered and are received over the 12 to 18 months following the effective date of the placement.

In addition to compensation from its clients, Marsh Risk also receives other compensation, separate from retail fees and commissions, from insurance companies. This other compensation includes, among other things, payments for consulting and analytics services provided to insurers; compensation for administrative and other services (including fees for underwriting services and services provided to or on behalf of insurers relating to the administration and management of quota shares, panels and other facilities in which insurers participate), and insurer revenue, paid by insurers based on factors such as volume or profitability of Marsh Risk's placements primarily in Marsh McLennan Agency ("MMA") and parts of Marsh Risk's international operations.

Revenue for contingent commissions from insurers is recorded at a point in time, estimated based on historical evidence of the achievement of the respective contingent metrics and recorded as the underlying policies that contribute to the achievement of the metric are placed. Due to the uncertainty of the amount of contingent consideration that will be received, the estimated revenue is constrained to an amount that is probable to not have a significant negative adjustment. Contingent consideration is generally received in the first quarter of the subsequent year.

A significant portion of the Company's Risk and Insurance Services revenue is commission revenue for brokerage arrangements recognized at a point in time on the effective date of the underlying policy. Commission revenue is estimated using historical information about the risks to be covered over the policy period, some of which are dependent on variable factors such as number of employees covered, covered payroll, airline passenger miles flown, shipped tonnage of marine cargo and others. Marsh Risk and Guy Carpenter also receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others.

Insurance brokerage commissions are generally invoiced on the policy effective date. Fee based arrangements generally include a percentage of the total fee due upon signing the arrangement, with additional fixed installments payable over the remainder of the year. Payment terms range from receipt of invoice up to 30 days from invoice date.

Reinsurance brokerage revenue is recognized on the effective date of the treaty. Payment terms depend on the type of reinsurance. For XOL treaties, brokerage revenue is typically collected in 4 installments during an annual treaty period based on a contractually specified minimum or deposit premium. For proportional or quota share treaties, brokerage is billed as underlying insured risks attach to the reinsurance treaty, generally over 12 to 18 months.

Consulting

The major component of revenue in the Consulting business is fees paid by clients for advice and services.

Mercer, principally through its health line of business, also earns revenue in the form of commissions received from insurance companies for the placement of group (and occasionally individual) insurance contracts, primarily health, life and accident coverages. Revenue for Mercer's investment management business and certain of Mercer's defined benefit and contribution administration services consists principally of fees based on assets under delegated management or administration. For a majority of the Mercer-managed investment funds, revenue received from Mercer's investment management clients as sub-advisor fees is reported on a gross basis rather than a net basis, with the sub-advisor fees included in other operating expenses.

Consulting projects in Mercer's wealth and career businesses, and consulting projects in Marsh Management Consulting, typically consist of a single performance obligation, which is recognized over time as control is transferred continuously to customers. Therefore, revenue is typically recognized over time using an input measure of time expended to date relative to total estimated time to be incurred at project completion. Incurred hours represent services rendered and thereby faithfully depicts the transfer of control to the customer.

On a limited number of engagements, performance fees may also be earned for achieving certain prescribed performance criteria. Revenue for achievement is estimated and constrained to an amount that is probable to not have a significant negative adjustment.

For consulting projects, Mercer generally invoices monthly in arrears with payment due within 30 days of the invoice date. Fees for delegated management services are either deducted from the net asset value of the fund or invoiced to the client on a monthly or quarterly basis in arrears. Marsh Management Consulting typically bills its clients 30 to 60 days in arrears with payment due upon receipt of the invoice.

Health brokerage and consulting services are components of both Marsh Risk, which includes MMA, and Mercer, with approximately 51% of such revenues reported in Mercer. Health contracts typically involve a series of distinct services that are treated as a single performance obligation. Revenue for these services is recognized over time based on the amount of remuneration the Company expects to be entitled in exchange for these services. Payments for health brokerage and consulting services are typically paid monthly in arrears from carriers based on insured lives under the contract.

The following table disaggregates various components of the Company's revenue:

For the Years Ended December 31,						
(In millions)		2025		2024		2023
Marsh Risk:						
EMEA	$	3,812	$	3,530	$	3,262
Asia Pacific		1,460		1,414		1,295
Latin America		571		575		559
Total International		5,843		5,519		5,116
U.S./Canada		8,523		7,017		6,262
Total Marsh Risk		14,366		12,536		11,378
Guy Carpenter		2,496		2,362		2,258
Subtotal		16,862		14,898		13,636
Fiduciary interest income		403		497		453
Total Risk and Insurance Services	$	17,265	$	15,395	$	14,089
Mercer:						
Wealth (a)	$	2,819	$	2,584	$	2,507
Health (a)		2,284		2,100		2,061
Career		1,087		1,059		1,019
Total Mercer		6,190		5,743		5,587
Marsh Management Consulting (b)		3,604		3,390		3,122
Total Consulting	$	9,794	$	9,133	$	8,709
Total Segments	$	27,059	$	24,528	$	22,798
Corporate/Eliminations		(78)		(70)		(62)
Total	$	26,981	$	24,458	$	22,736

(a) Revenue in 2024 includes a net gain of $35 million from the sale of the U.K. pension administration and U.S.health and benefits administration businesses, that comprised of a $70 million gain in Wealth, offset by a $35 million loss in Health.

(b) Revenue in 2024 includes a gain of $20 million from the sale of a business in Marsh Management Consulting.

The following table provides contract assets and contract liabilities information from contracts with customers:

December 31, (In millions)		2025		2024		2023
Contract assets	$	540	$	473	$	357
Contract liabilities	$	927	$	866	$	869

The Company records accounts receivable when the right to consideration is unconditional, subject only to the passage of time. Contract assets primarily relate to quota share reinsurance brokerage and contingent insurer revenue. The Company does not have the right to bill and collect revenue for quota share brokerage until the underlying policies written by the ceding insurer attach to the treaty. Estimated revenue related to achievement of volume or loss ratio metrics cannot be billed or collected until all related policy placements are completed and the contingency is resolved. Contract assets are included in other current assets in the Company's consolidated balance sheets.

Contract liabilities primarily relate to the advance consideration received from customers. Contract liabilities are included in current liabilities in the Company's consolidated balance sheets.

Details of the change in Contract Assets and Contract Liabilities for 2025 and 2024 are as follows:

For the Years Ended December 31, (In millions)	2025		2024
Contract Assets			
Balance at January 1,	$	**473**	$ 357
Additions (a)		**1,046**	963
Transfers to accounts receivable (b)		**(984)**	(844)
Effect of foreign exchange rate changes		**5**	(3)
Balance at December 31,	$	**540**	$ 473
Contract Liabilities			
Balance at January 1,	$	**866**	$ 869
Cash received for performance obligations not yet fulfilled		**884**	847
Revenue recognized		**(846)**	(835)
Effect of foreign exchange rate changes		**23**	(15)
Balance at December 31,	$	**927**	$ 866

(a) Includes $69 million from the acquisition of McGriff in 2024.

(b) Amounts transferred to accounts receivable as the rights to bill and collect became unconditional.

The amount of revenue recognized in 2025, 2024 and 2023 from performance obligations satisfied in previous periods, mainly due to variable consideration from contracts with insurers, quota share business and consulting contracts previously considered constrained was $83 million, $73 million and $71 million, respectively.

The Company applies the practical expedient and does not disclose the value of unsatisfied performance obligations for (1) contracts with original contract terms of one year or less and (2) contracts where the Company has the right to invoice for services performed.

Costs to Obtain and Fulfill a Contract

The Company capitalizes the incremental costs to obtain contracts primarily related to commissions or sales bonus payments in both segments. These deferred costs are amortized over the expected life of the underlying customer relationships.

In Risk and Insurance Services, the Company capitalizes certain pre-placement costs that are considered fulfillment costs that meet the following criteria: these costs (1) relate directly to a contract, (2) enhance resources used to satisfy the Company's performance obligation and (3) are expected to be recovered through revenue generated by the contract. These costs are amortized at a point in time when the associated revenue is recognized.

In Consulting, the Company incurs fulfillment costs necessary to facilitate the delivery of the contracted services. These costs are capitalized and amortized over the initial contract term plus expected renewal periods.

At December 31, 2025, the Company's capitalized assets related to deferred implementation costs, costs to obtain and costs to fulfill were $1 million, $459 million and $438 million, respectively. At December 31, 2024, the Company's capitalized assets related to deferred implementation costs, costs to obtain and costs to fulfill were $3 million, $396 million and $397 million, respectively. Costs to obtain and deferred implementation costs are primarily included in other assets and costs to fulfill are primarily included in other current assets in the Company's consolidated balance sheets. The Company recorded compensation and benefits expense of $2.1 billion, $1.9 billion and $1.8 billion for the years ended December 31, 2025, 2024 and 2023, respectively, related to the amortization of these capitalized assets.

A significant portion of deferred costs to fulfill in Risk and Insurance Services is amortized within 3 to 6 months. Therefore, the deferral of the cost and its amortization often occur in the same annual period. The Company has elected to use the practical expedient and recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets is one year or less.

3. Supplemental Disclosures to the Consolidated Statements of Cash Flows

The following table provides additional information concerning acquisitions and interest paid:

For the Years Ended December 31,			
(In millions)	**2025**	2024	2023
Assets acquired, excluding cash, cash equivalents, and cash and cash equivalents held in a fiduciary capacity	**$ 911**	$ 9,724	$ 1,292
Fiduciary liabilities assumed	**(47)**	(421)	(93)
Liabilities assumed	**(73)**	(571)	(182)
Non-controlling interests assumed	**(8)**	—	—
Fair value of previously-held equity method investment	**(15)**	—	—
Contingent/deferred purchase consideration	**(116)**	(190)	(41)
Net cash outflow for acquisitions	**$ 652**	$ 8,542	$ 976

(In millions)	**2025**	2024	2023
Interest paid	**$ 885**	$ 591	$ 499

The following table provides information on income taxes paid, net of refunds, by jurisdiction:

For the Years Ended December 31,	
(In millions)	**2025**
U.S. federal income taxes	**$ 250**
U.S. state and local income taxes	**126**
Foreign	
United Kingdom	**198**
Canada	**88**
Other	**630**
Total income taxes paid, net of refunds received	**$ 1,292**

Income taxes paid, net of refunds, were $1.2 billion and $1.1 billion in 2024 and 2023, respectively. The amounts in 2025 and 2024 include a payment for the purchase of green energy income tax credits which reduced the Company's income tax liabilities in those years.

The classification of contingent consideration in the consolidated statements of cash flows is dependent upon whether the receipt or payment was part of the initial liability established on the acquisition date (financing) or an adjustment to the acquisition date liability (operating). The following amounts are included in the consolidated statements of cash flows as operating and financing activities:

For the Years Ended December 31,			
(In millions)	**2025**	2024	2023
Operating:			
Contingent consideration payments for prior year acquisitions	**$ (28)**	$ (92)	$ (41)
Receipt of contingent consideration for dispositions	**—**	—	1
Acquisition/disposition related net charges for adjustments	**65**	15	29
Adjustments and payments related to contingent consideration	**$ 37**	$ (77)	$ (11)
Financing:			
Contingent consideration for prior year acquisitions	**$ (13)**	$ (74)	$ (135)
Deferred consideration for prior year acquisitions	**(54)**	(39)	(67)
Payments of deferred and contingent consideration for acquisitions	**$ (67)**	$ (113)	$ (202)
Receipts of contingent consideration for dispositions	**$ —**	$ 1	$ 2

The Company had non-cash issuances of common stock under its share-based payment plan of $359 million, $333 million and $310 million in 2025, 2024 and 2023, respectively.

The Company recorded share-based compensation expense related to restricted stock units, performance stock units and stock options of $394 million, $368 million and $363 million in 2025, 2024 and 2023, respectively.

Allowance for Credit Losses on Accounts Receivable

The Company's policy for providing an allowance for credit losses on its accounts receivable is based on a combination of factors, including historical write-offs, aging of balances, and other qualitative and quantitative analyses.

An analysis of the allowance for credit losses is provided below:

For the Years Ended December 31,						
(In millions)		**2025**		2024		2023
Balance at January 1,	$	**167**	$	151	$	160
Provision charged to operations		**25**		31		17
Accounts written-off, net of recoveries		**(31)**		(14)		(20)
Effect of exchange rate changes and other		**1**		(1)		(6)
Balance at December 31,	$	**162**	$	167	$	151

Other

In October 2023, the Company recorded a gain from a legal settlement with a competitor for $58 million, excluding legal fees of approximately $10 million.

4. Accumulated Other Comprehensive (Loss) Income

The changes, net of tax, in the balances of each component of AOCI for the years ended December 31, 2025 and 2024, including amounts reclassified out of AOCI, are as follows:

(In millions)	Pension/Post-Retirement Plans Gains (Losses)		Foreign Currency Translation Adjustments		Total	
Balance at January 1, 2025	$	(3,408)	$	(2,832)	$	(6,240)
Other comprehensive (loss) before reclassifications		(332)		1,110		778
Amounts reclassified from accumulated other comprehensive income		33		—		33
Net current period other comprehensive (loss) income		(299)		1,110		811
Balance at December 31, 2025	$	(3,707)	$	(1,722)	$	(5,429)

(In millions)	Pension/Post-Retirement Plans Gains (Losses)		Foreign Currency Translation Adjustments		Total	
Balance at January 1, 2024	$	(3,101)	$	(2,194)	$	(5,295)
Other comprehensive (loss) income before reclassifications		(326)		(638)		(964)
Amounts reclassified from accumulated other comprehensive income		19		—		19
Net current period other comprehensive (loss)		(307)		(638)		(945)
Balance at December 31, 2024	$	(3,408)	$	(2,832)	$	(6,240)

The components of other comprehensive (loss) income for the years ended December 31, 2025, 2024 and 2023 are as follows:

For the Year Ended December 31,			2025			
(In millions)		Pre-Tax		Tax (Credit)		Net of Tax
Foreign currency translation adjustments	$	1,075	$	(35)	$	1,110
Pension/post-retirement plans:						
Amortization of (gains) losses included in net benefit (credit) cost:						
Net actuarial losses (a)		41		8		33
Effect of settlement (a)		11		3		8
Subtotal		52		11		41
Net losses arising during period		(164)		(34)		(130)
Foreign currency translation adjustments		(277)		(67)		(210)
Pension/post-retirement plans (loss)		(389)		(90)		(299)
Other comprehensive income (loss)	$	686	$	(125)	$	811

(a) Included in other net benefit credits in the consolidated statements of income. Income tax expense on net actuarial losses are included in income tax expense.

For the Year Ended December 31,		2024		
(In millions)		Pre-Tax	Tax (Credit)	Net of Tax
Foreign currency translation adjustments	$	(613) $	25 $	(638)
Pension/post-retirement plans:				
Amortization of (gains) losses included in net benefit (credit) cost:				
Prior service credits (a)		(1)	—	(1)
Net actuarial losses (a)		25	6	19
Effect of settlement (a)		2	1	1
Subtotal		26	7	19
Net losses arising during period		(520)	(124)	(396)
Foreign currency translation adjustments		92	23	69
Other adjustments		2	1	1
Pension/post-retirement plans (loss)		(400)	(93)	(307)
Other comprehensive (loss)	$	(1,013) $	(68) $	(945)

(a) Included in other net benefit credits in the consolidated statements of income. Income tax expense on net actuarial losses are included in income tax expense.

For the Year Ended December 31,		2023		
(In millions)		Pre-Tax	Tax (Credit)	Net of Tax
Foreign currency translation adjustments	$	389 $	(10) $	399
Pension/post-retirement plans:				
Amortization of (gains) losses included in net benefit (credit) cost:				
Prior service credits (a)		(2)	—	(2)
Net actuarial losses (a)		20	5	15
Effect of settlement (a)		2	1	1
Subtotal		20	6	14
Net gains arising during period		(349)	(85)	(264)
Foreign currency translation adjustments		(167)	(42)	(125)
Other adjustments		(7)	(2)	(5)
Pension/post-retirement plans gains		(503)	(123)	(380)
Other comprehensive (loss) income	$	(114) $	(133) $	19

(a) Included in other net benefit credits in the consolidated statements of income. Income tax expense on net actuarial losses are included in income tax expense.

The components of accumulated other comprehensive loss are as follows:

(In millions)		December 31, 2025		December 31, 2024
Foreign currency translation adjustments (net of deferred tax asset of $15 in 2025 and deferred tax liability of $23 in 2024, respectively)	$	(1,722) $		(2,832)
Net charges related to pension/post-retirement plans (net of deferred tax asset of $1,648 and $1,558 in 2025 and 2024, respectively)		(3,707)		(3,408)
Total	$	(5,429) $		(6,240)

5. Acquisitions and Dispositions

The Company's acquisitions have been accounted for as business combinations. Net assets and results of operations are included in the Company's consolidated financial statements commencing at the respective purchase closing dates. In connection with acquisitions, the Company records the estimated values of the net tangible assets and the identifiable intangible assets purchased, which typically consist of customer relationships, developed technology, trademarks and non-compete agreements. The valuation of purchased intangible assets involves significant estimates and assumptions. The Company estimates the fair value of purchased intangible assets, primarily using the income approach, by determining the present value of future cash flows over the remaining economic life of the respective assets. The significant estimates and assumptions used in this approach include the determination of the discount rate, economic life, future revenue growth rates, expected account attrition rates and earnings margins. Refinement and completion of final valuation of net assets acquired could affect the carrying value of tangible assets, goodwill and identifiable intangible assets.

The Risk and Insurance Services segment completed 14 acquisitions in 2025:

- January – Guy Carpenter acquired the remaining 51.5% ownership share in Carpenter Turner Cyprus Ltd., a Greece-based insurance broker that provides reinsurance and advisory services, including treaty and facultative reinsurance, data and analytics, strategic advisory, and capital markets solutions.

- February – Marsh Risk acquired Fontana Rava-Toscano & Partners S.r.l., an Italy-based insurance broker that offers property and casualty insurance brokerage and risk consulting.

- March – Marsh Risk acquired the business of Cohere Insurance Solutions, an Australia-based insurance broker that specializes in life sciences, start-up and professional services businesses.

- April – Marsh McLennan Agency ("MMA") acquired Arthur C. Hall Insurance, Inc., a Pennsylvania-based insurance broker that provides commercial and personal lines solutions to clients, with specialties in life sciences, information management, non-profit, craft beverage manufacturing and municipal industries.

- May – Marsh Risk acquired Thornton Harvey Group, LLC (d/b/a ProWriters), a Pennsylvania-based wholesale insurance broker that provides solutions for cyber, management and professional liability insurance to a network of retail brokers in the U.S.

- July – MMA acquired Excel Insurance LLC, a Florida-based insurance broker that provides property and casualty insurance solutions to small businesses and individuals in South Florida, with specialties in watercraft and motor vehicle protection; and Donald S. Barberie Insurance Agency, Inc. (d/b/a Olympic Insurance Agency), a California-based insurance broker that provides business insurance, employee benefits, and personal asset protection expertise to clients in Southern California, serving real estate investors, property managers, and manufacturing businesses.

- August – MMA acquired Robins Insurance Agency Inc., a Tennessee-based insurance broker that provides business insurance and personal lines solutions, with expertise in real estate, construction, hospitality, community associations and manufacturing.

- October – MMA acquired Robison Insurance Services Inc., a North Carolina-based insurance broker that provides life, health, disability and long term care insurance services to businesses and individuals; and Hayden Wood Insurance Agency, a Massachusetts-based insurance broker that provides personal lines insurance solutions to clients nationally, with a specialty in collector auto and motorsports products.

- November – Marsh Risk acquired Mitsubishi Electric Insurance Service Co, Ltd., a Japan-based insurance broker offering clients access to high-value, cost-effective insurance solutions across a broad range of commercial lines, including liability, property, cargo, workers compensation, commercial auto, commercial umbrella, directors and officers, and cyber, as well as non-life/life insurance, medical care, and nursing care; and Jointly – il Welfare Condiviso S.r.l., an Italy-based provider of integrated corporate well-being solutions for organizations and their employees, including parenting and family care support programs, mental and physical well-being initiatives, and flexible benefits.

- December – MMA acquired three insurance brokers, Atlas Insurance Agency, Inc., Pyramid Insurance Centre, Ltd., and NMF Insurance, Inc. d/b/a IC International, a collective group of Hawaii-based insurance brokers offering insurance solutions to businesses and individuals throughout Hawaii with a niche industry specialization in municipality, transportation and hospitality; and Marsh Risk acquired Finassur, a France-based insurance broker offering tailored insurance solutions in Northern France, specializing in property and casualty, and health and life insurance risk management.

The Consulting segment completed 6 acquisitions in 2025:

- April – Mercer acquired the business of Cerebrus Consultants Private Limited., an India-based provider of human resources consulting and advisory services.

- May – Mercer acquired SECOR Asset Management, L.P., a U.S. and United Kingdom (U.K.) based global provider of bespoke strategic and portfolio solutions to institutional investors, including investment advisory and implementation, fiduciary and asset liability management.

- August – Marsh Management Consulting acquired Validate Health Inc., an Illinois-based healthcare analytics consultancy that provides analytics solutions to healthcare providers and accountable care organizations to help clients to better manage costs, risk and performance. Mercer acquired ConvictionsRH, a France-based consulting firm specializing in Human Resources transformation, supporting companies of all sizes in their strategic, organizational, digital, technological and cultural changes.

- October – Mercer acquired Fundhouse Limited and Fundhouse Bespoke Limited, a United Kingdom-based provider of investment advisory and model portfolio services to financial advisors and institutional wealth investors.

- November – Mercer acquired Hexarem Inc., a Canada-based human resources consulting firm specializing in executive compensation and governance advisory services.

Total purchase consideration for acquisitions made in 2025 was $857 million, which consisted of cash paid of $726 million, deferred and estimated contingent purchase consideration of $116 million, and the remeasurement to fair value of a previously held equity method investment upon consolidation of $15 million. Contingent purchase consideration arrangements are generally based on earnings before interest, tax, depreciation and amortization ("EBITDA") or revenue targets over a period of 2 to 4 years. The fair value of contingent purchase consideration was based on projected revenue and earnings of the acquired entities.

In 2025, the Company also paid $54 million of deferred purchase consideration and $41 million of contingent purchase consideration related to prior year acquisitions. Estimated fair values of assets acquired and liabilities assumed are subject to adjustment until purchase accounting is finalized.

The following table presents the preliminary allocation of purchase consideration to the assets acquired and liabilities assumed in 2025, based on the estimated fair values for the other acquisitions as of their respective acquisition dates. Amounts in the table primarily reflect the impact from the acquisition of the three Hawaii-based insurance brokers, Atlas Insurance Agency, Inc., Pyramid Insurance Centre, Ltd., and NMF Insurance, Inc.

Acquisitions for the Year Ended December 31, 2025

(In millions)		**Total**
Cash	$	726
Estimated fair value of deferred/contingent consideration		116
Fair value of previously-held equity method investment		15
Total consideration	$	857
Allocation of purchase price:		
Cash and cash equivalents	$	27
Cash and cash equivalents held in a fiduciary capacity		47
Net receivables		32
Other current assets		6
Goodwill		562
Other intangible assets		295
Fixed assets, net		4
Right of use assets		4
Other assets		8
Total assets acquired		985
Current liabilities		37
Fiduciary liabilities		47
Other liabilities		36
Total liabilities assumed		120
Non-controlling interests		8
Net assets acquired	$	857

The purchase price allocation for assets acquired and liabilities assumed is based on estimates that are preliminary in nature and subject to adjustments, which could be material. Any necessary adjustments must be finalized during the measurement period, which for a particular asset, liability, or non-controlling interest ends once the acquirer determines that either (1) the necessary information has been obtained or (2) the information is not available. However, the measurement period for all items is limited to one year from the acquisition date.

Items subject to change include:

- amounts of intangible assets, fixed assets, capitalized software assets and right-of-use assets, subject to finalization of valuation efforts;

- amounts for contingencies, pending the finalization of the Company's assessment of the portfolio of contingencies;

- amounts for deferred tax assets and liabilities pending the finalization of valuations of the assets acquired, liabilities assumed and associated goodwill below; and

- amounts for income tax assets, receivables and liabilities, pending the filing of the acquired companies' pre-acquisition income tax returns and receipt of information from taxing authorities which may change certain estimates and assumptions used.

The estimation of fair value requires numerous judgments, assumptions and estimates about future events and uncertainties, which could materially impact these values, and the related amortization, where applicable, in the Company's results of operations.

The following table provides information about other intangible assets acquired in 2025:

Other intangible assets for the Year Ended December 31, (In millions)	Amount	Weighted Average Amortization Period
Customer relationships	$ 275	13.3 years
Other	20	4.3 years
Total other intangible assets	$ 295	

The consolidated statements of income include the results of operations of acquired companies since their respective acquisition dates. The following table provides information about the consolidated statements of income for each respective period:

Results For the Year Ended December 31, (In millions)	2025	2024	2023
Revenue	$ 72	$ 451	$ 152
Operating income	$ 7	$ 34	$ 24

The Company incurred acquisition related expenses of approximately $282 million and $119 million in 2025 and 2024, respectively. These costs included approximately $215 million and $63 million of integration and retention related costs in connection with the acquisition of McGriff in 2025 and 2024, respectively. Acquisition related expenses are included in compensation and benefits or other operating expenses in the Company's consolidated statements of income, depending on the nature of the items.

In the first quarter of 2025, in connection with its increased investment in Carpenter Turner Cyprus Ltd., the Company recorded a gain of $13 million related to the remeasurement of its previously held equity method investment to fair value upon consolidation. The fair value of the pre-existing equity method investment was calculated considering both an income approach based on discounted future cash flows and market approach.

Dispositions

In the first quarter of 2025, the Company sold MMA's Technology Consulting and Administrative Solutions ("TCAS") business for approximately $25 million, and recorded a gain of $15 million, which is included in revenue in the consolidated statements of income.

Prior year acquisitions

The Risk and Insurance Services segment completed 10 acquisitions in 2024:

- January – Marsh Risk acquired NOSCO Insurance Service Company Ltd., a Japan-based insurance broker that provides affinity type schemes, corporate and personal lines insurance.

- March – MMA acquired Louisiana-based insurance brokers, Querbes & Nelson ("Q&N") and Louisiana Companies. Q&N offers business insurance, employee benefits, and alternative risk financing consulting to a variety of businesses with specific expertise in energy services, commercial contractors, and transportation. Louisiana Companies provides business and personal lines insurance to businesses and individuals with specific expertise in the construction, manufacturing, distributor, healthcare, and hospitality industries.

- May – MMA acquired AC Risk Management, a New York-based commercial lines insurance broker primarily offering property and casualty insurance to businesses with a focus on the construction industry; Perkins Insurance Agencies LLC, a Texas-based insurance broker providing commercial property and casualty, and personal lines coverage to businesses, non-profits and families with expertise in the oil and gas, trucking, farm and ranch, and restaurant industries; and Fisher Brown Bottrell Insurance, Inc. ("FBBI"), a Mississippi-based insurance broker providing commercial property and casualty insurance, surety and employee benefits services to businesses and individuals.

- July – MMA acquired AmeriStar Agency Inc., a Minnesota-based insurance broker offering insurance coverage solutions to high-net-worth individuals and commercial clients; and Hudson Shore Group, a New Jersey-based public and private sector employee benefits broker, that specializes in public sector clients providing employee benefits, consulting, and administrative services with a focus on large group and alternative-funded benefits programs.

- August – MMA acquired The Horton Group, Inc. (the "Horton Group"), an Illinois-based insurance broker that offers property and casualty insurance, employee benefits consultation, and personal lines coverage to businesses and individuals.

- November – MMA acquired McGriff, a North Carolina-based provider of insurance broking and risk management services.

- December – MMA acquired Acumen Solutions Group, LLC, a New York-based insurance broker offering customized insurance programs to businesses and individuals across the country with specialties in the construction, real estate and aviation industries.

The Consulting segment completed 7 acquisitions in 2024:

- February – Marsh Management Consulting acquired SeaTec Consulting Inc., a Georgia-based firm that provides consulting, engineering, and digital expertise across the aviation, aerospace and defense, and transportation industries.

- March – Mercer acquired Vanguard's Institutional Advisory Services business unit ("Vanguard"), a Pennsylvania-based outsourced chief investment officer ("OCIO") business, that provides investment management services for not-for-profit organizations and other institutional investors in the U.S.; Mercer also acquired The Talent Enterprise, a United Arab Emirates-based psychometric and talent assessment technology company, that provides talent assessment tools and talent capability development solutions. Marsh Management Consulting acquired Innopay NL B.V., a Netherlands-based consultancy firm that delivers strategy, scheme development, and execution in the domain of digital payments, open finance, digital identity and data sharing.

- July – Marsh Management Consulting acquired Veritas Total Solutions, a Texas-based commodity trading advisory firm with expertise in risk, systems, analytics and artificial intelligence.

- October – Mercer acquired hkp///group, a Germany-based human resources and corporate governance consulting firm advising clients throughout Germany and the Netherlands.

- November – Mercer acquired Gerolamo Holding S.À.R.L. (referred to as "Cardano"), a Luxembourg-based pension services, advisory and investment solutions firm, offering a range of fiduciary management, investment advisory services, and liability-driven investing and derivatives solutions to both defined benefit and defined contribution pension schemes in the U.K. and the Netherlands.

Total purchase consideration for acquisitions made in 2024 was $9.4 billion, which consisted of cash paid of $9.2 billion and deferred and estimated contingent purchase consideration of $190 million. Contingent purchase consideration arrangements are generally based primarily on EBITDA or revenue targets over a period of 2 to 4 years. The fair value of the contingent purchase consideration was based on projected revenue and earnings of the acquired entities.

In 2024, the Company also paid $39 million of deferred purchase consideration and $166 million of contingent purchase consideration related to acquisitions made in prior years. Estimated fair values of assets acquired and liabilities assumed are subject to adjustment when purchase accounting is finalized.

Prior year dispositions

On December 31, 2024, the Company sold Marsh Management Consulting's Celent advisory business for approximately $24 million and recorded a gain of $20 million, which is included in revenue in the consolidated statements of income.

In the third quarter of 2024, the Company obtained regulatory approval and completed its definite agreement to exit its businesses in Russia and transfer ownership to local management under an agreement entered into in 2022.

On January 1, 2024, the Company sold its Mercer U.K. pension administration and U.S. health and benefits administration businesses for approximately $120 million and recorded a net gain of $35 million, included in revenue in the consolidated statement of income. As part of the disposition of the businesses, the Company incurred exit costs of $18 million in the first quarter of 2024. These costs are included in expenses in the consolidated statements of income.

Pro-Forma Information

The following unaudited pro-forma financial data gives effect to the acquisitions made by the Company in 2025, 2024 and 2023. In accordance with accounting guidance related to pro-forma disclosures, the information presented for the current year acquisitions is as if they occurred on January 1, 2024 and reflects acquisitions made in 2024 as if they occurred on January 1, 2023. The 2023 information includes 2023 acquisitions as if they occurred on January 1, 2022.

The unaudited pro-forma financial data includes the effects of amortization of acquired intangibles and acquisition related costs in all years. The unaudited pro-forma information presented in the table below also includes adjustments for additional interest expense related to the issuance of debt and bridge financing costs.

The unaudited pro-forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if such acquisitions had occurred on the dates indicated, nor is it necessarily indicative of future consolidated results.

For the Years Ended December 31,						
(In millions, except per share data)		**2025**		2024		2023
Revenue	$	**27,131**	$	26,159	$	24,723
Net income attributable to the Company	$	**4,184**	$	4,123	$	3,684
Basic net income per share attributable to the Company	$	**8.53**	$	8.38	$	7.46
Diluted net income per share attributable to the Company	$	**8.48**	$	8.31	$	7.39

6. Goodwill and Other Intangibles

The Company is required to assess goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate an impairment may have occurred. The Company performs the annual impairment assessment for each of its reporting units during the third quarter of each year. The reporting unit level is defined at the same level as the Company's operating segments. A company can assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. Alternatively, a company may elect to proceed directly to the quantitative goodwill impairment test. In the third quarter of 2025, the Company completed a qualitative impairment assessment, updated for significant considerations at year-end, and concluded that goodwill was not impaired. As part of its assessment, the Company considered numerous factors, including:

- that the fair value of each reporting unit exceeds its carrying value by a substantial margin based on its most recent quantitative assessment in 2023;
- whether significant acquisitions or dispositions occurred which might alter the fair value of its reporting units;
- macroeconomic conditions and their potential impact on reporting unit fair values;
- actual performance compared with budget and prior projections used in its estimation of reporting unit fair values;
- industry and market conditions; and
- the year-over-year change in the Company's share price.

Other intangible assets that are not deemed to have an indefinite life are amortized over their estimated lives and assessed for impairment upon the occurrence of certain triggering events in accordance with applicable accounting literature. Based on its assessment, the Company concluded that other intangible assets were not impaired. The Company had no indefinite lived identified intangible assets at December 31, 2025 and 2024.

Changes in the carrying amount of goodwill are as follows:

(In millions)	2025		2024
Balance at January 1,	$	**23,306**	$ 17,231
Goodwill acquired (a)		**562**	6,407
Other adjustments (b)		**469**	(332)
Balance at December 31,	$	**24,337**	$ 23,306

(a) Includes $5.2 billion from the acquisition of McGriff in 2024.

(b) Primarily reflects the impact of foreign exchange.

The goodwill from acquisitions in 2025 and 2024 consists largely of the synergies and economies of scale expected from combining the operations of the Company and the acquired entities and the trained assembled workforce acquired.

The goodwill acquired in 2025 included approximately $264 million and $29 million in the Risk and Insurance Services and Consulting segments, respectively, which is deductible for tax purposes. The goodwill acquired in 2024 included approximately $1.8 billion and $88 million in the Risk and Insurance Services and Consulting segments, respectively, which is deductible for tax purposes.

Goodwill allocable to the Company's reportable segments at December 31, 2025, is $19.5 billion for Risk and Insurance Services and $4.8 billion for Consulting.

The gross cost and accumulated amortization of other intangible assets at December 31, 2025 and 2024 are as follows:

(In millions)	2025					2024				
		Gross Cost		Accumulated Amortization		Net Carrying Amount		Gross Cost	Accumulated Amortization	Net Carrying Amount
Customer relationships (a)	$	**7,091**	$	**2,422**	$	**4,669**	$ 6,650	$ 1,961	$	4,689
Other (a) (b)		**476**		**399**		**77**	476	345		131
Other intangible assets	$	**7,567**	$	**2,821**	$	**4,746**	$ 7,126	$ 2,306	$	4,820

(a) Customer relationships and Other include $2.1 billion and $60 million, respectively from the acquisition of McGriff in 2024.

(b) Primarily non-compete agreements, trade names and developed technology.

Aggregate amortization expense was $549 million, $377 million, and $343 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The estimated future aggregate amortization expense is as follows:

For the Years Ended December 31,		
(In millions)		Estimated Expense
2026	$	544
2027		520
2028		479
2029		436
2030		433
Subsequent years		2,334
Total future amortization	$	4,746

7. Income Taxes

For financial reporting purposes, income before income taxes includes the following components:

For the Years Ended December 31, *(In millions)*		**2025**		2024		2023
Income before income taxes:						
U.S.	**$**	**1,986**	$	1,894	$	1,823
Foreign		**3,553**		3,586		3,203
	$	**5,539**	$	5,480	$	5,026

The expense (benefit) for income taxes is comprised of:						
Current –						
U.S. federal	**$**	**203**	$	247	$	273
U.S. state and local		**131**		123		142
Foreign		**848**		836		838
		1,182		1,206		1,253
Deferred –						
U.S. federal		**73**		53		29
U.S. state and local		**16**		20		15
Foreign		**34**		84		(73)
		123		157		(29)
Total income taxes	**$**	**1,305**	$	1,363	$	1,224

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

December 31, *(In millions)*		**2025**		2024
Deferred tax assets:				
Accrued expenses not currently deductible	**$**	**745**	$	713
Differences related to non-U.S. operations (a)		**286**		282
Accrued U.S. retirement benefits		**131**		149
Net operating losses (b)		**346**		312
Income currently recognized for tax		**39**		40
Other		**49**		40
	$	**1,596**	$	1,536

Deferred tax liabilities:				
Differences related to non-U.S. operations	**$**	**590**	$	588
Depreciation and amortization		**699**		616
Accrued retirement & post-retirement benefits – non-U.S. operations		**440**		374
Capitalized expenses currently recognized for tax		**144**		133
Other		**48**		42
	$	**1,921**	$	1,753

(a) Net of valuation allowances of $96 million in 2025 and $75 million in 2024.

(b) Net of valuation allowances of $62 million in 2025 and $69 million in 2024.

December 31,				
(In millions)		**2025**		2024
Balance sheet classifications:				
Deferred tax assets	$	**212**	$	237
Other liabilities	$	**537**	$	454

Additional U.S. state and withholding taxes would apply to the cumulative undistributed earnings that are indefinitely reinvested in non-U.S. subsidiaries, if such earnings were repatriated. The amount of these additional taxes is estimated to be approximately $100 million.

Future U.S. federal tax costs related to basis differences in non-U.S. subsidiaries are realized through the U.S. Net Controlled Foreign Corporation Tested Income ("NCTI") minimum tax regime, formerly known as Global Intangible Low-Taxed Income ("GILTI"). The Company elected to recognize NCTI tax costs as a period cost and has not provided deferred tax liabilities on these basis differences.

A reconciliation from the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

For the Years Ended December 31,		**2025**	
		Amount	**Percentage**
U.S. federal statutory rate	$	**1,163**	**21.0 %**
U.S. state and local income taxes – net of U.S. Federal income tax benefit (a)		**116**	**2.1**
Change in valuation allowance		**19**	**0.4**
Tax credits		**(20)**	**(0.4)**
Nontaxable and nondeductible items, net		**(8)**	**(0.1)**
Cross-border taxes			
Tax on flow through entities		**(138)**	**(2.5)**
Other		**24**	**0.4**
Other U.S. adjustments		**(24)**	**(0.4)**
Foreign tax effects			
United Kingdom		**41**	**0.7**
Other foreign		**129**	**2.3**
Worldwide changes in prior year unrecognized tax benefits		**3**	**0.1**
Effective tax rate	$	**1,305**	**23.6 %**

(a) State taxes in New York State, California, New York City, Illinois, New Jersey, and Pennsylvania made up the majority (greater than 50 percent) of the tax effect in this category.

For the Years Ended December 31,	2024	2023
U.S. federal statutory rate	21.0 %	21.0 %
U.S. state and local income taxes – net of U.S. Federal income tax benefit	2.1	2.6
Differences related to non-U.S. operations	2.5	2.2
Change in valuation allowance	—	(1.4)
Equity compensation	(0.7)	(0.7)
Uncertain tax positions	(0.3)	(0.1)
Other	0.3	0.7
Effective tax rate	24.9 %	24.3 %

The rates in all periods reflect the effects of tax planning and the ongoing impact of regulatory and other guidance as it became available. The tax rates in all periods include a valuation allowance for certain tax credits, the impact of uncertain tax positions, and certain tax planning benefits. The tax rate in 2023 includes the effect of a release of valuation allowances on deferred tax assets related to the Company's non-U.S. operations, due to sustained profitability.

A valuation allowance was recorded to adjust deferred tax assets to the amount that the Company believes is more likely than not to be realized. Valuation allowances had a net increase of $16 million in 2025, a net increase of $24 million in 2024, and a net decrease of $110 million in 2023. Adjustments of the beginning of the year balances of valuation allowances increased tax expense by $1 million in 2025. Adjustments of the beginning of the year balances of valuation allowances had no impact to the income tax expense in 2024, and decreased income tax expense by $94 million in 2023. Approximately 8% of the Company's net operating loss carryforwards expire from 2026 through 2038, and the remaining 92% are unlimited. The gross deferred tax assets of the potential tax benefit from net operating loss carryforwards at the end of 2025 is primarily comprised of non-U.S. tax benefits of $410 million.

Changes in tax laws, rulings, policies, or related legal and regulatory interpretations occur frequently and may have significant favorable or adverse impacts on our effective tax rate.

On July 4, 2025, U.S. tax legislation was signed into law (known as the "One Big Beautiful Bill Act" or "OBBBA") which made permanent many of the tax provisions enacted in 2017 as part of the Tax Cuts and Jobs Act that were set to expire at the end of 2025. In addition, the OBBBA made changes to certain U.S. corporate tax provisions, but many are generally not effective until 2026. The enactment of the OBBBA does not have a material impact on the results from operations for the current or future years.

The Organization for Economic Cooperation and Development ("OECD") provided model rules for a 15% global minimum tax, known as Pillar Two. Pillar Two has now been enacted by most key non-U.S. jurisdictions where the Company operates, including the U.K. and Ireland. Parts of the minimum tax rules were applicable for 2024, with the remaining provisions becoming fully effective for 2025. This minimum tax is treated as a period cost and does not have a material impact on the Company's financial results of operations for the current period.

While the U.S. has negotiated a "side-by-side" arrangement for the existing U.S. minimum taxes with the intent to exempt U.S. multinational companies from certain of the Pillar Two provisions, uncertainty remains related to the implementation of this arrangement. The Company continues to monitor legislative developments, as well as additional guidance from countries that have enacted Pillar Two legislation, and will ensure it complies with any changes.

Following is a reconciliation of the Company's total gross unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023:

(In millions)		2025		2024		2023
Balance at January 1,	$	112	$	124	$	97
Additions, based on tax positions related to current year		5		5		6
Additions for tax positions of prior years		3		8		44
Reductions for tax positions of prior years		(1)		—		(8)
Settlements		(1)		(10)		(8)
Lapses in statutes of limitations		(9)		(15)		(7)
Balance at December 31,	$	109	$	112	$	124

Of the total unrecognized tax benefits at December 31, 2025, 2024 and 2023, $108 million, $111 million and $122 million, respectively, represent the amount that, if recognized, would favorably affect the effective tax rate in any future periods. The total gross amount of accrued interest and penalties, before any applicable federal benefit, was $48 million at December 31, 2025, $45 million at December 31, 2024, and $48 million at December 31, 2023.

The Company is routinely examined by the jurisdictions in which it has significant operations. In the U.S. federal jurisdiction, the Company participates in the Internal Revenue Service's ("IRS") Compliance Assurance Process ("CAP"), which is structured to be, in effect, a real-time audit. The IRS CAP Audit for tax year 2025 and CAP Maintenance Audits for tax years 2024 and 2023 are ongoing. In 2024, the IRS concluded its examination of the Company's 2022 tax return.

New York is a significant tax jurisdiction for the Company. New York State and New York City have continuing examinations underway in 2025 for various entities covering the years 2015 through 2021. In 2023, the New York State audits for 2013-2014 and the New York City audits for 2010-2014 were finalized.

We conduct business through multiple legal entities in significant jurisdictions outside the U.S. Separate audits for individual entities within a jurisdiction may open or close within a particular year.

The status of audits for significant jurisdictions outside the U.S. are summarized in the table below:

Tax Audit (Years)

Jurisdiction:	Initiated in 2025	Ongoing	Concluded in 2025
United Kingdom	2023	2016 - 2022	
Canada	2024	2021	
Australia	2021 - 2023	2019 - 2020	
Germany		2017 - 2020	
France		2022 - 2023	2021
Italy	2020	2015 - 2017	2018
Singapore	2023	2019 - 2022	2018
Japan	2024		2021 - 2024
Mexico	2020		
India		2007 - 2022	

In 2024, the Company received closure notices and assessments from the U.K. tax authority in relation to its 2016-2020 examinations which disallowed certain interest expense deductions. The Company has appealed the assessments and is prepared to resolve this matter through litigation or alternative dispute resolution, which may take several years.

The Company has established liabilities for uncertain tax positions in relation to potential assessments in the jurisdictions in which it operates. The Company believes the resolution of tax matters will not have a material effect on the consolidated financial position of the Company. However, an adverse resolution of tax matters from current or future audits or tax litigation could have a material impact on the Company's net income or cash flows and on its effective tax rate in a particular future period.

8. Retirement Benefits

The Company maintains qualified and non-qualified defined benefit pension plans for its U.S. and non-U.S. eligible employees.

Combined U.S. and Non-U.S. Plans

The weighted average actuarial assumptions utilized for the U.S. and significant non-U.S. defined benefit plans and post-retirement benefit plans are as follows:

	Pension Benefits		Post-retirement Benefits	
	2025	2024	**2025**	2024
Weighted average assumptions:				
Discount rate (for expense)	**5.36 %**	4.95 %	**5.07 %**	5.26 %
Expected return on plan assets	**5.43 %**	5.44 %	—	—
Rate of compensation increase (for expense) *	**3.22 %**	3.16 %	—	—
Discount rate (for benefit obligation)	**5.39 %**	5.36 %	**5.18 %**	5.07 %
Rate of compensation increase (for benefit obligation) *	**3.12 %**	3.22 %	—	—

(*) There are no rate of compensation increase assumptions included for the primary U.S. defined benefit plans since all future benefit accruals were discontinued for those plans after December 31, 2016 and earned benefits are not subject to final salary level adjustments.

The target asset allocation for the U.S. plans is 50% equities and equity alternatives and 50% fixed income. At December 31, 2025, the actual allocation for the U.S. plans was 50% equities and equity alternatives and 50% fixed income. The target asset allocation for the U.K. plans, which comprise approximately 78% of non-U.S. plan assets, is 7% equities and equity alternatives and 93% fixed income. At December 31, 2025, the actual allocation for the U.K. plans was 8% equities and equity alternatives and 92% fixed income.

The assets of the Company's defined benefit plans are diversified and are managed in accordance with applicable laws and with the goal of maximizing the plans' asset returns within acceptable risk parameters. Asset allocation is frequently monitored to ensure the actual portfolio remains consistent with target asset allocation ranges. This includes the use of threshold-based portfolio re-balancing where appropriate.

In the third quarter of 2025, the Trustee of the MMC U.K. Pension Fund (the "Fund") invested in a $2.5 billion (£1.9 billion) insurance policy that will reimburse the Fund for all future benefit payments to the retirees and beneficiaries in one of the sections of the Fund (a "buy-in"). Fund assets were used for the buy-in and it is accounted for at fair value as an investment. The transaction had no impact on the 2025 net benefit credit.

The net benefit (credit) or cost of the Company's defined benefit and other post-retirement plans is measured on an actuarial basis using various methods and assumptions.

The components of the net benefit (credit) or cost for the years 2025, 2024 and 2023 are as follows:

Combined U.S. and significant non-U.S. Plans For the Years Ended December 31,	Pension Benefits			Post-retirement Benefits		
(In millions)	2025	2024	2023	2025	2024	2023
Service cost	$ 28	$ 23	$ 23	$ —	$ —	$ —
Interest cost	592	579	599	3	3	3
Expected return on plan assets	(842)	(876)	(860)	—	—	—
Amortization of prior service	1	1	—	—	(2)	(2)
Recognized actuarial loss (gain)	42	31	22	(1)	(6)	(3)
Net periodic benefit (credit) cost	(179)	(242)	(216)	2	(5)	(2)
Settlement loss	11	2	2	—	—	—
Net benefit (credit) cost	$ (168)	$ (240)	$ (214)	$ 2	$ (5)	$ (2)

The following table provides the amounts reported in the consolidated statements of income:

Combined U.S. and significant non-U.S. Plans For the Years Ended December 31,	Pension Benefits			Post-retirement Benefits		
(In millions)	2025	2024	2023	2025	2024	2023
Compensation and benefits expense	$ 28	$ 23	$ 23	$ —	$ —	$ —
Other net benefit (credit) cost	(196)	(263)	(237)	2	(5)	(2)
Net benefit (credit) cost	$ (168)	$ (240)	$ (214)	$ 2	$ (5)	$ (2)

Plan Assets

For the U.S. plans, investment allocation decisions are made by a fiduciary committee composed of senior executives appointed by the Company's Chief Executive Officer. For the non-U.S. plans, investment allocation decisions are made by local fiduciaries, in consultation with the Company for the larger plans. Plan assets are invested in a manner consistent with the fiduciary standards set forth in all relevant laws relating to pensions and trusts in each country. Primary investment objectives are: (1) to achieve an investment return that, in combination with current and future contributions, will provide sufficient funds to pay benefits as they become due, and (2) to minimize the risk of large losses. The investment allocations are designed to meet these objectives by broadly diversifying plan assets among numerous asset classes with differing expected returns, volatilities, and correlations.

The major categories of plan assets include equity securities, equity alternative investments, and fixed income securities. For the U.S. plans, the Company uses threshold-based portfolio re-balancing to ensure the actual portfolio remains consistent with target asset allocation ranges. The category ranges for both equities and equity alternatives, and for fixed income securities are 46%-54%. For the U.K. plans, asset allocation is frequently monitored and re-balancing actions are taken as appropriate.

Plan investments are exposed to stock market, interest rate, and credit risk. Concentrations of these risks are generally limited due to diversification by investment style within each asset class, diversification by investment manager, diversification by industry sectors and issuers, and the dispersion of investments across many geographic areas.

U.S. Plans

The following tables provide information concerning the Company's U.S. defined benefit pension and post-retirement benefit plans:

(In millions)	U.S. Pension Benefits 2025		U.S. Pension Benefits 2024	U.S. Post-retirement Benefits 2025		U.S. Post-retirement Benefits 2024
Change in benefit obligation:						
Benefit obligation at beginning of year	$	4,594	$ 4,690	$	17	$ 20
Service cost		1	—		—	—
Interest cost		253	250		1	1
Employee contributions		—	—		3	3
Plan combinations (a)		(17)	62		—	—
Actuarial loss (gain)		63	(107)		3	2
Effect of settlement		(4)	—		—	—
Benefits paid		(309)	(301)		(8)	(9)
Benefit obligation, December 31	$	4,581	$ 4,594	$	16	$ 17
Change in plan assets:						
Fair value of plan assets at beginning of year	$	4,062	$ 4,234	$	2	$ 2
Actual return on plan assets		323	95		—	—
Employer contributions		38	34		5	5
Employee contributions		—	—		3	4
Effect of settlement		(4)	—		—	—
Benefits paid		(309)	(301)		(8)	(9)
Fair value of plan assets, December 31	$	4,110	$ 4,062	$	2	$ 2
Net funded status, December 31	$	(471)	$ (532)	$	(14)	$ (15)
Amounts recognized in the consolidated balance sheets:						
Current liabilities	$	(34)	$ (37)	$	—	$ (1)
Non-current liabilities		(437)	(495)		(14)	(14)
Net liability recognized, December 31	$	(471)	$ (532)	$	(14)	$ (15)
Amounts recognized in other comprehensive income (loss):						
Prior service (cost)	$	(1)	$ (1)	$	—	$ —
Net actuarial (loss) gain		(1,436)	(1,427)		(1)	2
Total recognized accumulated other comprehensive (loss) income, December 31	$	(1,437)	$ (1,428)	$	(1)	$ 2
Cumulative employer contributions in excess of (less than) net benefit (credit) cost		966	896		(13)	(17)
Net amount recognized in consolidated balance sheets	$	(471)	$ (532)	$	(14)	$ (15)
Accumulated benefit obligation, December 31	$	4,576	$ 4,577	$	—	$ —

(a) Includes plans from the acquisition of McGriff in 2024.

(In millions)	U.S. Pension Benefits		U.S. Post-retirement Benefits	
	2025	2024	**2025**	2024
Reconciliation of net actuarial (loss) gain recognized in accumulated other comprehensive income (loss):				
Beginning balance	**$ (1,427)**	$ (1,347)	**$ 2**	$ 4
Recognized as component of net benefit cost (credit)	**24**	21	**—**	—
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss):				
Liability experience	**(63)**	107	**(3)**	(2)
Asset experience	**30**	(208)	**—**	—
Total gain recognized as change in plan assets and benefit obligations	**(33)**	(101)	**(3)**	(2)
Net actuarial (loss) gain, December 31	**$ (1,436)**	$ (1,427)	**$ (1)**	$ 2

For the Years Ended December 31,	U.S. Pension Benefits			U.S. Post-retirement Benefits		
(In millions)	**2025**	2024	2023	**2025**	2024	2023
Total recognized in net benefit (credit) cost and other comprehensive (income) loss	**$ (6)**	$ 48	$ (105)	**$ 4**	$ 2	$ 3

The weighted average actuarial assumptions utilized in determining expense during the year and benefit obligation at the end of the year for the U.S. defined benefit and other U.S. post-retirement plans are as follows:

	U.S. Pension Benefits		U.S. Post-retirement Benefits	
	2025	2024	**2025**	2024
Weighted average assumptions:				
Discount rate (for expense)	**5.76 %**	5.52 %	**5.52 %**	5.34 %
Expected return on plan assets	**6.49 %**	6.49 %	**—**	—
Discount rate (for benefit obligation)	**5.61 %**	5.76 %	**5.10 %**	5.52 %

The accumulated benefit obligation and aggregate fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $4.6 billion and $4.1 billion, respectively, at both December 31, 2025 and December 31, 2024.

The projected benefit obligation and fair value of plan assets for U.S. pension plans with projected benefit obligations in excess of plan assets was $4.6 billion and $4.1 billion, respectively, at both December 31, 2025 and December 31, 2024.

At December 31, 2025, the U.S. qualified plan held one million shares of the Company's common stock which were contributed to the qualified plan by the Company in 2005. This represented approximately 4.5% of that plan's assets at December 31, 2025.

The components of the net benefit (credit) cost for the U.S. defined benefit and other post-retirement benefit plans are as follows:

U.S. Plans only For the Years Ended December 31, (In millions)	Pension Benefits			Post-retirement Benefits		
	2025	2024	2023	2025	2024	2023
Service cost	$ 1	$ —	$ —	$ —	$ —	$ —
Interest cost	253	$ 250	260	1	1	1
Expected return on plan assets	(293)	(303)	(311)	—	—	—
Recognized actuarial loss (gain)	24	21	19	—	(1)	(2)
Net periodic benefit (credit) cost	(15)	(32)	(32)	1	—	(1)
Settlement loss	1	—	—	—	—	—
Net benefit (credit) cost	$ (14)	$ (32)	$ (32)	$ 1	$ —	$ (1)

The assumed health care cost trend rate for Medicare eligibles and non-Medicare eligibles was approximately 8.6% in 2025, gradually declining to 4.0% in 2049. Assumed health care cost trend rates have a small effect on the amounts reported for the U.S. health care plans because the Company caps its share of health care trend at 5.0%.

Estimated Future Contributions

The Company expects to contribute approximately $34 million to its non-qualified U.S. plans in 2026. The Company's policy for funding its tax-qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in the U.S. and applicable foreign law. The Company made required contributions of $2 million to its U.S. qualified plans in 2025. In 2026, the Company is expected to be required to make contributions totaling $33 million to its U.S. qualified plans.

Non-U.S. Plans

The following tables provide information concerning the Company's non-U.S. defined benefit pension and post-retirement benefit plans:

(In millions)	Non-U.S. Pension Benefits 2025	2024	Non-U.S. Post-retirement Benefits 2025	2024
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 6,834	$ 7,521	$ 46	$ 40
Service cost	27	23	—	—
Interest cost	339	329	2	2
Employee contributions	3	3	—	—
Plan combination	3	—	—	—
Actuarial (gain) loss	(244)	(423)	(1)	9
Plan amendments	—	(2)	—	—
Effect of settlement	(28)	(16)	—	—
Benefits paid	(372)	(365)	(3)	(3)
Foreign currency changes	539	(236)	3	(2)
Benefit obligation, December 31	$ 7,101	$ 6,834	$ 47	$ 46
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 8,495	$ 9,308	$ —	$ —
Plan combination	4	—	—	—
Actual return on plan assets	180	(259)	—	—
Effect of settlement	(28)	(16)	—	—
Employer contributions	44	59	3	3
Employee contributions	3	3	—	—
Benefits paid	(372)	(365)	(3)	(3)
Foreign currency changes	657	(235)	—	—
Fair value of plan assets, December 31	$ 8,983	$ 8,495	$ —	$ —
Net funded status, December 31	$ 1,882	$ 1,661	$ (47)	$ (46)
Amounts recognized in the consolidated balance sheets:				
Non-current assets	$ 2,140	$ 1,913	$ —	$ —
Current liabilities	(10)	(8)	(2)	(3)
Non-current liabilities	(248)	(244)	(45)	(43)
Net asset (liability) recognized, December 31	$ 1,882	$ 1,661	$ (47)	$ (46)
Amounts recognized in other comprehensive loss:				
Prior service (cost) credit	$ (14)	$ (14)	$ —	$ 1
Net actuarial (loss) gain	(3,897)	(3,519)	3	3
Total recognized accumulated other comprehensive (loss) income, December 31	$ (3,911)	$ (3,533)	$ 3	$ 4
Cumulative employer contributions in excess of (less than) net benefit (credit) cost	5,793	5,194	(50)	(50)
Net asset (liability) recognized in consolidated balance sheets, December 31	$ 1,882	$ 1,661	$ (47)	$ (46)
Accumulated benefit obligation, December 31	$ 6,995	$ 6,725	$ —	$ —

(In millions)	Non-U.S. Pension Benefits		Non-U.S. Post-retirement Benefits	
	2025	2024	**2025**	2024
Reconciliation of prior service (cost) credit recognized in accumulated other comprehensive (loss) income:				
Beginning balance	**$ (14)**	$ (17)	**$ 1**	$ 3
Recognized as component of net benefit (credit) cost:				
Amortization of prior service credit (cost)	**1**	1	**(1)**	(2)
Total recognized as component of net benefit cost (credit)	**1**	1	**(1)**	(2)
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Plan amendments	**—**	2	**—**	—
Exchange rate adjustments	**(1)**	—	**—**	—
Prior service (cost) credit, December 31	**$ (14)**	$ (14)	**$ —**	$ 1

(In millions)	Non-U.S. Pension Benefits		Non-U.S. Post-retirement Benefits	
	2025	2024	**2025**	2024
Reconciliation of net actuarial (loss) gain recognized in accumulated other comprehensive (loss) income:				
Beginning balance	**$ (3,519)**	$ (3,219)	**$ 3**	$ 17
Recognized as component of net benefit cost (credit):				
Amortization of net gain (loss)	**18**	10	**(1)**	(5)
Effect of settlement	**10**	2	**—**	—
Total recognized as component of net benefit cost (credit)	**28**	12	**(1)**	(5)
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss):				
Liability experience	**244**	423	**1**	(9)
Asset experience	**(373)**	(831)	**—**	—
Total amount recognized as change in plan assets and benefit obligations	**(129)**	(408)	**1**	(9)
Exchange rate adjustments	**(277)**	96	**—**	—
Net actuarial (loss) gain, December 31	**$ (3,897)**	$ (3,519)	**$ 3**	$ 3

For the Years Ended December 31, (In millions)	Non-U.S. Pension Benefits			Non-U.S. Post-retirement Benefits		
	2025	2024	2023	**2025**	2024	2023
Total recognized in net benefit (credit) cost and other comprehensive (income) loss	**$ 224**	$ 89	$ 429	**$ 2**	$ 11	$ (9)

The weighted average actuarial assumptions utilized in determining expense during the year and benefit obligation at the end of the year for the non-U.S. defined benefit plans are as follows:

	Non-U.S. Pension Benefits		Non-U.S. Post-retirement Benefits	
	2025	2024	**2025**	2024
Weighted average assumptions:				
Discount rate (for expense)	**5.09 %**	4.59 %	**4.90 %**	5.22 %
Expected return on plan assets	**4.92 %**	4.96 %	—	—
Rate of compensation increase (for expense)	**3.22 %**	3.16 %	—	—
Discount rate (for benefit obligation)	**5.25 %**	5.09 %	**5.20 %**	4.90 %
Rate of compensation increase (for benefit obligation)	**3.12 %**	3.22 %	—	—

The accumulated benefit obligation and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $436 million and $222 million, respectively, at December 31, 2025 and $462 million and $248 million, respectively, at December 31, 2024.

The projected benefit obligation and fair value of plan assets for non-U.S. pension plans with projected benefit obligations in excess of plan assets was $532 million and $275 million, respectively, at December 31, 2025 and $564 million and $312 million, respectively, at December 31, 2024.

Components of Net Benefit (Credit) or Cost

The components of the net benefit (credit) or cost for the non-U.S. defined benefit and other post-retirement benefit plans and the curtailment, settlement and termination expenses are as follows:

For the Years Ended December 31,	Non-U.S. Pension Benefits			Non-U.S. Post-retirement Benefits		
(In millions)	**2025**	2024	2023	**2025**	2024	2023
Service cost	$ **27**	$ 23	$ 23	$ **—**	$ —	$ —
Interest cost	**339**	329	339	**2**	2	2
Expected return on plan assets	**(549)**	(573)	(549)	**—**	—	—
Amortization of prior service credit	**1**	1	—	**—**	(2)	(2)
Recognized actuarial loss	**18**	10	3	**(1)**	(5)	(1)
Net periodic benefit (credit) cost	**(164)**	(210)	(184)	**1**	(5)	(1)
Settlement loss	**10**	2	2	**—**	—	—
Net benefit (credit) cost	$ **(154)**	$ (208)	$ (182)	$ **1**	$ (5)	$ (1)

The assumed health care cost trend rate was approximately 5.43% in 2025, gradually declining to 5.11% in 2040. Assumed health care cost trend rates can have a significant effect on the amounts reported for the non-U.S. health care plans.

Estimated Future Contributions

The Company expects to contribute approximately $39 million to its non-U.S. pension plans in 2026. Funding requirements for non-U.S. plans vary by country. Contribution rates are generally based on local funding practices and requirements, which may differ significantly from measurements in accordance with U.S. GAAP. Funding amounts may be influenced by future asset performance, the level of discount rates and other variables impacting the assets and/or liabilities of the plan. Discretionary contributions may also be affected by alternative uses of the Company's cash flows, including dividends, investments and share repurchases.

In the U.K., the assumptions used to determine pension contributions are the result of legally prescribed negotiations between the Company and the plans' trustee that typically occurs every 3 years in conjunction with the actuarial valuation of the plans. Currently, this results in a lower funded status than under U.S. GAAP and may result in contributions irrespective of the U.S. GAAP funded status.

The MMC U.K. Pension Fund has four segregated defined benefit sections, all in a surplus funding position at December 31, 2024. Based on that funding position, an agreement was reached with the trustee in the fourth quarter of 2025 that no deficit funding will be required to any of the defined benefit sections until 2029 at the earliest, following the completion in 2028 of the December 31, 2027 valuation. The Company's prior agreement to support certain annual deficit contributions that may have been required by U.K. operating companies under certain circumstances, expiring on December 31, 2025, was not renewed in January 2026 due to the improved surplus funding position.

Estimated Future Benefit Payments

The estimated future benefit payments for the Company's pension and post-retirement benefit plans are as follows:

For the Years Ended December 31,	Pension Benefits				Post-retirement Benefits			
(In millions)		U.S.		Non-U.S.		U.S.		Non-U.S.
2026	$	331	$	411	$	3	$	3
2027	$	341	$	406	$	2	$	3
2028	$	350	$	419	$	2	$	3
2029	$	352	$	437	$	2	$	3
2030	$	353	$	448	$	2	$	3
2031-2035	$	1,732	$	2,396	$	6	$	17

Defined Benefit Plans Fair Value Disclosures

The U.S. and non-U.S. plan investments are classified into:

- Level 1, which refers to investments valued using quoted prices from active markets for identical assets;

- Level 2, which refers to investments not traded on an active market but for which observable market inputs are readily available;

- Level 3, which refers to investments valued based on significant unobservable inputs; and

- Investments valued using net asset value ("NAV") as a practical expedient.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Refer to Note 10, Fair Value Measurements, for further description of the fair value hierarchy.

In 2025, the Company refined the presentation of Other Investments in the fair value tables below to reclassify certain items to Insurance group annuity contracts and Net derivative liabilities. The prior year presentation was conformed to the current presentation with no impact on the total of net investments.

The following table sets forth, by level within the fair value hierarchy, a summary of the U.S. and non-U.S. plans' investments measured at fair value on a recurring basis at December 31, 2025 and 2024:

	Fair Value Measurements at December 31, 2025				
Assets *(In millions)*	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Common/collective trusts	**$ —**	**$ —**	**$ —**	**$ 3,330**	**$ 3,330**
Corporate obligations	**—**	**1,458**	**—**	**—**	**1,458**
Corporate stocks	**86**	**53**	**1**	**—**	**140**
Private equity/partnerships	**—**	**—**	**—**	**1,222**	**1,222**
Government securities	**16**	**3,018**	**—**	**—**	**3,034**
Real estate	**—**	**—**	**—**	**57**	**57**
Short-term investment funds	**774**	**—**	**—**	**—**	**774**
Company common stock	**186**	**—**	**—**	**—**	**186**
Insurance group annuity contracts	**—**	**—**	**2,722**	**—**	**2,722**
Other investments	**33**	**56**	**253**	**—**	**342**
Total investments	**1,095**	**4,585**	**2,976**	**4,609**	**13,265**
Net derivative liabilities	**—**	**(78)**	**(115)**	**—**	**(193)**
Net investments	**$ 1,095**	**$ 4,507**	**$ 2,861**	**$ 4,609**	**$ 13,072**

	Fair Value Measurements at December 31, 2024				
Assets *(In millions)*	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Common/collective trusts	$ 2	$ —	$ —	$ 3,226	$ 3,228
Corporate obligations	—	2,675	—	—	2,675
Corporate stocks	339	35	1	—	375
Private equity/partnerships	—	—	—	1,295	1,295
Government securities	20	4,559	—	—	4,579
Real estate	—	—	—	57	57
Short-term investment funds	292	—	—	—	292
Company common stock	212	—	—	—	212
Insurance group annuity contracts	—	—	164	—	164
Other investments	9	13	249	—	271
Total investments	874	7,282	414	4,578	13,148
Net derivative liabilities	—	(449)	(124)	—	(573)
Net investments	$ 874	$ 6,833	$ 290	$ 4,578	$ 12,575

The above tables do not include receivables or payables related to securities at December 31, 2025 and 2024.

The tables below set forth a summary of changes in the fair value of the plans' Level 3 assets for the years ended December 31, 2025 and December 31, 2024:

Assets (In millions)	Fair Value, January 1, 2025	Purchases	Sales	Settlements	Unrealized Gain/ (Loss)	Realized Gain/ (Loss)	Exchange Rate Impact	Transfers in/(out) and Other	Fair Value, December 31, 2025
Corporate stocks	$ 1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1
Insurance group annuity contracts	164	2,468	—	(75)	92	—	73	—	2,722
Other investments	249	14	(20)	—	(20)	—	30	—	253
Total investments	414	2,482	(20)	(75)	72	—	103	—	2,976
Net derivative liabilities	(124)	—	78	—	(60)	—	(9)	—	(115)
Net investments	$ 290	$ 2,482	$ 58	$ (75)	$ 12	$ —	$ 94	$ —	$ 2,861

Assets (In millions)	Fair Value, January 1, 2024	Purchases	Sales	Settlements	Unrealized Gain/ (Loss)	Realized Gain/ (Loss)	Exchange Rate Impact	Transfers in/(out) and Other	Fair Value, December 31, 2024
Corporate stocks	$ 1	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1
Insurance group annuity contracts	185	—	—	(13)	(18)	—	10	—	164
Other investments	251	17	(18)	—	16	—	(17)	—	249
Total investments	437	17	(18)	(13)	(2)	—	(7)	—	414
Net derivative liabilities	(134)	—	—	—	8	—	2	—	(124)
Net investments	$ 303	$ 17	$ (18)	$ (13)	$ 6	$ —	$ (5)	$ —	290

The following is a description of the valuation methodologies used for assets measured at fair value:

Company common stock: Valued at the closing price reported on the New York Stock Exchange.

Common stocks, preferred stocks, convertible equity securities, rights/warrants and real estate investment trusts (included in Corporate stocks): Valued at the closing price reported on the primary exchange.

Corporate bonds (included in Corporate obligations): The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable) and bond spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models.

Commercial mortgage-backed and asset-backed securities (included in Corporate obligations): Fair value is determined using discounted cash flow models. Observable inputs are based on trade and quote activity of bonds with similar features including issuer vintage, purpose of underlying loan (first or second lien), prepayment speeds and credit ratings. The discount rate is the combination of the appropriate rate from the benchmark yield curve and the discount margin based on quoted prices.

Common/Collective trusts: Trust assets include mutual funds that are valued based on readily determinable market values and other assets valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

U.S. government bonds (included in Government securities): The fair value of U.S. government bonds is estimated by pricing models that utilize observable market data including quotes, spreads and data points for yield curves.

Private equity and real estate partnerships: Investments in private equity and real estate partnerships are valued based on the fair value reported by the manager of the corresponding partnership and reported on a one quarter lag. The managers provide unaudited quarterly financial statements and audited annual financial statements which set forth the value of the fund. The valuations obtained from the managers are based on various analyses on the underlying holdings in each partnership, including financial valuation models and projections, comparable valuations from the public markets, and precedent private market transactions. Investments are valued in the accompanying financial statements based on the Plan's beneficial interest in the underlying net assets of the partnership as determined by the partnership agreement.

Insurance group annuity contracts: The fair value for these investments has been calculated based on the price paid for the annuity contracts, updated to reflect changes in market conditions and annuity payments received. The calculation discounts the insured projected cash flows using a risk-free discount rate adjusted for estimated insurer pricing.

Net derivative liabilities: Includes interest rate swaps, inflation swaps, longevity swaps, total return swaps, repurchase agreements and equity-based derivatives, primarily related to the U.K. plans. These derivatives are structured to hedge interest rate, inflation, longevity and equity exposure in the U.K. plans. Fair values for interest rate, inflation and equity-based derivatives are calculated using a discounted cash flow pricing model. These models use observable market data such as contractual fixed rate, spot equity price or index value and dividend data. The fair value for the longevity swap is determined by discounting expected future cash flows using market-consistent rates and probabilities to estimate the replacement policy value.

Short-term investment funds: Primarily high-grade money market instruments valued at a readily determinable price.

Other investments: Primarily insured retirement plan assets valued using significant unobservable inputs.

Defined Contribution Plans

The Company maintains certain defined contribution plans for its employees, including the Marsh & McLennan Companies 401(k) Savings & Investment Plan ("MMC 401(k) Plan") and the Marsh & McLennan Agency Savings and Investment Plan (collectively, the "401(k) Plans"), that are qualified under U.S. tax laws. For the 401(k) Plans, eligible employees may contribute a percentage of their base salary, subject to certain limitations, and the Company matches a fixed portion of the employees' contributions. In addition, the Company also amended the MMC 401(k) Plan for most of its U.S. employees to add an automatic Company contribution equal to 4% of eligible base pay beginning on January 1, 2017. The 401(k) Plans contain an Employee Stock Ownership Plan feature under U.S. tax law. Approximately $580 million of the 401(k) Plans' assets at December 31, 2025 and $737 million at December 31, 2024 were invested in the Company's common stock. If a participant does not choose an investment direction for their future contributions, they are automatically invested in a BlackRock LifePath Portfolio that most closely matches the participant's expected retirement year. The cost of these defined contribution plans was $208 million in 2025, $188 million in 2024 and $173 million in 2023.

In addition, the Company has significant defined contribution plans in the U.K. Effective August 1, 2014, a newly formed defined contribution plan replaced the existing defined contribution and defined benefit plans with regard to future service. In addition, the Company assumed responsibility for the defined contribution section of the JLT U.K. plan. Members of the JLT U.K. plan defined contribution section transferred to the MMC U.K. Pension Fund defined contribution section in 2021. The cost of the U.K. defined contribution plan was $183 million, $170 million and $158 million in 2025, 2024 and 2023, respectively.

9. Stock Benefit Plans

The Company maintains multiple stock-based payment arrangements under which employees may be awarded restricted stock units, stock options and other forms of stock-based benefits.

Marsh & McLennan Companies, Inc. Incentive and Stock Award Plans

On May 15, 2025, the Amended and Restated 2020 Incentive and Stock Award Plan (the "2020 Plan") was approved by the Company's stockholders and replaced the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan.

The types of awards permitted under the 2020 Plan include stock options, restricted stock units payable in Company common stock or cash, and other stock-based awards. Performance-based restricted stock units are referred to as performance stock units. The 2020 Plan contains a provision which, in the event of a change in control of the Company, may accelerate the vesting of awards. This provision requires both a change in control of the Company and a subsequent specified termination of employment for vesting to be accelerated. There are 29 million shares approved for issuance under the 2020 Plan.

The Company's current practice is to grant non-qualified stock options, restricted stock units ("RSUs") and/or performance stock units ("PSUs") on an annual basis to certain employees as part of their annual total compensation. Senior executives are granted options and PSU awards. In addition, a small group of other employees are granted options, PSU and RSU awards and a larger group of other employees are granted RSU awards. RSU awards are also granted to new hires or as retention awards for certain employees.

Stock Options: The Company currently grants non-qualified stock options under the 2020 Plan. The Compensation Committee determines when the options vest and may be exercised and under what terms the options are forfeited. Options are generally granted with an exercise price equal to the market value of the Company's common stock on the date of grant, as defined in the plan under which the options are granted. Option awards generally vest 25% per year and have a contractual term of 10 years.

The estimated fair value of options granted is calculated using the Black-Scholes option pricing valuation model. This model considers several factors and assumptions. The dividend yield assumption is based on anticipated dividends over the expected life of the stock options.

The assumptions used in the Black-Scholes option pricing valuation model for options granted by the Company in 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Risk-free interest rate	**4.36 %**	4.31 %	4.11 %
Expected life (in years)	**5.8**	5.8	5.8
Expected volatility	**20.87 %**	20.96 %	22.59 %
Expected dividend yield	**1.42 %**	1.42 %	1.44 %

A summary of the status of the Company's stock option awards at December 31, 2025 and changes during the year then ended are presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Balance at January 1, 2025	5,610,653	$ 126.64		
Granted	611,699	$ 230.29		
Exercised	(1,511,663)	$ 97.20		
Forfeited	(47,437)	$ 185.49		
Balance at December 31, 2025	4,663,252	$ 149.18	5.3 years	$ 208,615
Options vested or expected to vest at December 31, 2025	4,625,651	$ 148.83	5.3 years	$ 208,211
Options exercisable at December 31, 2025	3,079,037	$ 124.10	4.0 years	$ 194,027

In the above table, forfeited options are unvested options whose requisite service period has not been met. Expired options are vested options that were not exercised. The weighted-average grant-date fair value of the Company's option awards granted in 2025, 2024 and 2023 was $57.32, $49.80 and $41.92, respectively. The total intrinsic value of options exercised during the same periods was $197 million, $190 million and $164 million, respectively.

At December 31, 2025, there was $32.9 million of unrecognized compensation cost related to the Company's option awards. The weighted-average period over which that cost is expected to be recognized is approximately 1.24 years. Cash received from the exercise of stock options in 2025, 2024 and 2023 was $147 million, $137 million and $116 million, respectively.

The Company's policy is to issue treasury shares upon option exercises or share unit conversions. The Company intends to issue treasury shares as long as an adequate number of those shares is available.

Restricted Stock Units and Performance Stock Units: The Company currently grants RSU and PSU awards under the 2020 Plan. The Compensation Committee determines the restrictions on such units, when the restrictions lapse, when the units vest and are paid, and under what terms the units are forfeited. The cost of these awards is amortized over the vesting period, which is generally 3 years. Dividend equivalents are not paid out unless and until such time that the award vests and shares are distributed.

The payout for PSU awards is based on the Company's adjusted EPS growth as modified for executive compensation purposes and a relative total stockholder return ("TSR") modifier versus the S&P 500 constituents, both measured on a three-year basis. The number of shares earned at the end of the three-year vesting period varies from 0% to 200% of the number of PSUs granted, depending on adjusted EPS growth and relative TSR performance. PSU awards are paid out generally at the end of February after the three-year performance period is completed.

The Company accounts for PSU awards as performance condition restricted stock units. The adjusted EPS-related performance condition is not considered in the determination of grant date fair value of such awards. Compensation cost is recognized over the performance period based on management's estimate of the number of units expected to vest and shares to be paid in connection with adjusted EPS growth and is adjusted to reflect the actual number of shares paid out at the end of the three-year performance period for such performance.

The TSR modifier is a market condition with the grant-date fair value determined using a Monte Carlo simulation model. The Monte Carlo model considers several factors and assumptions including the risk-free interest rate, historical volatility of and correlations between the stock prices of the Company and the S&P 500 constituents, and the Company's relative TSR versus S&P 500 constituents for the brief portion of the three-year performance period prior to the grant date.

The assumptions used in the Monte Carlo simulation model for PSU awards granted with the TSR modifier by the Company in 2025 include:

	2025
Risk-Free Interest Rate	4.28 %
Volatility	18.87 %
Initial TSR	6.72 %

A summary of the status of the Company's RSU and PSU awards at December 31, 2025 and changes during the period then ended are presented below:

	Restricted Stock Units		Performance Stock Units	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Non-vested balance at January 1, 2025	3,456,722	$ 179.66	513,273	$ 178.19
Granted	1,558,267	$ 229.89	152,312	$ 253.23
Vested	(1,736,000)	$ 171.32	(191,864)	$ 151.15
Forfeited	(199,375)	$ 202.02	(8,140)	$ 210.76
Non-vested balance at December 31, 2025	3,079,614	$ 208.33	465,581	$ 213.32

The weighted-average grant-date fair value of the Company's RSU awards granted in 2024 and 2023 was $201.01 and $165.05, respectively. The weighted-average grant-date fair value of the Company's PSU awards granted in 2024 and 2023 was $220.05 and $170.80, respectively. The total fair value of the shares distributed in 2025, 2024 and 2023 in connection with the Company's non-option equity awards was $492 million, $483 million and $398 million, respectively.

The payout of shares in 2025 with respect to the PSU awards granted in 2022 was 200% of target based on performance for the three-year performance period. In aggregate, 383,597 shares became distributable in respect to PSUs vested in 2025.

At December 31, 2025, there was $359.6 million of unrecognized compensation cost related to the Company's RSU and PSU awards. The weighted-average period over which that cost is expected to be recognized is approximately one year.

Marsh & McLennan Companies Stock Purchase Plans

In May 1999, the Company's stockholders approved an employee stock purchase plan (the "1999 Plan") to replace the 1994 Employee Stock Purchase Plan (the "1994 Plan"), which terminated on September 30, 1999, following its fifth annual offering. In accordance with the current terms of the 1999 Plan, shares are purchased 4 times during the plan year at a price that is 95% of the average market price on each quarterly purchase date. In accordance with the 1999 Plan, after including the available remaining unused shares in the 1994 Plan and reducing the shares available by 10,000,000 consistent with the Company's Board of Directors' action in March 2007 and the addition of 4,750,000 shares due to a shareholder action in May 2018, no more than 40,350,000 shares of the Company's common stock may be sold. Employees purchased 314,743 shares in 2025 and at December 31, 2025, a total of 3,232,472 shares were available for issuance for the 1999 Plan.

In accordance with the 1995 Company Stock Purchase Plan for International Employees (the "International Plan"), after reflecting the additional 5,000,000 shares of common stock for issuance approved by the Company's Board of Directors in July 2002, the addition of 4,000,000 shares due to a shareholder action in May 2007 and reducing the shares available by 1,000,000 consistent with the Company's Board of Directors' action in March 2018, no more than 11,000,000 shares of the Company's common stock may be sold. Employees purchased 136,957 shares in 2025 and there were 546,820 shares available for issuance at December 31, 2025 for the International Plan. The plans are considered non-compensatory.

10.   Fair Value Measurements

Fair Value Hierarchy

The Company has categorized its assets and liabilities that are valued at fair value on a recurring basis into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy, for disclosure purposes, is determined based on the lowest level input that is significant to the fair value measurement. Assets and liabilities recorded in the consolidated balance sheets at fair value are categorized based on the inputs in the valuation techniques as follows:

Level 1.   Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities and exchange-traded money market mutual funds).

Assets and liabilities measured using Level 1 inputs include exchange-traded equity securities, exchange-traded mutual funds and money market funds.

Level 2.   Assets and liabilities whose values are based on the following:

      a)   quoted prices for similar assets or liabilities in active markets;

      b)   quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

      c)   pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

      d)   pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full asset or liability (for example, certain mortgage loans).

Level 3.   Assets and liabilities whose values are based on prices, or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Assets and liabilities measured using Level 3 inputs relate to assets and liabilities for contingent purchase consideration.

Valuation Techniques

Equity Securities, Money Market Funds and Mutual Funds - Level 1

Investments for which market quotations are readily available are valued at the sale price on their principal exchange or, for certain markets, official closing bid price. Money market funds are valued at a readily determinable price.

Unit Investment Trust - Level 2

Generally valued at the prices of units in unlisted managed investment trusts that are either published on the investment manager's website and/or circulated among market participants as executable quotes.

Contingent Purchase Consideration Assets and Liabilities - Level 3

Purchase consideration for some acquisitions and dispositions made by the Company includes contingent consideration arrangements. Contingent consideration arrangements are based primarily on EBITDA or revenue targets over a period of 2 to 4 years. The fair value of the contingent purchase consideration asset and liability is estimated as the present value of future cash flows to be paid, based on projections of revenue and earnings and related targets of the acquired and disposed entities.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2025 and 2024:

(In millions)	Identical Assets (Level 1)		Observable Inputs (Level 2)		Unobservable Inputs (Level 3)		Total	
	12/31/25	12/31/24	12/31/25	12/31/24	12/31/25	12/31/24	12/31/25	12/31/24
Assets:								
Financial instruments owned:								
Exchange traded equity securities (a)	$ 12	$ 7	$ —	$ —	$ —	$ —	$ 12	$ 7
Mutual funds (a)	202	194	—	—	—	—	202	194
Unit investment trust (a)	—	—	—	83	—	—	—	83
Money market funds (b)	633	353	—	—	—	—	633	353
Total assets measured at fair value	$ 847	$ 554	$ —	$ 83	$ —	$ —	$ 847	$ 637
Fiduciary Assets:								
Money market funds	$ 322	$ 76	$ —	$ —	$ —	$ —	$ 322	$ 76
Total fiduciary assets measured at fair value	$ 322	$ 76	$ —	$ —	$ —	$ —	$ 322	$ 76
Liabilities:								
Contingent purchase consideration liabilities (c)	$ —	$ —	$ —	$ —	$ 268	$ 161	$ 268	$ 161
Total liabilities measured at fair value	$ —	$ —	$ —	$ —	$ 268	$ 161	$ 268	$ 161

(a) Included in other assets in the consolidated balance sheets.

(b) Included in cash and cash equivalents in the consolidated balance sheets.

(c) Included in accounts payable and accrued liabilities and other liabilities in the consolidated balance sheets.

In 2025 and 2024, there were no assets or liabilities that were transferred between levels.

The following table sets forth a summary of the changes in fair value of the Company's Level 3 liabilities for the years ended December 31, 2025 and December 31, 2024.

(In millions)	2025	2024
Balance at January 1,	$ 161	$ 252
Net additions	80	64
Payments	(41)	(166)
Revaluation impact	62	15
Other	6	(4)
Balance at December 31,	$ 268	$ 161

Long-Term Investments

The Company has investments in certain private equity funds as well as in public and private companies that are accounted for using the equity method of accounting. The carrying value of these investments was $301 million and $257 million at December 31, 2025 and 2024, respectively.

Private Equity Investments

The Company's investments in private equity funds were $220 million and $182 million at December 31, 2025 and 2024, respectively. The carrying values of these private equity investments approximates fair value. The underlying private equity funds follow investment company accounting, where investments within the fund are carried at fair value. The Company records in earnings its proportionate share of the change in fair value of the funds in the investment income line in the consolidated statements of income. These investments are included in other assets in the consolidated balance sheets. The Company recorded net investment income from these investments of $30 million, $4 million and $7 million in 2025, 2024 and 2023, respectively.

At December 31, 2025, the Company has commitments of potential future investments of approximately $101 million in private equity funds that invest primarily in financial services companies.

Investments in Public and Private Companies

The Company has investments in private insurance brokerage and consulting companies with a carrying value of $81 million and $75 million at December 31, 2025 and 2024, respectively. These investments are accounted for using the equity method of accounting, the results of which are included in revenue in the consolidated statements of income and the carrying value of which is included in other assets in the consolidated balance sheets. The Company records its share of income or loss on its equity method investments, some of which are on a one quarter lag basis.

Other Investments

The Company held certain equity investments with readily determinable market values of $24 million and $19 million, at December 31, 2025 and 2024, respectively. The Company recorded mark-to-market gains on these investments of $4 million and $1 million in 2025 and 2024, respectively, and a mark-to-market loss of $1 million in 2023.

The Company also held investments without readily determinable market values of $17 million and $16 million at December 31, 2025 and 2024, respectively. In 2023, the Company recorded a net loss of $1 million on these investments.

In January 2025, the Company disposed an investment in a unit trust fund of $83 million held at December 31, 2024. The Company recorded mark-to-market gains from this investment of $7 million in 2024.

11.   Derivatives

Net Investment Hedge

The Company has investments in various subsidiaries with Euro functional currencies. As a result, the Company is exposed to the risk of fluctuations between the Euro and U.S. dollar exchange rates. As part of its risk management program, the Company designated its €1.1 billion senior note debt instruments ("Euro notes") as a net investment hedge (the "hedge") of its Euro denominated subsidiaries. The hedge effectiveness is re-assessed each quarter to confirm that the designated equity balance at the beginning of each period continues to equal or exceed 80% of the outstanding balance of the Euro debt instrument and that all the critical terms of the hedging instrument and the hedged net investment continue to match. If the hedge is highly effective, the change in the debt balance related to foreign exchange fluctuations is recorded in accumulated other comprehensive loss in the consolidated balance sheets.

The U.S. dollar value of the Euro notes increased by $149 million in 2025, related to the change in foreign exchange rates. The Company concluded that the hedge was highly effective and recorded an increase to accumulated other comprehensive loss for the year ended December 31, 2025.

12. Leases

The Company leases office facilities under non-cancelable operating leases with terms generally ranging between 10 and 25 years. The Company utilizes these leased office facilities for use by its employees in countries in which the Company conducts its business. The Company's leases have no restrictions on the payment of dividends, the acquisition of debt or additional lease obligations, or entering into additional lease obligations. The leases also do not contain significant purchase options.

Operating leases are recognized on the consolidated balance sheets as ROU assets and operating lease liabilities based on the present value of the remaining future minimum payments over the lease term at the commencement date of the lease. On November 15, 2024, the Company recorded approximately $76 million of ROU assets and lease liabilities from the McGriff acquisition.

In 2025 and 2024, the Company determined that a total of $11 million and $15 million, respectively, of the ROU assets were impaired and recorded a charge to the consolidated statements of income with an offsetting reduction to the ROU assets.

The following table provides additional information about the Company's property leases:

For the Years Ended December 31, (In millions, except weighted average data)		2025		2024
Lease Cost:				
Operating lease cost (a)	$	351	$	331
Short-term lease cost		5		6
Variable lease cost		134		116
Sub-lease income		(22)		(15)
Net lease cost	$	468	$	438
Other information:				
Operating cash outflows from operating leases	$	402	$	376
Right of use assets obtained in exchange for new operating lease liabilities	$	187	$	279
Weighted average remaining lease term – real estate		7.23 years		7.57 years
Weighted average discount rate – real estate leases		3.73 %		3.73 %

(a) Excludes ROU asset impairment charges.

Future minimum lease payments for the Company's operating leases at December 31, 2025 are as follows:

(In millions)		Real Estate Leases
2026	$	393
2027		359
2028		281
2029		233
2030		199
Subsequent years		653
Total future lease payments		2,118
Less: imputed interest		(256)
Total	$	1,862
Current lease liabilities	$	333
Long-term lease liabilities		1,529
Total lease liabilities	$	1,862

Note: The above table excludes obligations for leases with original terms of 12 months or less which have not been recognized as a ROU asset or liability in the consolidated balance sheets.

At December 31, 2025, the Company had additional operating leases that had not yet commenced of $36 million. These operating leases will commence over the next 12 months.

13. Debt

The Company's outstanding debt is as follows:

December 31, *(In millions)*	2025		2024
Short-term:			
Current portion of long-term debt	$ **1,267**	$	519
	$ **1,267**	$	519
Long-term:			
Senior notes – 3.500% due 2025	$ **—**	$	500
Senior notes – 1.349% due 2026	**647**		579
Senior notes – 3.750% due 2026	**600**		599
Senior notes – 4.550% due 2027	**946**		945
Senior notes – Floating due 2027	**299**		299
Senior notes – 4.375% due 2029	**1,499**		1,499
Senior notes – 1.979% due 2030	**646**		566
Senior notes – 2.250% due 2030	**744**		742
Senior notes – 4.650% due 2030	**992**		991
Senior notes – 2.375% due 2031	**398**		397
Senior notes – 4.850% due 2031	**992**		992
Senior notes – 5.750% due 2032	**494**		494
Senior notes – 5.875% due 2033	**298**		299
Senior notes – 5.400% due 2033	**594**		593
Senior notes – 5.150% due 2034	**496**		495
Senior notes – 5.000% due 2035	**1,983**		1,982
Senior notes – 4.750% due 2039	**496**		496
Senior notes – 5.350% due 2044	**495**		495
Senior notes – 4.350% due 2047	**494**		494
Senior notes – 4.200% due 2048	**594**		593
Senior notes – 4.900% due 2049	**1,240**		1,239
Senior notes – 2.900% due 2051	**346**		346
Senior notes – 6.250% due 2052	**492**		491
Senior notes – 5.450% due 2053	**591**		591
Senior notes – 5.700% due 2053	**989**		989
Senior notes – 5.450% due 2054	**493**		493
Senior notes – 5.400% due 2055	**1,479**		1,479
Mortgage – 5.701% due 2035	**249**		267
Other	**1**		2
	19,587		19,947
Less: current portion	**1,267**		519
	$ **18,320**	$	19,428

The senior notes in the table are registered by the Company with the Securities and Exchange Commission and are not guaranteed.

The Company has a $3.5 billion short-term debt financing program through the issuance of commercial paper. The proceeds from the issuance of commercial paper are used for general corporate purposes. The Company did not have any commercial paper outstanding at December 31, 2025 and 2024.

Credit Facilities

The Company has a $3.5 billion multi-currency unsecured five-year revolving credit facility (the "Credit Facility") expiring October 2028. Borrowings under the Credit Facility bear interest at a rate per annum equal, at the Company's option, either at (a) the Secured Overnight Financing Rate ("SOFR") benchmark rate for U.S. dollar borrowings, or (b) a currency specific benchmark rate, plus an applicable margin which varies with the Company's credit ratings. The Company is required to maintain certain coverage and leverage ratios for the Credit Facility, which are evaluated quarterly.

The Credit Facility includes provisions for determining a benchmark replacement rate in the event existing benchmark rates are no longer available or in certain other circumstances, in which an alternative rate may be required. At December 31, 2025 and 2024, the Company had no borrowings under this facility.

The Company also maintains other credit and overdraft facilities with various financial institutions aggregating $122 million at December 31, 2025 and $123 million at December 31, 2024. There were no outstanding borrowings under these facilities at December 31, 2025 and 2024.

The Company has outstanding guarantees and letters of credit with various banks aggregating $150 million and $163 million at December 31, 2025 and 2024, respectively.

Senior Notes

In March 2025, the Company repaid $500 million of 3.500% senior notes at maturity.

In November 2024, the Company issued $7.25 billion in senior notes as follows:

- $950 million 4.550% senior notes due 2027;
- $1 billion 4.650% senior notes due 2030;
- $1 billion 4.850% senior notes due 2031;
- $2 billion 5.000% senior notes due 2035;
- $500 million 5.350% senior notes due 2044;
- $1.5 billion 5.400% senior notes due 2055; and
- $300 million floating rate senior notes due 2027 (the "Floating Notes"),

collectively referred to as the "November 2024 Notes".

For the Floating Notes, interest is calculated based on a compounded SOFR benchmark rate plus 0.700%.

The Company used the net proceeds from the November 2024 Notes offering to fund, in part, the McGriff Transaction, including the payment of related fees and expenses, as well as for general corporate purposes.

In June 2024, the Company repaid $600 million of 3.500% senior notes at maturity. In March 2024, the Company repaid $1 billion of 3.875% senior notes at maturity.

In February 2024, the Company issued $500 million of 5.150% senior notes due 2034 and $500 million of 5.450% senior notes due 2054. The Company used the net proceeds from these issuances for general corporate purposes.

Scheduled repayments of long-term debt in 2026 and in the 4 succeeding years are $1.3 billion, $1.3 billion, $22 million, $1.5 billion and $2.4 billion, respectively.

Bridge Loan Commitment Letter

In connection with the McGriff Transaction, on September 29, 2024, the Company entered into a Bridge Loan Commitment Letter (the "Commitment Letter") to provide the Company under a 364-day unsecured bridge term loan facility in an amount not to exceed $7.75 billion (the "Bridge Loan Facility"). The Company paid approximately $23 million for customary upfront fees related to the Commitment Letter, amortized as interest expense. On November 8, 2024, the Company terminated the Commitment Letter.

Fair Value of Short-term and Long-term Debt

The estimated fair value of the Company's short-term and long-term debt is provided below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown in the following table are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company's intent or need to dispose of the financial instrument.

(In millions)	December 31, 2025		December 31, 2024	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short-term debt	$ 1,267	$ 1,261	$ 519	$ 518
Long-term debt	$ 18,320	$ 18,093	$ 19,428	$ 18,734

The fair value of the Company's short-term debt consists of term debt maturing within the next year and its fair value approximates its carrying value. The estimated fair value of a primary portion of the Company's long-term debt is based on discounted future cash flows using current interest rates available for debt with similar terms and remaining maturities. Short- and long-term debt would be classified as Level 2 in the fair value hierarchy.

14. Restructuring Costs

The Company incurred a total of $222 million for restructuring costs in 2025, compared to $276 million in 2024.

In the third quarter of 2025, the Company launched a three-year program, Thrive (the "Program"), which focuses on brand strategy, delivering greater value to clients, accelerating growth and improving efficiency. Based on current Program estimates, the Company expects to incur approximately $500 million of cost over the three years. Costs will primarily relate to severance, technology and outside services. The Company expects charges incurred to be evenly distributed over the Program period.

In 2025, costs incurred in connection with the Program were $150 million, primarily related to severance. The Company continues to refine its detailed plans for the Program which may change the timing, expected costs, and related savings.

In 2024, the Company incurred $221 million of restructuring costs, primarily severance and lease exit charges, related to the Company initiated activities in the fourth quarter of 2022 focused on workforce actions, rationalization of technology and functional services, and reductions in real estate that were completed at the end of 2024.

The Company incurred restructuring costs in 2025 and 2024, as follows:

For the Years Ended December 31, (In millions)		2025		2024
Risk and Insurance Services	$	134	$	148
Consulting		64		79
Corporate		24		49
Total	$	**222**	$	276

Details of the restructuring activity from January 1, 2024 through December 31, 2025, are as follows:

(In millions)		Severance		Real Estate Related Costs (a)		Information Technology		Consulting and Other Outside Services		Total
Liability at January 1, 2024	$	89	$	39	$	—	$	2	$	130
2024 charges		163		66		25		22		276
Cash payments		(177)		(45)		(24)		(24)		(270)
Non-cash charges		—		(18)		(1)		—		(19)
Liability at December 31, 2024		75		42		—		—		117
2025 charges		**174**		**32**		**—**		**16**		**222**
Cash payments		**(150)**		**(39)**		**—**		**(16)**		**(205)**
Non-cash charges		**—**		**(5)**		**—**		**—**		**(5)**
Liability at December 31, 2025	$	**99**	$	**30**	$	**—**	$	**—**	$	**129**

(a) Includes ROU and fixed asset impairments and other related costs.

The expenses associated with these initiatives are included in compensation and benefits and other operating expenses in the consolidated statements of income. The liabilities associated with these initiatives are classified on the consolidated balance sheets as accounts payable and accrued liabilities, other liabilities or accrued compensation and employee benefits, depending on the nature of the items.

15. Common Stock

The Company has a share repurchase program authorized by the Board of Directors.

In November 2025, the Board of Directors of the Company authorized the Company to repurchase up to $6 billion of the Company's common stock, which superseded any prior authorizations.

In 2025, the Company repurchased 10.1 million shares of its common stock for $2.0 billion. At December 31, 2025, the Company remained authorized to repurchase up to approximately $5.7 billion in shares of its common stock. There is no time limit on the authorization.

In 2024, the Company repurchased 4.3 million shares of its common stock for $900 million.

The Company issued approximately 3.5 million and 3.7 million shares related to stock compensation and employee stock purchase plans for the years ended December 31, 2025 and 2024, respectively.

In January 2026, the Board of Directors of the Company declared a quarterly dividend of $0.900 per share on outstanding common stock, payable in February 2026.

16. Claims, Lawsuits and Other Contingencies

Nature of Contingencies

The Company and its subsidiaries are subject to a significant number of claims, lawsuits and proceedings in the course of our business. Such claims and lawsuits consist principally of alleged errors and omissions in connection with the performance of professional services, including the placement of insurance, the provision of actuarial services for corporate and public sector clients, the provision of investment advice and investment management services to pension plans, the provision of advice relating to pension buy-out transactions and the provision of consulting services relating to the drafting and interpretation of trust deeds and other documentation governing pension plans. These claims often seek damages, including punitive and treble damages, in amounts that could be significant. In establishing liabilities for errors and omissions claims, the Company utilizes case level reviews by inside and outside counsel, and internal actuarial analysis by Marsh Management Consulting, a subsidiary of the Company, and other methods to estimate potential losses. A liability is established when a loss is both probable and reasonably estimable. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable. To the extent that expected losses exceed our deductible in any policy year, the Company also records an asset for the amount that we expect to recover under any available third-party insurance programs. The Company has varying levels of third-party insurance coverage, with policy limits and coverage terms varying significantly by policy year.

Our activities are regulated under the laws of the U.S. and its various states, the U.K., the E.U. and its member states, Australia and the many other jurisdictions in which the Company operates.

The Company also receives subpoenas in the ordinary course of business, and from time to time requests for information in connection with government investigations.

Current Matters

Risk and Insurance Services Segment

- In January 2019, the Company received a notice that the Administrative Council for Economic Defense anti-trust agency in Brazil had commenced an administrative proceeding against a number of insurance brokers, including both Marsh Risk and JLT, and insurers "to investigate an alleged sharing of sensitive commercial and competitive confidential information" in the aviation insurance and reinsurance sector.

- From 2014, Marsh Ltd. was engaged by Greensill Capital (UK) Limited and its affiliates as its insurance broker. Marsh Ltd. placed a number of trade credit insurance policies for Greensill. On March 1, 2021, Greensill filed an action against certain of its trade credit insurers in Australia seeking a mandatory injunction compelling these insurers to renew coverage under expiring policies. Later that day, the Australian court denied Greensill's application. Since then, a number of Greensill entities have filed for, or been subject to, insolvency proceedings, and several litigations and investigations have been commenced in the U.K., Australia, Germany, Switzerland and the U.S., including claims brought by Greensill's administrators and loss payees under Greensill's trade credit insurance policies. The applicants in the omnibus trade credit insurance policy litigation among Greensill and its insurers and loss payees in Australia (the "Australian proceedings") have collectively claimed losses totaling approximately $5 billion plus interest and costs.

In June 2023, White Oak, a loss payee, filed a claim in the High Court of Justice in London against Marsh Ltd., related to White Oak's purchase of accounts receivable from Greensill. In May 2025, Marsh Ltd. reached a settlement with White Oak to resolve the matter in the U.K. The settlement was recoverable through the Company's E&O insurance and did not have an impact on the consolidated statements of income in 2025.

In November 2023, two Credit Suisse funds ("Credit Suisse"), bringing claims as loss payees, added Marsh Ltd. as a party to the Australian proceedings. The claims by Credit Suisse allege that Marsh Ltd. failed to take required steps to ensure representations made to them in their capacity as loss payees were complete and accurate, and that Marsh Ltd. made misleading statements and omissions.

In November 2024, Greensill Bank AG (in insolvency), an affiliate of Greensill and an insured entity under the policies, added Marsh Pty Ltd as a party to the Australian proceedings. Greensill Bank subsequently joined Marsh Ltd. to the Australian proceedings in March 2025. Greensill Bank alleges that Marsh Ltd. and Marsh Pty Ltd. did not arrange suitable insurance cover and made misrepresentations regarding trade credit insurance placed for Greensill Bank.

The claims in the Australian proceedings are being pursued against a number of parties in addition to Marsh, and the parties are also pursuing (or are expected to pursue) various cross-claims.

At this time, the Company is unable to estimate the amount or range of loss due to the complexity of the proceedings, including the number of claims and parties involved. Mediation in the omnibus litigation is expected to begin in the first quarter 2026, with trial currently scheduled for August 2026.

Other Contingencies-Guarantees

In connection with its acquisition of U.K.-based Sedgwick Group in 1998, the Company acquired several insurance underwriting businesses that were already in run-off, including River Thames Insurance Company Limited ("River Thames"), which the Company sold in 2001. Sedgwick guaranteed payment of claims on certain policies underwritten through the Institute of London Underwriters (the "ILU") by River Thames. The policies covered by this guarantee are partly reinsured by a related party of River Thames. Payment of claims under the reinsurance agreement is collateralized by funds withheld by River Thames from the reinsurer. To the extent River Thames or the reinsurer is unable to meet its obligations under those policies, a claimant may seek to recover from the Company under the guarantee.

From 1980 to 1983, the Company owned indirectly the English & American Insurance Company ("E&A"), which was a member of the ILU. The ILU required the Company to guarantee a portion of E&A's obligations. After E&A became insolvent in 1993, the ILU agreed to discharge the guarantee in exchange for the Company's agreement to post an evergreen letter of credit that is available to pay claims by policyholders on certain E&A policies issued through the ILU and incepting between July 3, 1980 and October 6, 1983. Certain claims have been paid under the letter of credit and the Company anticipates that additional claimants may seek to recover against the letter of credit.

* * * *

The pending proceedings described above and other matters not explicitly described in this Note 16 on Claims, Lawsuits and Other Contingencies may expose the Company or its subsidiaries to liability for significant monetary damages, fines, penalties or other forms of relief. Where a loss is both probable and reasonably estimable, the Company establishes liabilities in accordance with the FASB guidance on Contingencies - Loss Contingencies.

The Company is not able at this time to provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on the Company's consolidated results of operations, financial position or cash flows. This is primarily because these matters are still developing and involve complex issues subject to inherent uncertainty. Adverse determinations in one or more of these matters could have a material impact on the Company's consolidated results of operations, financial condition or cash flows in a future period.

17. Segment Information

The Company is organized based on the types of services provided. Under this structure, the Company's operating segments are: Marsh Risk, Guy Carpenter, Mercer and Marsh Management Consulting. The four segments are aggregated into two operating and reporting segments as follows:

- **Risk and Insurance Services**, comprising Marsh Risk (insurance services) and Guy Carpenter (reinsurance services); and

- **Consulting**, comprising Mercer and Marsh Management Consulting.

The accounting policies of the segments are the same as those used for the consolidated financial statements described in Note 1, Summary of Significant Accounting Policies. Revenues are attributed to geographic areas based on location out of which the services are performed.

The Chief Executive Officer, as the Company's Chief Operating Decision Maker ("CODM"), evaluates segment performance and allocates resources based on segment operating income, which includes directly related expenses, and charges or credits related to restructuring but not the Company's corporate level expenses. Segment operating income is also used to monitor budget versus actual results.

Selected information about the Company's segments and geographic areas of operation are as follows:

For the Years Ended December 31, (In millions)	Revenue		Compensation and benefits	Depreciation and amortization expense	Identified intangible amortization expense	Other segment items	Operating Income (Loss)
2025 –							
Risk and Insurance Services	$ 17,265	(a) $	9,711	$ 204	$ 475	$ 2,239	$ 4,636
Consulting	9,794	(b)	5,710	100	74	2,014	1,896
Total Segments	27,059		15,421	304	549	4,253	6,532
Corporate/Eliminations	(78)		156	57	—	18	(309)
Total Consolidated	$ 26,981		$ 15,577	$ 361	$ 549	$ 4,271	$ 6,223
2024 –							
Risk and Insurance Services	$ 15,395	(a) $	8,499	$ 192	$ 326	$ 2,013	$ 4,365
Consulting	9,133	(b)	5,358	114	51	1,840	1,770
Total Segments	24,528		13,857	306	377	3,853	6,135
Corporate/Eliminations	(70)		139	63	—	46	(318)
Total Consolidated	$ 24,458		$ 13,996	$ 369	$ 377	$ 3,899	$ 5,817
2023 –							
Risk and Insurance Services	$ 14,089	(a) $	7,702	$ 190	$ 297	$ 1,955	$ 3,945
Consulting	8,709		5,249	106	46	1,642	1,666
Total Segments	22,798		12,951	296	343	3,597	5,611
Corporate/Eliminations	(62)		148	74	—	45	(329)
Total Consolidated	$ 22,736		$ 13,099	$ 370	$ 343	$ 3,642	$ 5,282

(a) Includes interest income on fiduciary funds of $403 million, $497 million and $453 million in 2025, 2024 and 2023, respectively, and equity method income of $24 million, $22 million and $18 million in 2025, 2024 and 2023, respectively. Revenue in 2025 also includes $28 million from a gain on the sale of the TCAS business and a gain on remeasurement of a previously held equity method investment to fair value upon consolidation. Revenue in 2023 includes a gain from a legal settlement with a competitor of $58 million, excluding legal fees.

(b) Includes inter-segment revenue of $73 million, $60 million and $56 million in 2025, 2024 and 2023, respectively. Revenue in 2024 includes a net gain of $35 million on the sale of the Mercer U.K. pension administration and U.S. health and benefits administration business. Revenue in 2024 also includes a gain of $20 million from the sale of a business in Marsh Management Consulting.

Other Risk and Insurance Services and Consulting segment items consist primarily of costs such as travel and entertainment, outside services, information and technology, facilities and equipment, and taxes and insurance.

The reconciliation of total consolidated operating income (loss) to income before income taxes is provided on the consolidated statements of income.

The Company does not report its assets by segment, including capital expenditures, as that information is not used by the CODM in assessing segment performance and allocating resources.

Details of operating segment revenue are as follows:

For the Years Ended December 31,						
(In millions)		2025		2024		2023
Risk and Insurance Services						
Marsh Risk	$	14,630	$	12,851	$	11,657
Guy Carpenter		2,635		2,544		2,432
Total Risk and Insurance Services		17,265		15,395		14,089
Consulting						
Mercer		6,190		5,743		5,587
Marsh Management Consulting		3,604		3,390		3,122
Total Consulting		9,794		9,133		8,709
Total Segments		27,059		24,528		22,798
Corporate/Eliminations		(78)		(70)		(62)
Total	$	26,981	$	24,458	$	22,736

Information by geographic area is as follows:

For the Years Ended December 31,						
(In millions)		2025		2024		2023
Revenue						
United States (a)	$	13,344	$	11,671	$	10,924
United Kingdom (b)		3,816		3,595		3,555
Other (c)		9,899		9,262		8,319
		27,059		24,528		22,798
Corporate/Eliminations		(78)		(70)		(62)
Total	$	26,981	$	24,458	$	22,736

(a) Revenue in 2025 includes a gain on the sale of the TCAS business of $15 million. Revenue in 2024 includes the loss on the sale of the Mercer U.S. health and benefits administration business of $35 million, and a gain of $20 million from the sale of a business in Marsh Management Consulting.

(b) Revenue in 2024 includes the gain on the sale of the Mercer U.K. pension administration business of $70 million. Revenue in 2023 includes a gain from a legal settlement with a competitor of $58 million, excluding legal fees.

(c) Revenue in 2025 incudes a $13 million gain on remeasurement of a previously held equity method investment to fair value upon consolidation.

For the Years Ended December 31,						
(In millions)		2025		2024		2023
Fixed Assets, Net						
United States	$	469	$	494	$	468
United Kingdom		136		150		168
Other		224		215		246
Total	$	829	$	859	$	882

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Marsh & McLennan Companies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Marsh & McLennan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Liability for Errors and Omissions — Refer to Notes 1 and 16 to the financial statements

Critical Audit Matter Description

The Company is subject to a significant number of claims, lawsuits and proceedings in the ordinary course of business. Such claims and lawsuits consist principally of alleged errors and omissions ("E&O") in connection with the performance of professional services. These claims may seek damages, including punitive and treble damages, in amounts that could be significant. The Company uses case level reviews performed by inside and outside counsel, internal actuarial analysis and other methods to estimate potential losses resulting from reported and unreported claims.

Given that the determination of the liability for E&O requires management to make significant estimates and assumptions in projecting ultimate settlement values of reported and unreported claims, performing audit procedures to evaluate the reasonableness of such estimates and assumptions required a high degree of auditor judgment, including the need to involve our actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the liability for E&O included the following, among others:

- We tested the effectiveness of internal controls related to the determination of the liability for E&O, including controls over the projection of ultimate settlement values of reported and unreported claims determined through internal actuarial analyses, management's review of the appropriateness of the assumptions used and calculation of case loss estimates, and management's independent review of case level estimates provided by inside and outside counsel, as applicable.

- For selected E&O matters, we evaluated the reasonableness of management's case loss estimates and, as applicable, made inquiries of the Company's inside and outside counsel regarding the status of these matters and likelihood of settlement.

- We compared total incurred losses and current case estimates as of the balance sheet date to amounts reported in prior periods to evaluate trends and developments in reported cases.

- With the assistance of our actuarial specialists, we evaluated the reasonableness of the assumptions and methodologies involved in the development of the liability for E&O by:

  – Testing the underlying data that served as the basis for the actuarial analysis, including historical claims and case loss estimates, to evaluate whether the inputs to the actuarial estimate were reasonable.

  – Comparing management's prior-year assumptions of expected development and ultimate loss to actual amounts incurred during the current year to identify potential bias in the determination of the liability for E&O.

  – Developing a range of independent estimates and comparing those to the liability for E&O recorded by the Company.

/s/ Deloitte & Touche LLP

New York, New York
February 9, 2026

We have served as the Company's auditor since 1989.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

    Disclosure Controls and Procedures. Based on their evaluation, as of the end of the period covered by this annual report on Form 10-K, the Company's chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) are effective.

    Internal Control over Financial Reporting.

    (a)   *Management's Annual Report on Internal Control Over Financial Reporting*

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Marsh & McLennan Companies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures relating to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; the recording of all necessary transactions to permit the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles; the proper authorization of receipts and expenditures in accordance with authorizations of the Company's management and directors; and the prevention or timely detection of the unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 under the supervision and with the participation of the Company's principal executive and principal financial officers. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework issued in 2013. Based on its evaluation, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2025.

Deloitte & Touche LLP, the Independent Registered Public Accounting Firm that audited and reported on the Company's consolidated financial statements included in this annual report on Form 10-K, also issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025.

(b) *Audit Report of the Registered Public Accounting Firm.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Marsh & McLennan Companies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Marsh & McLennan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 9, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
February 9, 2026

(c) *Changes in Internal Control Over Financial Reporting*

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Securities Exchange Act of 1934 that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   Other Information.

Rule 10b5-1 Trading Plans

The following Section 16 officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted "Rule 10b5-1 trading arrangements," as defined in Regulation S-K, Item 408, intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act:

- John Doyle, our Chief Executive Officer, adopted a trading plan on December 2, 2025, which provides for the exercise and sale of an aggregate of 66,623 options. The plan's maximum length is until December 1, 2026, subject to early termination for certain specified events set forth in the plan.

- Paul Beswick, our Senior Vice President and Chief Information Officer, adopted a new trading plan on December 8, 2025, which provides for the sale of up to 7,920 shares subject to performance stock units ("PSUs"), excluding any shares withheld by the Company to satisfy its income tax withholding obligations in connection with the net settlement of equity awards. The plan's maximum length is until December 7, 2026, subject to early termination for certain specified events set forth in the plan.

- Dean Klisura, our President and Chief Executive Officer of Guy Carpenter and Vice Chair, Marsh, adopted a new trading plan on December 10, 2025, which provides for the (1) sale of up to 10,662 shares subject to PSUs, excluding any shares withheld by the Company to satisfy its income tax withholding obligations in connection with the net settlement of equity awards and (2) exercise and sale of 10,516 stock options. The plan's maximum length is until December 8, 2026, subject to early termination for certain specified events set forth in the plan.

- Mark McGivney, our Chief Financial Officer, adopted a new trading plan on December 8, 2025, which provides for the (1) sale of up to 20,410 shares subject to PSUs, excluding any shares withheld by the Company to satisfy its income tax withholding obligations in connection with the net settlement of equity awards and (2) exercise and sale of 67,421 stock options. The plan's maximum length is until December 7, 2026, subject to early termination for certain specified events set forth in the plan.

- Stacy Mills, our Vice President and Controller, adopted a new trading plan on December 8, 2025, which provides for the (1) sale of up to 1,524 shares subject to PSUs, (2) sale of 1,381 shares subject to restricted stock units ("RSUs"), in each case excluding any shares withheld by the Company to satisfy its income tax withholding obligations in connection with the net settlement of equity awards and (3) exercise and sale of 4,207 stock options. The plan's maximum length is until December 7, 2026, subject to early termination for certain specified events set forth in the plan.

The actual number of shares subject to PSUs that may be sold pursuant to each plan described above is subject to satisfaction of the applicable performance conditions and may vary from the number above.

Item 10. Directors, Executive Officers and Corporate Governance.

Information as to the directors and nominees for the board of directors of the Company is incorporated herein by reference to the material set forth under the heading "Item 1: Election of Directors" in the 2026 Proxy Statement.

The executive officers and executive officer appointees of the Company are Paul Beswick, Katherine J. Brennan, John Q. Doyle, Carmen Fernandez, John Jones, Dean Klisura, Mark C. McGivney, Martin South, Nick Studer and Pat Tomlinson. Information with respect to these individuals is provided in Part I, Item 1 above under the heading "Executive Officers of the Company".

The information set forth in the 2026 Proxy Statement in the sections "Corporate Governance—Codes of Conduct", "Board of Directors and Committees—Committees—Audit Committee" and "Corporate Governance—Review of Related Persons Transactions" is incorporated herein by reference.

Insider Trading Policies and Procedures

We have adopted insider trading policies and procedures governing the purchase, sale and/or other dispositions of securities of the Company by our directors, executive officers and employees, and have implemented processes for the Company, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as the NYSE Corporate Governance Standards.

Our Trading Securities Policy prohibits our employees and related persons and entities from trading in securities of the Company and other companies while in possession of material, nonpublic information. Our Trading Securities Policy also prohibits our employees from disclosing material, nonpublic information to unauthorized people and certain restricted colleagues from trading in securities of the Company during any applicable "blackout" period. Our Trading Securities Policy also prohibits our employees from engaging in short sales or derivative transactions relating to securities of the Company at any time. A copy of our Trading Securities Policy is filed as Exhibit 19.1 to this Form 10-K.

Our executive officers and directors must also comply with additional trading restrictions. Members of the Company's Board of Directors, Executive Committee and other specified employees, and related persons and entities, must receive approval through the Pre-Clearance Procedures in order to transact in securities of the Company and are subject to the prohibitions described above.

A copy of our Transactions in Marsh securities by Directors and Executive Officers Policy is filed as Exhibit 19.2 to this Form 10-K.

Item 11. Executive Compensation.

The information set forth in the sections "Additional Information—Director Compensation" and "Executive Compensation—Compensation of Executive Officers" in the 2026 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information set forth in the sections "Additional Information—Stock Ownership of Directors, Management and Certain Beneficial Owners" and "Additional Information—Equity Compensation Plan Information" in the 2026 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information set forth in the sections "Corporate Governance—Director Independence" and "Corporate Governance—Review of Related Person Transactions" in the 2026 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information set forth under the heading "Item 3: Ratification of Selection of Independent Registered Public Accounting Firm—Fees of Independent Registered Public Accounting Firm" in the 2026 Proxy Statement is incorporated herein by reference.

Item 15. **Exhibits and Financial Statement Schedules.** †

The following documents are filed as a part of this report:

(1)   Consolidated Financial Statements:

    Consolidated Statements of Income for each of the three years in the period ended December 31, 2025

    Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2025

    Consolidated Balance Sheets as of December 31, 2025 and 2024

    Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2025

    Consolidated Statements of Shareholders Equity for each of the three years in the period ended December 31, 2025

    Notes to Consolidated Financial Statements

    Report of Independent Registered Public Accounting Firm

(2)   All required Financial Statement Schedules are included in the Consolidated Financial Statements or the Notes to Consolidated Financial Statements.

(3)   The following exhibits are filed as a part of this report:

(2.1)   Stock Purchase Agreement, dated as of June 6, 2010, by and between Marsh & McLennan Companies, Inc. and Altegrity, Inc. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)

(2.2)   Rule 2.7 Announcement, dated as of September 18, 2018 (incorporated by reference to the Company's Current Report on Form 8-K dated September 18, 2018)

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† As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed with this Form 10-K certain instruments defining the rights of holders of long-term debt of the Company and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such agreement to the Commission upon request.

(3.1) Restated Certificate of Incorporation of Marsh & McLennan Companies, Inc. (incorporated by reference to the Company's Current Report on Form 8-K dated July 17, 2008)

(3.2) Amended and Restated By-Laws of Marsh & McLennan Companies, Inc. (incorporated by reference to the Company's Current Report on Form 8-K dated January 12, 2017)

(4.1) Indenture dated as of June 14, 1999 between Marsh & McLennan Companies, Inc. and State Street Bank and Trust Company, as trustee (incorporated by reference to the Company's Registration Statement on Form S-3, Registration No. 333-108566)

(4.2) Third Supplemental Indenture dated as of July 30, 2003 between Marsh & McLennan Companies, Inc. and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

(4.3) Indenture dated as of March 19, 2002 between Marsh & McLennan Companies, Inc. and State Street Bank and Trust Company, as trustee (incorporated by reference to the Company's Registration Statement on Form S-4, Registration No. 333-87510)

(4.4) Indenture, dated as of July 15, 2011, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

(4.5) First Supplemental Indenture, dated as of July 15, 2011, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

(4.6) Form of Third Supplemental Indenture between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated September 24, 2013)

(4.7) Form of Fourth Supplemental Indenture between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated May 27, 2014

(4.8) Form of Fifth Supplemental Indenture between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated September 10, 2014)

(4.9) Sixth Supplemental Indenture, dated as of March 6, 2015, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015)

(4.10) Seventh Supplemental Indenture, dated as of September 14, 2015, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on September 14, 2015)

(4.11)	Eighth Supplemental Indenture, dated as of March 14, 2016, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on May 2, 2016)

(4.12)	Ninth Supplemental Indenture, dated as of January 12, 2017, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Annual Report on Form 10-K filed on February 24, 2017)

(4.13)	Tenth Supplemental Indenture, dated as of March 1, 2018, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on March 1, 2018)

(4.14)	Eleventh Supplemental Indenture, dated January 15, 2019, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on January 15, 2019)

(4.15)	Twelfth Supplemental Indenture, dated March 21, 2019, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K filed on March 21, 2019)

(4.16)	Thirteenth Supplemental Indenture, dated May 7, 2020, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to Company's Current Report on Form 8-K dated May 7, 2020)

(4.17)	Fourteenth Supplemental Indenture, dated December 8, 2021, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to Company's Current Report on Form 8-K dated December 9, 2021)

(4.18)	Fifteenth Supplemental Indenture, dated October 31, 2022, between Marsh & McLennan Companies, Inc. and the Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated October 31, 2022)

(4.19)	Sixteenth Supplemental Indenture, dated March 9, 2023, between Marsh & McLennan Companies, Inc. and the Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated March 9, 2023)

(4.20)	Seventeenth Supplemental Indenture, dated September 11, 2023, between Marsh & McLennan Companies, Inc. and the Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated September 11, 2023)

(4.21)	Eighteenth Supplemental Indenture, dated February 20, 2024, between Marsh & McLennan Companies, Inc. and the Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated February 20, 2024)

(4.22)	Nineteenth Supplemental Indenture, dated November 8, 2024, between Marsh & McLennan Companies, Inc. and the Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated November 8, 2024)
(4.23)	Twentieth Supplemental Indenture, dated December 13, 2024, between Marsh & McLennan Companies, Inc. and the Bank of New York Mellon, as trustee (incorporated by reference to the Company's Current Report on Form 10-K dated February 10, 2025)
(4.24)	Description of Marsh & McLennan Companies, Inc.'s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2019)
(10.1)	*Marsh & McLennan Companies, Inc. U.S. Employee 1996 Cash Bonus Award Voluntary Deferral Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996)
(10.2)	*Marsh & McLennan Companies, Inc. U.S. Employee 1997 Cash Bonus Award Voluntary Deferral Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997)
(10.3)	*Marsh & McLennan Companies, Inc. U.S. Employee 1998 Cash Bonus Award Voluntary Deferral Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1998)
(10.4)	*Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)
(10.5)	*Amendments to Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)
(10.6)	*Form of 2016 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016)
(10.7)	*Form of Deferred Stock Unit Award, with grant dates from March 1, 2022 through February 1, 2023, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan – Cliff Vesting (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.8)   *Form of Deferred Stock Unit Award, with grant dates from March 1, 2023 through February 1, 2024, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan – Cliff Vesting (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023)

(10.9)   *Form of Deferred Stock Unit Award, with grant dates from March 1, 2023 through February 1, 2024, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan – Ratable Vesting (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023)

(10.10)   *Form of Deferred Stock Unit Award, with grant dates from March 1, 2024 through February 1, 2025, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan – Cliff Vesting (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)

(10.11)   *Form of Deferred Stock Unit Award, with grant dates from March 1, 2024 through February 1, 2025, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan – Ratable Vesting (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)

(10.12)   *Form of Stock Option Award, with grant dates from February 22, 2017, under the Marsh & McLennan Companies, Inc. 2021 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017)

(10.13)   *Form of Stock Option Award, with grant dates from February 21, 2018, under the Marsh & McLennan Companies, Inc. 2021 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018)

(10.14)   *Form of Stock Option Award, dated as of February 19, 2019, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019)

(10.15)   *Form of Stock Option Award, dated as of February 19, 2020, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)

(10.16)   *Form of Stock Option Award, dated as of February, 22, 2021, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.17)   *Form of Stock Option Award, dated as of February 23, 2022, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022)

(10.18)   *Form of Stock Option Award, dated as of February 23, 2023, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023)

(10.19)   *Form of Stock Option Award, dated as of February 22, 2024, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)

(10.20)   *Form of Stock Option Award, dated as of February 18, 2025, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)

(10.21)   *Form of Restricted Stock Unit Award, dated as of February 23, 2023, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023)

(10.22)   *Form of Restricted Stock Unit Award, dated as of February 22, 2024, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)

(10.23)   *Form of Restricted Stock Unit Award, dated as of February 18, 2025, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)

(10.24)   *Form of Performance Stock Unit Award, dated as of February 23, 2023, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023)

(10.25)   *Form of Performance Stock Unit Award, dated as of February 22, 2024, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)

(10.26)   *Form of Performance Stock Unit Award, dated as of February 18, 2025, under the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)

(10.27)   *Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Registration Statement on Form S-8 dated August 5, 2011, Registration No. 333-176084)

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*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.28)   *Amendment to the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan
(incorporated by reference to the Company's Annual Report on Form 10-K for the year ended
December 31, 2018)

(10.29)   *Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award Plan (incorporated by
reference from Exhibit C to the Company's Definitive Proxy Statement on Schedule 14A filed on
April 3, 2020)

(10.30)   *2023 Amendment to the Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award
Plan effective January 12, 2023 (incorporated by reference to the Company's Annual Report on
Form 10-K for the year ended December 31, 2022)

(10.31)   *Amended and Restated Marsh & McLennan Companies, Inc. 2020 Incentive and Stock Award
Plan (incorporated by reference from Exhibit C to the Company's Definitive Proxy Statement on
Schedule 14A filed on March 28, 2025)

(10.32)   *Amendments to Certain Marsh & McLennan Companies Equity-Based Awards Due to U.S. Tax
Law Changes Affecting Equity-Based Awards granted under the Marsh & McLennan Companies,
Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan
Companies, Inc. 2000 Employee Incentive and Stock Award Plan, effective January 1, 2009
(incorporated by reference to the Company's Annual Report on Form 10-K for the year ended
December 31, 2008)

(10.33)   *Section 409A Amendment Document, effective as of January 1, 2009 (incorporated by reference
to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.34)   *Section 409A Amendment Regarding Payments Conditioned Upon Employment-Related Action
to Any and All Plans or Arrangements Entered into by the Marsh & McLennan Companies, Inc., or
any of its Direct or Indirect Subsidiaries, that Provide for the Payment of Section 409A
Nonqualified Deferred Compensation, effective December 21, 2012 (incorporated by reference to
the Company's Annual Report on Form 10-K for the year ended December 31, 2012)

(10.35)   Marsh & McLennan Companies Supplemental Savings & Investment Plan (formerly the Marsh &
McLennan Companies Stock Investment Supplemental Plan) Restatement effective January 1,
2022 (incorporated by reference to the Company's Annual Report on Form 10-K for the year
ended December 31, 2022)

(10.36)   *First Amendment to the January 1, 2022 Amended and Restated Marsh & McLennan
Companies Supplemental Savings & Investment Plan effective August 1, 2024 (incorporated by
reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2024)

---

*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to
Item 15(b) of Form 10-K.

(10.37)   *Marsh & McLennan Companies Benefit Equalization Plan and Marsh & McLennan Companies Supplemental Retirement Plan as Restated, effective January 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2012)

(10.38)   *First Amendment to the Marsh & McLennan Companies Benefit Equalization Plan and Marsh & McLennan Companies Supplemental Retirement Plan as Restated effective January 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2016)

(10.39)   *Second Amendment to the Marsh & McLennan Companies Benefit Equalization Plan and Marsh & McLennan Companies Supplemental Retirement Plan as Restated effective January 1, 2012 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2016)

(10.40)   *Marsh & McLennan Companies, Inc. Senior Executive Severance Pay Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2008)

(10.41)   *Amendment to the Marsh & McLennan Companies, Inc. Senior Executive Severance Pay Plan, effective December 31, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2009)

(10.42)   *Marsh & McLennan Companies, Inc. Senior Management Incentive Compensation Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994)

(10.43)   *Marsh & McLennan Companies, Inc. Directors' Stock Compensation Plan - May 31, 2009 Restatement (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)

(10.44)   *Marsh & McLennan Companies International Retirement Plan As Amended and Restated Effective January 1, 2009 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014)

(10.45)   *Description of compensation arrangements for independent directors of Marsh & McLennan Companies, Inc. effective June 1, 2025 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2025)

(10.46)   *Letter Agreement, effective as of July 5, 2017, between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018

---

*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.47)   *Non-Competition and Non-Solicitation Agreement, dated as of February 25, 2016, between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018)

(10.48)   *Letter Agreement, effective as of January 15, 2020, between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)

(10.49)   *Letter Agreement, effective as of January 1, 2022 between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2021)

(10.50)   *Letter Amendment, dated November 10, 2022, between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Current Report on Form 8-K/A dated September 26, 2022)

(10.51)   *Letter Agreement Amendment, dated February 22, 2024, between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Current Report on Form 8-K dated February 22, 2024)

(10.52)   *Letter Agreement Amendment, dated July 10, 2024, between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024)

(10.53)   *Letter Agreement Amendment, dated February 18, 2025, between Marsh & McLennan Companies, Inc. and John Q. Doyle (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)

(10.54)   *Letter Agreement, effective as of January 1, 2016, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015)

(10.55)   *Non-Competition and Non-Solicitation Agreement, effective as of January 1, 2016, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015)

(10.56)   *Letter Agreement, effective as of January 17, 2018, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2017)

(10.57)   *Letter Agreement, effective as of January 16, 2019, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2018)

---

*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.58)   *Letter Agreement, effective as of September 22, 2022, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022)

(10.59)   *Letter Agreement Amendment, dated February 22, 2024, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Current Report on Form 8-K dated February 22, 2024)

(10.60)   *Letter Agreement Amendment, dated February 18, 2025, between Marsh & McLennan Companies, Inc. and Mark C. McGivney (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025

(10.61)   *Letter Agreement, effective as of January 1, 2022, between Marsh & McLennan Companies, Inc. and Martin South (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023)

(10.62)   *Non-Competition and Non-Solicitation Agreement, dated as of December 1, 2021, between Marsh & McLennan Companies, Inc. and Martin South (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023)

(10.63)   *Letter Agreement Amendment, dated February 22, 2024, between Marsh & McLennan Companies, Inc. and Martin South incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)

(10.64)   *Letter Agreement Amendment, dated February 18, 2025, between Marsh & McLennan Companies, Inc. and Martin South (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)

(10.65)   *Letter Agreement effective as of April 1, 2024, between Marsh & McLennan Companies, Inc. and Patrick Tomlinson (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)

(10.66)   *Non-Competition and Non-Solicitation Agreement, effective as of April 1, 2024, between Marsh & McLennan Companies, Inc. and Patrick Tomlinson (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)

(10.67)   *Letter Agreement Amendment, dated February 18, 2025, between Marsh & McLennan Companies, Inc. and Patrick Tomlinson (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)

(10.68)   *Letter Agreement, effective as of January 1, 2022, between Marsh & McLennan Companies, Inc. and Dean M. Klisura (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)

---

*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.69) *Non-Competition and Non-Solicitation Agreement, dated as of December 1, 2021, between Marsh & McLennan Companies, Inc. and Dean M. Klisura (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)

(10.70) *Letter Agreement Amendment, dated February 22, 2024, between Marsh & McLennan Companies, Inc. and Dean M. Klisura (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024)

(10.71) *Letter Agreement Amendment, dated February 18, 2025, between Marsh & McLennan Companies, Inc. and Dean M. Klisura (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025)

(10.72) Paying Agency Agreement, dated as of March 21, 2019, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, London Branch, as paying agent (incorporated by reference to the Company's Current Report on Form 8-K filed on March 21, 2019)

(10.73) Shareholder Undertaking, dated as of September 18, 2018 (incorporated by reference to the Company's Current Report on Form 8-K dated September 18, 2018)

(10.74) Form of Director Undertaking, dated as of September 18, 2018 (incorporated by reference to the Company's Current Report on Form 8-K dated September 18, 2018)

(10.75) Bridge Loan Agreement, dated as of September 18, 2018 by and between Marsh & McLennan Companies, Inc., the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to the Company's Current Report on Form 8-K dated September 18, 2018)

(10.76) Calculation Agency Agreement, dated as of January 15, 2019, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as calculation agent (incorporated by reference to the Company's Current Report on Form 8-K filed on January 15, 2019)

(10.77) Amended and Restated 5 Year Credit Agreement, dated as of October 11, 2023 among Marsh & McLennan Companies, Inc., the designated subsidiaries as party thereto as borrowers, Citibank, N.A., as administrative agent, and the lenders from time to time party thereto (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023)

---

*Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(14.1)	Code of Ethics for Chief Executive and Senior Financial Officers (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
(19.1)	Trading Securities Policy
(19.2)	Insider Trading Policy
(21.1)	List of Subsidiaries of Marsh & McLennan Companies, Inc.
(23.1)	Consent of Independent Registered Public Accounting Firm
(24.1)	Power of Attorney (included on signature page)
(31.1)	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
(31.2)	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
(32.1)	Section 1350 Certifications
(97.1)	Marsh & McLennan Companies, Inc. Compensation Clawback Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104.	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

Item 16.   Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSH & McLENNAN COMPANIES, INC.

Dated: February 9, 2026   By   /S/   JOHN Q. DOYLE

John Q. Doyle
President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Asha Amin and Connor Kuratek, and each of them singly, such person's lawful attorneys-in-fact and agents, with full power to them and each of them to sign for such person, in the capacity indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated this 9th day of February, 2026.

Name	Title	Date
/S/ JOHN Q. DOYLE John Q. Doyle	Director, President & Chief Executive Officer	February 9, 2026
/S/ MARK C. McGIVNEY Mark C. McGivney	Chief Financial Officer	February 9, 2026
/S/ STACY M. MILLS Stacy M. Mills	Vice President & Controller (Chief Accounting Officer)	February 9, 2026
/S/ ANTHONY K. ANDERSON Anthony K. Anderson	Director	February 9, 2026
/S/ BRUCE BROUSSARD Bruce Broussard	Director	February 9, 2026
/S/ H. EDWARD HANWAY H. Edward Hanway	Director	February 9, 2026
/S/ JUDITH HARTMANN Judith Hartmann	Director	February 9, 2026
/S/ DEBORAH C. HOPKINS Deborah C. Hopkins	Director	February 9, 2026
/S/ TAMARA INGRAM Tamara Ingram	Director	February 9, 2026
/S/ JANE H. LUTE Jane H. Lute	Director	February 9, 2026
/S/ STEVEN A. MILLS Steven A. Mills	Director	February 9, 2026
/S/ MORTON O. SCHAPIRO Morton O. Schapiro	Director	February 9, 2026
/S/ JAN SIEGMUND Jan Siegmund	Director	February 9, 2026
/S/ LLOYD M. YATES Lloyd M. Yates	Director	February 9, 2026

Exhibit 31.1

CERTIFICATIONS

I, John Q. Doyle, certify that:

1. I have reviewed this Annual Report on Form 10-K of Marsh & McLennan Companies, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2026

/s/ John Q. Doyle
_____
John Q. Doyle
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Mark C. McGivney, certify that:

1. I have reviewed this Annual Report on Form 10-K of Marsh & McLennan Companies, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2026

/s/ Mark C. McGivney

Mark C. McGivney
Chief Financial Officer

Exhibit 32.1

<u>Certification of Chief Executive Officer and Chief Financial Officer</u>

The certification set forth below is being submitted in connection with the Annual Report on Form 10-K for the year ended December 31, 2025 of Marsh & McLennan Companies, Inc. (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code.

John Q. Doyle, the President and Chief Executive Officer, and Mark C. McGivney, the Chief Financial Officer, of Marsh & McLennan Companies, Inc. each certifies that, to the best of his knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Marsh & McLennan Companies, Inc.

Date: February 9, 2026

/s/ John Q. Doyle
_____
John Q. Doyle
President and Chief Executive Officer

Date: February 9, 2026

/s/ Mark C. McGivney
_____
Mark C. McGivney
Chief Financial Officer

Stock Performance Graph

The following graph compares the annual cumulative stockholder return for the five-year period ended December 31, 2025 of Marsh common stock with the S&P 500® Stock Index and the S&P 500® Financials Index, assuming an investment of $100 on December 31, 2020.



Comparison of Cumulative Total Stockholder Return
($100 invested 12/31/20 with dividends reinvested)

		2020	2021	2022	2023	2024	2025
▬	Marsh & McLennan Companies, Inc.	100	151	146	169	192	171
▬	S&P 500	100	129	105	133	166	196
▬	S&P 500 Financials	100	135	121	135	176	203

Stockholder information

Annual Meeting
Information concerning the 2026 Annual Meeting of Stockholders can be found at proxy.mmc.com.

Investor Information
Stockholders of record inquiring about reinvestment and payment of dividends, consolidation of accounts, stock certificate holdings, stock certificate transfers, and address changes should contact:

EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
Telephone: 800 457 8968 or
651 450 4064 (Outside US/Canada)

Mailing Address:
1110 Centre Pointe Curve,
Suite 101
Mendota Heights,
MN 55120-4100
EQ's website:
shareowneronline.com

Stockholders who hold shares of Marsh beneficially through a broker, bank, or other intermediary organization should contact that organization for these services.

Direct Purchase Plan
Stockholders of record and other interested investors can purchase Marsh common stock directly through the Company's transfer agent and the Administrator for the Plan, EQ Shareowner Services. A brochure on the Plan is available on the EQ Shareowner Services website or by contacting EQ Shareowner Services directly:

EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
Telephone: 800 457 8968 or
651 450 4064 (Outside US/Canada)
EQ's website:
shareowneronline.com

Financial Information
Copies of Marsh annual reports and Forms 10-K and 10-Q are available on the Company's website. These documents also may be requested by contacting:

Marsh & McLennan Companies, Inc.
Investor Relations
1166 Avenue of the Americas
New York, NY 10036
Telephone: 212 345 5411
Website: corporate.marsh.com
Email: marsh.investor.relations@marsh.com

Stock Listings
Marsh common stock (NYSE ticker symbol: MRSH) is listed on the New York Stock Exchange and the NYSE Texas.

Procedures for Raising Complaints and Concerns Regarding Accounting Matters
Marsh is committed to complying with all applicable accounting standards, internal accounting controls, audit practices, and securities laws and regulations (collectively, "Accounting Matters"). To raise a complaint or concern regarding Accounting Matters, you may contact the Company by mail, telephone, or online. You may review the Company's procedures for handling complaints and concerns regarding Accounting Matters at corporate.marsh.com.

By mail:
Marsh & McLennan Companies, Inc.
Audit Committee
c/o Corporate Secretary
1166 Avenue of the Americas
New York, NY 10036

By telephone or online:
Visit ethicscomplianceline.com for dialing instructions or to raise a concern online.



Marsh
1166 Avenue of the Americas
New York, NY 10036

corporate.marsh.com

